Exhibit 2.1

PURCHASE and SALE AGREEMENT
dated as of November 24, 2019
by and among
SPX FLOW, Inc., as the Company,
and
Boardwalk Parent, LLC, as Buyer

1

TABLE OF CONTENTS
Article I
DEFINITIONS

Section 1.01	Certain Defined Terms	1

2

Article II
PURCHASE AND SALE; PURCHASE PRICE
Article III
REPRESENTATIONS AND WARRANTIES BY THE COMPANY

3

4

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Article V
ADDITIONAL AGREEMENTS

5

Article VI
TAX MATTERS
Article VII
EMPLOYEE MATTERS
Article VIII
CONDITIONS TO CLOSING

6

Article IX
TERMINATION

Section 9.01	Termination	111
Section 9.02	Notice of Termination	111
Section 9.03	Effect of Termination	111
Article X
MISCELLANEOUS

EXHIBITS

Exhibit A	French Offer Letter
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Supply Agreement
Exhibit D	Form of IP License Agreement
Exhibit E-1 Exhibit E-2	Form of Key Executive Employment Agreement Key Executive Employment Term Sheet

7

SCHEDULES

Schedule 1	Equity Sellers; Transferred Companies
Schedule 2	JV Company Seller; Transferred JV Companies
Schedule 3	Real Estate Seller
Schedule 4A Schedule 4B	The Sale and Purchase Terms for the Cathcart Real Estate Assets The Disposition for the Cathcart Real Estate Assets
Schedule 5	French Mergers
Schedule 6	Other Regulatory Approval Laws
Schedule 7	Remaining Daniel Valve Business
Schedule 8	Restructuring
Schedule 9	Specified Other Regulatory Approval Laws
Schedule 10	Key Executives
Schedule 11	Certain Transfer Documents
Schedule 12	Indebtedness Amounts
Schedule 13	Calculation Principles
Schedule 14 Schedule 15	Business Infrastructure Double-Trigger Severance Contracts

8

This PURCHASE and SALE AGREEMENT (this “Agreement”), dated as of November 24, 2019, is made by and between SPX FLOW, Inc., a Delaware corporation (the “Company”), and Boardwalk Parent, LLC, a Delaware limited liability company (“Buyer” and, together with the Company, the “Parties” and each individually, a “Party”).
RECITALS
WHEREAS, the Company directly or indirectly owns all of the outstanding Equity Interests of each of the Persons identified as an “Equity Seller” on Schedule 1 or Schedule 2 attached hereto (each such Person being referred to herein as an “Equity Seller” and, collectively, the “Equity Sellers”), and the applicable Equity Sellers directly own, or after giving effect to the Restructuring (as defined below) will directly own, all of Equity Interests of each of the Persons identified as a “Transferred Company” set forth opposite the name of such Equity Sellers on Schedule 1 attached hereto (each Person identified as a “Transferred Company” on such Schedule 1 being referred to herein as a “Transferred Company” and, collectively, the “Transferred Companies”; each of the Transferred Companies identified as a “Restructuring Transferred Company” on such Schedule 1 being referred to herein as a “Restructuring Transferred Company” and, collectively, the “Restructuring Transferred Companies”; each of the Equity Sellers identified as a “Restructuring Equity Seller” on such Schedule 1 is a holder of a portion of the Restructured Businesses (as defined below) and is referred to herein as a “Restructuring Equity Seller” and, collectively, as the “Restructuring Equity Sellers”; the Equity Interests of the Transferred Companies owned, or after giving effect to the Restructuring, to be owned, directly by each of the Equity Sellers as described on such Schedule 1 being referred to herein as the “Transferred Company Equity Interests”);
WHEREAS, the Company indirectly owns all of the outstanding Equity Interests of the Equity Seller identified on Schedule 2 attached hereto as the “JV Company Seller” (the “JV Company Seller”) and the JV Company Seller directly owns Equity Interests of each of the Persons identified as a “Transferred JV Company” on such Schedule 2 (each Person identified as a “Transferred JV Company” on such Schedule 2 being referred to herein as a “Transferred JV Company” and, collectively, the “Transferred JV Companies”; the Equity Interests of the Transferred JV Companies owned by the JV Company Seller as described on such Schedule 2 being referred to herein as the “Transferred JV Company Equity Interests”);
WHEREAS, the Transferred Companies and the Transferred JV Companies, together with each of the Persons identified on Schedule 1 attached hereto as being a direct or indirect Subsidiary of the applicable Transferred Company set forth opposite such Person’s name on such Schedule 1, are each referred to herein as a “Group Company” and, collectively, as the “Group Companies”;
WHEREAS, the JV Company Seller holds the JV Company Loan Rights (as defined below);
WHEREAS, the Company indirectly owns all of the outstanding Equity Interests of the Person identified as the “Real Estate Seller” on Schedule 3 attached hereto (the “Real Estate Seller”), and the Real Estate Seller owns the Cathcart Real Estate Assets (as defined below); the Real Estate Seller, together with the Equity Sellers (including the JV Company Seller), are each referred to herein from time to time as a “Seller” and, collectively, as the “Sellers”;
WHEREAS, as of the date hereof, the Business (as defined below), other than the Remaining Daniel Valve Business, the portions of the Business operated by SPXI (as defined below) or conducted in India, Singapore and the United Arab Emirates (such portions of the Business, the “Restructured Businesses”), is operated by the Group Companies (other than the Restructuring Transferred Companies) using Cathcart Real Estate Assets, and after giving effect to the Restructuring, the Restructured Businesses will be operated by the Restructuring Transferred Companies;

WHEREAS, Buyer desires to purchase, and the Company desires to cause the Sellers to sell, the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Company Loan Rights and the Cathcart Real Estate Assets on the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, as an inducement to Buyer to enter into this agreement, each of the Key Executives will be entering into an employment agreement (the “Key Executive Employment Agreements”) with Buyer, each of which shall be effective as of the Closing, substantially in the form attached hereto as Exhibit E-1 with respect to the Key Executive listed on Schedule 10-A or containing the terms set forth in Exhibit E-2 with respect to the Key Executives listed on Schedule 10-B.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01    Certain Defined Terms. The following terms used in this Agreement shall have the respective meanings assigned to them below:
“Acquired Rights” means (a) Council Directive 2001/23/EC or any directive replacing or amending the same and the implementing Laws in the relevant countries, and (b) other applicable Laws listed in Section 1.01(a) of the Company Disclosure Letter which provide for the automatic transfer of employees and their rights in the event of the sale of a business or other undertaking.
“Action” means any action, claim, complaint, hearing, petition, suit, arbitration, mediation or other proceeding or investigation (other than an audit with respect to any Taxes or Tax Returns) by or before any Governmental Entity (other than a Taxing Authority), whether civil, criminal, administrative or otherwise, in law or in equity.
“Affiliate” means, with respect to any specified Person, as of any time of determination, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise; provided, that, other than for purposes of the definition of “Material Adverse Effect” the definition of “Transaction Expenses”, Section 4.03, Section 4.04, Section 4.07, Section 4.09, Section 5.04(c), Section 5.05, Section 5.15 and Section 9.03, in no event shall Buyer or any of its Subsidiaries be considered an Affiliate of Apollo Global Management, Inc. or any portfolio company or investment fund (other than the Equity Financing Sources) managed directly or indirectly by an Affiliate of Apollo Global Management, Inc., nor shall any portfolio company or investment fund (other than the Equity Financing Sources) managed directly or indirectly by an Affiliate of Apollo Global Management, Inc., be considered to be an Affiliate of Buyer or any of its Subsidiaries.
“Agreement” has the meaning set forth in the Preamble above.
“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar Laws governing bribery and corruption applicable to any Group Company or in respect of the Business from time to time.
“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, EC Council Regulation No. 139/2004 and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Apprenticeship Levy” has the meaning given to that term in Section 98 of the United Kingdom’s Finance Act 2016.”
“Assumed Cathcart Liabilities” means all Liabilities of the Real Estate Seller arising under, resulting from, or relating to the ownership and/or operation of the Cathcart Real Estate Assets (including the Contracts related thereto to which the Real Estate Seller is or was a party or is otherwise subject set forth on Section 1.01(b) of the Disclosure Letter), whether relating to periods prior to, on or after the Closing; provided, however, that Taxes (other than Buyer’s share of Transfer Taxes under Section 6.01) with respect to the Cathcart Real Estate Assets attributable to a Pre-Closing Tax Period under Section 6.05(c) shall not constitute Assumed Cathcart Liabilities.
“Assumed JV Company Liabilities” means all Liabilities of the JV Company Seller arising under, resulting from, or relating to, the JV Company Loan Rights and the Transferred JV Company Equity Interests (including the Contracts related thereto to which the JV Company Seller is or was a party or is otherwise subject to), whether relating to periods prior to, on or after the Closing; provided, however, that Taxes (other than Buyer’s share of Transfer Taxes under Section 6.01) with respect to the JV Company Loan Rights and the Transferred JV Company Equity Interests attributable to a Pre-Closing Tax Period under Section 6.05(c) shall not constitute Assumed JV Company Liabilities.
“Assumed Liabilities” means the Assumed Cathcart Liabilities and the Assumed JV Company Liabilities.
“Automatic Transfer Employee” means each Business Employee whose employment or contract of employment transfers or is assigned by operation of Law, or would but for the termination of such contract or employment be so transferred or assigned, to Buyer or one of its Affiliates (including as a result of the Acquired Rights or as a result of the Restructuring).
“Bargaining Agreement” means each agreement, collective bargaining agreement, labor contract or memorandum of understanding entered into with a union, labor organization, works council or any other authorized employee representative governing the terms and conditions of employment of any Business Employee.
“Business” means the “Power and Energy” business of the Company and its Subsidiaries or operated by the Company and its Subsidiaries through their respective joint ventures and non-wholly owned entities, other than the Excluded Businesses.
“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York, New York.
“Business Employee” means (a) each Group Company Employee, (b) each employee of the Company or any of its Subsidiaries employed by the Company or any of its Subsidiaries primarily in connection with the Business and (c) all employees of the Company or any of its Subsidiaries as required by the Acquired Rights and applicable Law to be considered employees of the Business. For purposes of this definition,

“primarily” shall mean, with respect to any employee, at least fifty percent (50%) of such employee’s working time for the Company and its Subsidiaries, and with respect to any other service provider (including any independent contractor or leased employees) at least fifty percent (50%) of such service provider’s time providing services for the Company and its Subsidiaries.
“Business Employee Approval” means the conclusion of the exercise of any Business Employee Approval Right with respect to the transactions contemplated by this Agreement.
“Business Employee Approval Right” means any information, consultation, veto, co-determination or similar right held by any labor union, trade union, labor organization, works council or employee representative body or similar organization with respect to non-U.S. Business Employees, either pursuant to a Bargaining Agreement or applicable Law.
“Business Records” means all files, documents, instruments, papers, books (including minute and stock transfer books), reports, records, tapes, microfilms, photographs, letters, ledgers, journals, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), Tax Returns and other Tax work papers and files, including any documents stored or maintained in electronic storage format.
“Buyer” has the meaning set forth in the Preamble above.
“Buyer Benefit Plan” means each Employee Plan sponsored, maintained or contributed to by Buyer, or required to be maintained or contributed to for the benefit of any current or former employee of Buyer or any of its Subsidiaries.
“Buyer Indemnified Parties” means Buyer, its Subsidiaries (including, from and after the Closing, the Group Companies) and their respective directors and officers, each in their capacities as such.
“Buyer Real Estate Sub” means a wholly-owned Subsidiary of Buyer designated by Buyer in writing at least twenty (20) Business Days prior to Closing.
“Buyer’s Relief” means, with respect to United Kingdom Taxes, any relief which (i) arises to the UK Targets as a consequence of any transaction, act, event, circumstance, state of affairs or omission occurring (or being treated for United Kingdom tax purposes as occurring), or from income, profits or gains earned, accrued or received (or treated for United Kingdom tax purposes as earned, accrued or received) after the Closing Date or (ii) is a Tax relief of a U.K. tax resident Group Company the availability of which has been (a) shown or included as a separately stated asset in Final Net Working Capital or Final Net Debt; or (b) explicitly taken into account in computing (and so reducing or eliminating) a provision for Tax in Final Net Working Capital or Final Net Debt.
“Cash” means, with respect to any specified Person, the aggregate of all cash and cash equivalents including (i) all deposited but uncleared bank deposits, checks, drafts and wire transfers, (ii) investments in marketable securities of such specified Person to the extent convertible to cash within 90 days, (a) net of all issued but uncleared checks, drafts and wire transfers, and (b) excluding Restricted Cash, in each case calculated in accordance with the Calculation Principles.
“Cathcart Real Estate Assets” means all of the Real Estate Seller’s right, title and interest in and to that certain real property located at 149 Newlands Road, Cathcart, Glasgow G44 4EX, Scotland, United Kingdom, being the subjects registered in the Land Register of Scotland under number GLA210039, under exception of the area shown colored blue on title plan GLA210039, together with and all improvements, buildings and facilities thereon, as more fully described in Section 1.01(b) of the Company Disclosure Letter.
“COBRA” has the meaning set forth in Section 7.12 of this Agreement.
“Code” means the U.S. Internal Revenue Code of 1986.
“Company” has the meaning set forth in the Preamble above.
“Company Credit Agreement” means that certain Credit Agreement, dated as of June 27, 2019, by and among the Company, Bank of America, N.A., as administrative agent and the other parties signatory thereto, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Company Indemnified Parties” means the Company, its Subsidiaries (excluding, following the Closing, the Group Companies) and their respective Representatives, each in their capacity as such.
“Company Indentures” means, together, (a) that certain indenture, dated as of August 10, 2016, by and among SPX FLOW, Inc., U.S. Bank National Association and the other parties signatory thereto providing for the issuance of 5.625% Senior Notes (as defined therein) due 2024, and (b) that certain indenture, dated as of August 10, 2016, by and among SPX FLOW, Inc., U.S. Bank National Association and the other parties signatory thereto providing for the issuance of 5.875% Senior Notes (as defined therein) due 2026, in each case, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Compliant” means, with respect to the Debt Financing Information, that (a) such Debt Financing Information, taken as a whole, does not contain any untrue statement of a material fact regarding the Group Companies and their Subsidiaries, or omit to state any material fact regarding the Group Companies and their Subsidiaries necessary in order to make such Debt Financing Information, in light of the circumstances under which the statements contained therein are made, not misleading, and (b) the financial statements and other financial information included in such Debt Financing Information would not be deemed stale under Regulation S-X or Regulation S-K under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1.
“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation, whether written or oral, to which such Person is a party or by which any of them may be bound or to which any of their properties may be subject.
“Data Protection Legislation” means all applicable Law relating to privacy and the protection of personal data in any relevant jurisdiction, including the GDPR and all Law relating to data protection and privacy which is from time to time applicable to any Group Company in the United Kingdom (including the Data Protection Act 2018, the Privacy and Electronic Communications (EC Directive) Regulations 2003, and the GDPR together with all applicable codes of conduct and practice, guidance and opinions relating to data protection and privacy; and words and expressions which are defined in the GDPR shall (unless the context requires otherwise) have the meanings given in the GDPR.
“Debt Financing Sources” means the agents, arrangers, underwriters, purchasers, lenders, financial institutions and other entities that have committed to provide or agreed to arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing, if any, including the parties to any engagement letter, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and its and their respective Affiliates’ former, current or future general or limited partners, direct or indirect shareholders or equityholders, managers, members, directors, officers, employees, Affiliates, representatives, agents or attorneys or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, representative agent or attorney of the foregoing, and their respective successors and assigns.
“Dormant Group Company” means each of (a) S & N Pump Middle East LLC, a limited liability company organized under the laws of the State of Texas, (b) Clyde Union Pumps Middle East FZE, a Free Zone Establishment with limited liability pursuant to Law No. 25 of 2009 by the Ruler of Dubai, and (c) SPX Flow Middle East L.L.C., a limited liability company organized under the laws of the Emirate of Dubai, United Arab Emirates.
“Dubai NewCo” means Flow Power & Energy Middle East DMCC,
“Employee Plans” means each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, phantom or other stock based award, severance or termination pay, redundancy, termination or termination indemnity, retention, change in control, disability, death benefit, supplemental employment benefit or post-employment or retirement benefit (including pension, health, medical or insurance benefit), “jubilee” pension benefit, health, welfare, fringe benefit, employee loan, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of 3(37) of ERISA), program, agreement (including employment agreements) or arrangement, whether or not subject to ERISA, in each case, whether written or not written, (a) that is established, sponsored, maintained or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any current or former Business Employee, or (b) for which the Company or any of its Subsidiaries or any of their respective ERISA Affiliates has any direct or any indirect Liability with respect to the Business or any current Business Employee, regardless of whether it is voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or noncontributory.
“Environmental Law” means any foreign, federal, state or local Law regulating or relating to the protection of human health or safety (as it relates to exposure to Hazardous Substances), natural resources or the environment, including Laws relating to wetlands, pollution, environmental contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release, or exposure to, Hazardous Substances.
“Environmental Permit” means any permit, license, registration, authorization or consent of any Governmental Entity required pursuant to applicable Environmental Laws.
“Equity Commitment Letter” means the executed equity financing commitment letter, dated as of the date hereof, delivered from the Equity Financing Sources to Buyer on the date hereof, naming the Company as an express third party beneficiary and pursuant to which the Equity Financing Sources have committed, subject only to the terms and conditions set forth therein, to invest or cause to be invested in the equity capital of Buyer the amount set forth therein (the “Equity Financing”) for the purposes of financing the transactions contemplated hereby.
“Equity Financing” has the meaning ascribed to such term in the definition of the term “Equity Commitment Letter”.

“Equity Financing Source Managing Entities” means Apollo Management Holdings, L.P., Apollo Management, L.P. (an SEC registered investment advisor), Apollo Commodities Management L.P. with respect to Series IV (an SEC registered investment advisor), Apollo Management IX, L.P. and their respective successor entities, if any.
“Equity Financing Sources” means Apollo Natural Resources Partners II, L.P., Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (LUX) IX, GP, S.A.R.L.
“Equity Interest” means with respect to any entity, any security representing an ownership interest or economic participation in such entity, including (a) with respect to a company or corporation, any and all classes or series of shares, and (b) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership or limited liability company interests.
“Equity Seller” and “Equity Sellers” have the meaning set forth in the Recitals above.
“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“ERISA Affiliate Liability” means any obligation, liability, or expense of the Company or any of its ERISA Affiliates which arises under or relates to any Employee Plan that is subject to (i) Title IV of ERISA, Section 302 of ERISA, Section 412 of the IRC, or (ii) COBRA or any other statute or regulation that imposes liability on a “controlled group” basis pursuant to Section 414(b), (c), (m), or (o) of the IRC or Section 4001(b) of ERISA or similar provision of foreign Law.
“Estimated Net Working Capital Deficiency” means the amount, if any, by which Estimated Net Working Capital is less than Target Net Working Capital.
“Estimated Net Working Capital Surplus” means the amount, if any, by which Estimated Net Working Capital exceeds Target Net Working Capital.
“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations, 22 C.F.R. §120 et seq., administered by the U.S. Department of State, and customs and import laws administered by U.S. Customs and Border Protection).
“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.
“Excluded Bran+Luebbe Business” means the business operated by SPXI involving the developing, making, manufacturing, distributing, selling and supplying the Bran+Luebbe brand products.

“Excluded Business Assets” means those assets, properties, claims and rights owned or held by SPXI primarily for use in, or generated by, the Excluded Businesses, as described in Section 1.01(c)(i) of the Company Disclosure Letter.
“Excluded Business Liabilities” means those Liabilities of SPXI to the extent arising out of, resulting from or relating to the Excluded Business Assets, as described in Section 1.01(c)(i) of the Company Disclosure Letter.
“Excluded Businesses” means the Excluded Bran+Luebbe Business, the Excluded UK Mixers Business and the Excluded UK Rail Systems Business.
“Excluded Subsidiaries” means each Subsidiary of the Company other than the Group Companies.
“Excluded UK Mixers Business” means the business operated by SPXI involving the developing, making, manufacturing, distributing, selling and supplying of the Plenty mixers brand products, including side-entry mixers.
“Excluded UK Rail Systems Business” means the business operated by SPXI involving the developing, making, manufacturing, distributing, selling and supplying of the Rail Systems brand products, including level crossing barrier machines and clamplock point actuation systems.
“Final Net Working Capital Deficiency” means the amount, if any, by which Final Net Working Capital is less than Target Net Working Capital.
“Final Net Working Capital Surplus” means the amount, if any, by which Final Net Working Capital exceeds Target Net Working Capital.
“Financing” means the Debt Financing, if any, and the Equity Financing.
“Financing Sources” means the Debt Financing Sources, if any, and the Equity Financing Sources.
“French Commitment Letter” means the commitment letter from SPX Corporation dated 3 November 2011 in respect of the indirect acquisition of 100% of the shares of Clyde Union SAS, a company incorporated under French law and registered with the Annecy commercial registry under number 423.788.199.
“French Mergers” means (i) the contemplated internal merger (fusion simplifiée) of Clyde Union SAS into Clyde Union (France) SAS and (ii) the contemplated internal merger (fusion simplifiée) of SPX France Holdings SAS into Clyde Union (France) SAS, in each case substantially in accordance with the steps set forth on Schedule 5 attached hereto.
“GAAP” means generally accepted accounting principles in the U.S.
“GDPR” means Regulation (EU) 2016/679 and any successor law or regulation thereto.
“Group Company” and “Group Companies” have the meaning set forth in the Recitals above.
“Group Company Employee” means each individual who is an employee of a Group Company as of immediately prior to the Closing Date.
“Group Company Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by (a) any Group Company as of the date hereof (other than any such real property that constitutes an Excluded Business Asset hereunder), or (b) any Equity Seller as of the date hereof primarily for use in the Business.
“Group Company Owned Real Property” means all real property owned in fee simple by (a) any Group Company as of the date hereof (other than any such real property that constitutes an Excluded Business Asset hereunder), or (b) any Equity Seller as of the date hereof primarily for use in the Business.
“Group Company Real Property” means, collectively, the Group Company Leased Real Property and the Group Company Owned Real Property.
“Group Company Real Property Lease” means all leases, subleases, licenses or other arrangements under which any Group Company or Equity Seller is a party as tenant, subtenant, licensee or otherwise (including all variations, amendments, modifications, supplements, renewals, guaranties, exercise of options and extensions in each case, supplemental and collateral thereto) with respect to any of the Group Company Leased Real Property.
“Group Relief” means (a) group relief capable of being surrendered or claimed pursuant to Part 5 of the United Kingdom Corporation Tax Act 2010, (b) any Tax refund capable of being surrendered or claimed pursuant to Section 963 of the United Kingdom Corporation Tax Act 2010, and (c) any eligible unrelieved foreign Tax surrendered or claimed pursuant to the United Kingdom Double Taxation Relief (Surrender of Relievable Tax within a Group) Regulations 2001 (SI 2001/1163).
“Hazardous Substances” means (a) any petrochemical or petroleum distillates or by-products, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, and radon gas; or (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect, as such terms are defined under Environmental Laws.
“HMRC” means HM Revenue and Customs.
“Income Tax” means any Tax measured by net income (including, for the avoidance of doubt, U.K. Corporation Tax).
“Indebtedness” means, with respect to any specified Person at any specific time, without duplication, the aggregate, at such time, of: (a) all indebtedness for borrowed money, or incurred in substitution or exchange for indebtedness for borrowed money, of such specified Person, whether secured or unsecured, and all such obligations evidenced by bonds, debentures, notes or similar instruments; (b) obligations of such specified Person under any performance bond or letter of credit, but only to the extent then drawn or called; (c) outstanding amounts owing by such specified Person as deferred purchase price for property or other assets or services or securities, whether contingent or otherwise, including all seller notes, holdback amounts and “earn out” payments relating to any such deferred purchase price, or arising under conditional sale or other similar title retention agreements relating to property or assets or services or securities (but excluding trade accounts payable incurred in the ordinary course of business, to the extent taken into account in the calculation of Net Working Capital and amounts owing to any employee or other service provider that is an independent contractor or leased employee in their capacities as such); (d) liabilities or obligations of such specified Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien; (e) other obligations of such specified Person of a kind required to be included in the balance sheet of a company pursuant to GAAP as obligations for borrowed money; (f) any obligations for leases classified as financing or capital lease obligations in the Financial Information or in accordance with GAAP (excluding, for the avoidance of doubt, obligations relating to leases classified as operating lease obligations in the Financial Information); (g) the aggregate amount payable (if any) by such specified Person in connection with the termination at such time of any interest rate, currency, commodity derivative or other hedge agreement or instrument minus any amounts payable to such specified Person in connection with any such agreement or instrument (which may be a positive or negative number) (excluding, for the avoidance of doubt, any such agreement, instrument or transaction entered into pursuant to Section 5.19(a)(viii)); (h) any declared but unpaid dividends or distributions and any intercompany Indebtedness, in each case between the Company and its Subsidiaries (other than the Group Companies), on the one hand, and any Group Company, on the other hand, to the extent not terminated at or prior to Closing; (i) the aggregate amount billed to customers as deposits or cash advances and classified as Unearned Revenue in the Group Companies’ combined balance sheet; (j) the Net Current Tax Amount; (k) any liabilities or obligations described in clauses (a) - (j) above of another Person in respect of which such specified Person has incurred, assumed or acquired a liability by means of a guaranty (including under any “keep well” or similar arrangement) or secured (including under any letter of credit, banker’s acceptance or similar credit transaction) by any Lien upon any property or asset owned by such specified Person; (l) all accrued and unpaid interest on any of the liabilities or obligations of such specified Person described in clauses (a) through (k) above, together with any fees, penalties, “breakage” costs, make-whole payments costs or other charges payable in the event that any of the foregoing is required to be repaid, terminated or otherwise discharged; and (m) the aggregate outstanding or unfunded amount in respect of the items set forth on Schedule 12 attached hereto. For the avoidance of doubt, “Indebtedness” shall not include current accounts payable to trade creditors, accrued expenses or any other amounts, in each case, to the extent taken into account in the calculation of Net Working Capital, and shall not include Liabilities or obligations being retained by the Company and its Subsidiaries (excluding the Group Companies) or liabilities relating to UK Carbon Reduction Commitment program.
“India NewCo” means Flow P&E India Private Limited.
“Indian Tax Act” means the (Indian) Income Tax Act, 1961, together with any statutory modifications or re-enactment thereof and with all applicable by-laws, rules, regulations, orders, circulars, notifications, ordinances and the like issued thereunder.
“Intellectual Property Rights” means the following, in any and all countries: (a) patents and patent applications, patentable inventions and other patent rights, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, interferences, continuations and continuations-in-part with respect thereto and including all foreign equivalents (collectively, “Patents”); (b) trademarks, servicemarks, trade dress, logos, trade names and brand names, together with the goodwill associated with and symbolized by any of the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”); (c) copyrights, applications and registrations and renewals therefor (collectively, “Copyrights”); (d) trade secrets, know-how, inventions, processes, procedures, databases, designs, confidential business information and other proprietary information and rights; and (e) computer software programs, including all source code, object code, specifications, designs and documentation related thereto.
“Intercompany Amounts” means (a)(i) all trade accounts payable and other payment obligations of the Group Companies to their suppliers and service providers, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered, (ii) all other accounts and notes payable of the Group Companies, and (iii) any Liabilities related to any of the foregoing, in each case to the extent payable to the Company or any of its Subsidiaries (other than the Group Companies), and (b)(i) all trade accounts payable and other payment obligations of the Company and its Subsidiaries (other than the Group Companies) to their suppliers and service providers, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered, (ii) all other accounts and notes payable of the Company and its Subsidiaries (other than the Group Companies), and (iii) any Liabilities related to any of the foregoing, in each case to the extent payable to any Group Company.
“Inventory” means all raw materials, components, ingredients, work-in-process, finished goods, demonstration equipment, parts, packaging materials and other accessories related thereto and other inventories, in each of the foregoing cases, that, as of the Closing Date, are used or held for use primarily in the operation or conduct of the Business by the Group Companies, including any such inventories held at, or in transit from or to, the facilities of the Group Companies, or located at customers’ premises on consignment from the Business.
“IP License Agreement” means that certain intellectual property licensing agreement in the form of Exhibit D attached hereto.
“IRS” means the Internal Revenue Service.
“JV Company Loan Documents” means, collectively, that certain (a) loan letter, dated as of June 30, 2018, from the JV Company Seller to SPX Flow & WTE Energy FZCO, (b) Loan Agreement, dated as of March 24, 2016, by and between the JV Company Seller and Nada Fayez Saeed Al Sadek, and (c) Share Pledge Agreement, dated as of March 24, 2016, by and between the JV Company Seller and Nada Fayez Saeed Al Sadek, in each case, as such letter or agreements may be amended, restated, amended and restated, modified or supplemented from time to time.
“JV Company Loan Rights” means all rights of the JV Company Seller in, to and under the JV Company Loan Documents.
“JV Company Seller” has the meaning set forth in the Recitals above.
“Key Executives” means that certain individual listed on Schedule 10 attached hereto.
“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry of their direct reports, of the following Persons as of the date hereof: Christine Hommes, Richard Offutt, and Trevor Mills.
“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of their direct reports, of the following Persons as of the date hereof: José Larios, Chris McVicker, Scott Weatherford, Adam Brainard, Tim Old, Mike Brooks, Kelly Clement and Tony Manha.
“Law” (and with the correlative meaning “Laws”) means any rule, law, constitution, principle of common law, regulation, statute, treaty, Order, ordinance, convention, directive, requirement or code promulgated, issued, enacted, adopted, implemented or otherwise put into effect by any Governmental Entity.
“Liabilities” means any liability, debt, guarantee, assurance, commitment or obligation, whether known or unknown, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated, asserted or unasserted, due or to become due, in each case whenever or however arising (including whether arising by operation of Law, or out of any Contract or tort based on negligence or strict liability).
“Licensed Intellectual Property Contract” means all Contracts to which (a) any Group Company is a party relating to the license of Intellectual Property Rights (other than Intellectual Property Rights that constitute Excluded Business Assets hereunder), or (b) any Equity Seller is a party relating to the license of Intellectual Property Rights used primarily in the Businesses, in each case other than any: (i) Contract containing a non-exclusive license that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as: (A) a sales or marketing Contract that includes an incidental license to use the Trademarks of either party thereto for the purposes of advertising or marketing; (B) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone that also contains an Intellectual Property Rights license; (C) a nondisclosure Contract entered into in the ordinary course of business; or (D) a Contract under which any Intellectual Property Rights owned by a Group Company or an Equity Seller is licensed to a contractor or vendor of a Group Company or an Equity Seller for use in connection with such contractor or vendor providing services to a Group Company or an Equity Seller; or (iii) Contract concerning generally commercially available software on non-discriminatory terms.
“Lien” means, with respect to any property, Equity Interest or other asset (or any revenues, income or profits therefrom), any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, security interest, encumbrance, claim, license, easement, right-of-way, covenant, defect of title, servitude, transfer restriction or other similar restriction or encumbrance of any kind in respect of such property, Equity Interest or other asset.
“Losses” means all damages, losses, liabilities, deficiencies, awards, judgments, assessments, fines, sanctions, penalties, charges, costs, Taxes (other than VAT, which is recoverable as input tax), expenses, and payments of whatever kind, all interest thereon, all costs and expenses of investigating any claim, lawsuit or arbitration and any appeal therefrom, all reasonable attorneys’, accountants’ and expert witness’ fees incurred in connection therewith.
“Material Adverse Effect” means any effect, change, event, occurrence, circumstance, development, or state of facts that, individually or in the aggregate, that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Business, taken as a whole; provided, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (a) the failure of the Business (or any portion thereof) or any of the Group Companies, to meet projections or forecasts (for the avoidance of doubt, any underlying cause for any such failure shall not be excluded by this clause (a)); or (b) any adverse effect or change arising from or relating to (i) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates and credit markets, the imposition of trade restrictions, tariffs or similar Taxes or relating to arising out of the United Kingdom referendum result regarding withdrawal from the European Union), (ii) conditions generally affecting the industries or any geographic markets in which the Business (or any portion thereof) or any of the Group Companies, operate, (iii) an act of terrorism, sabotage or cyber-intrusion or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural or man-made disasters or any national or international calamity or crisis, (iv) changes or proposed changes in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the U.S.) after the date hereof, (v) the negotiation, execution, announcement or pendency or consummation of the Transactions, including any litigation, any reduction in revenues or income, any loss of employees, customers, suppliers, distributors, joint venture partners or any cancellation of or delay in customer orders, any disruption in supplier, vendor, distributor, joint venture partner or similar relationships or any action taken pursuant to Section 5.02; provided, that this clause (v) shall not apply to any representation or warranty set forth in Section 3.05 or Section 3.06 (or the condition set forth in Section 8.02(a) or Section 8.02(b) to the extent relating to any such representation or warranty), (vi) compliance with the terms of, the taking of any action expressly required or otherwise contemplated by, or the failure to act to the extent such action is expressly prohibited by, this Agreement or any other Transaction Document; provided, that this clause (vi) shall not apply to any representation or warranty set forth in Section 3.05 or Section 3.06 (or the condition set forth in Section 8.02(a) or Section 8.02(b) to the extent relating to any such representation or warranty), or (vii) any change or effect that is the result of any action or omission of the Company, any of the Sellers or any of their respective Affiliates (including any of the Group Companies) that are taken at the written request, or with the prior written consent, of Buyer or any of its Affiliates; provided, further, however, that any effect, change, event, occurrence, circumstance, development, or state of facts referred to in clauses (b)(i), (ii), (iii) or (iv) may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event, occurrence, circumstance, development, or state of facts has a disproportionate adverse effect on the Business, taken as a whole, as compared to other similarly situated participants in the industries in which the Business operates.
“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
“Net Current Tax Amount” means an amount, which shall not be less than zero, determined as of the end of the day on the Closing Date, as if the taxable year of each Group Company ended at the end of such day, equal to: (a) the current income tax liabilities of the Group Companies, minus (b) the current income tax assets of the Group Companies (including estimated Taxes paid prior to Closing or overpayments of Taxes from prior periods applied toward current income tax liabilities); provided, that for purposes of calculating the Net Current Tax Amount, (x) all Transaction Tax Deductions shall be treated as deductible in the taxable period deemed to end at the end of the Closing Date (taking into account the limitations set forth in Section 6.03(ii)), and (y) any transaction outside the ordinary course of business that occurs after the Closing, and any election under Section 338 of the Code, shall not be taken into account. For the avoidance of doubt, the Net Current Tax Amount shall not include any deferred tax assets or liabilities.
“Net Debt” means an amount, which may be positive or negative, equal to (a) (x) the amount of Indebtedness of the Group Companies (on a combined basis but excluding, for the avoidance of doubt (i) intercompany Indebtedness among the Group Companies, and (ii) Indebtedness under the JV Company Loan Documents) and (y) Indebtedness that constitutes Assumed Liabilities (without duplication of any amounts included in (x) above), minus (b) an amount equal to the Cash of the Group Companies (including, to the extent that the French Offer has been accepted by the Company and/or SPX Clyde UK Limited in accordance with Section 2.09(b), all cash held by SPX France Holdings SAS, Clyde Union (France) SAS and Clyde Union SAS), in each case, as of 12:01 a.m. (New York time) on the Closing Date (without giving effect to the Closing) up to an aggregate amount equal to $5,000,000 (it being understood and agreed that in the event the Cash of the Group Companies exceeds such amount, the amount included in the calculation of Net Debt shall equal $5,000,000). Notwithstanding anything contrary to this Agreement, (A) if any payments are made between 12:01 a.m. (New York time) on the Closing Date and Closing in respect of an obligation not reflected as a liability in Net Working Capital, Indebtedness or Transaction Expenses, Cash shall be reduced by the amount of such payment, (B) if any payments are received between 12:01 a.m. (New York time) on the Closing Date and Closing in respect of a right not reflected as an asset in Net Working Capital (excluding any payments received as contemplated by this Agreement and any payment or contribution of Cash made directly by Buyer or any of its Affiliates), Cash shall be increased by the amount of such payment, and (C) any component of Indebtedness that is incurred between 12:01 a.m. (New York time) on the Closing Date and Closing shall be deemed incurred as of 12:01 a.m. (New York time). The Reference Date Net Debt set forth in the Reference Date Balance Sheet is an illustrative calculation of Net Debt as of the Reference Date.
“Net Working Capital” means the current assets of the Group Companies (on a combined basis) (excluding Cash, Restricted Cash and income Tax assets) minus the current liabilities of the Group Companies (on a combined basis) and the Assumed Liabilities that constitute current liabilities (excluding Indebtedness (including, for the avoidance of doubt, the categories of liabilities described in Schedule 12 even if the amount taken into account for purposes of calculating Indebtedness is less than the full amount of the obligation or liability), Transaction Expenses, income Tax Liabilities or liabilities relating to UK Carbon Reduction Commitment program), as of 12:01 a.m. (New York time) on the Closing Date (without giving effect to the Closing), in each case calculated in accordance with the Calculation Principles. The Reference Date Net Working Capital set forth in the Reference Date Balance Sheet is an illustrative calculation of Net Working Capital.
“Non-U.S. Business Employee” means each Business Employee that is not a U.S. Business Employee.
“Non-Wholly Owned Group Company” means the Persons identified as a “Non-Wholly Owned Group Company” on Schedule 1 attached hereto.
“Offered Employee” means any Business Employee that is either a Current Offered Employee or a Leave Offered Employee pursuant to Section 7.03(a).
“Order” means any order, writ, injunction, judgment, decree, edict, ruling, opinion, decision, determination, directive, or award of, or settlement with, any Governmental Entity, whether civil, criminal or administrative.
“Organizational Documents” means, with respect to any Person, any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement, stockholder agreement or similar formation or governing documents and instruments of such Person.
“Other Regulatory Approval Laws” means the Antitrust Laws and other Laws listed on Schedule 6 attached hereto.
“Party” and “Parties” have the meaning set forth in the Preamble above.
“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 signed into law October 26, 2011.
“Permits” means all permits, licenses, consents, approvals, authorizations, registrations, concessions, grants, franchises, certificates, identification numbers exemptions, waivers, and filings issued or required by any Governmental Entity under applicable Law.
“Permitted Liens” means (a) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established and reflected in accordance with GAAP to the extent required thereby on the Financial Information, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established and reflected in accordance with GAAP to the extent required thereby on the Financial Information, (c) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) easements, rights-of-way, covenants, conditions, restrictions, other non-monetary encumbrances incurred in the ordinary course of business, whether or not evident from the records of the applicable Governmental Entity maintaining records thereof or upon physical inspection of any real property (or review of an accurate survey in respect thereof), and gaps, defects, imperfections or irregularities in chain of title that do not, in any case, materially (A) detract from the use of the property subject thereto, or (B) interfere with the ordinary use of such assets, (e) statutory landlords’ Liens and Liens granted to landlords under any lease in the ordinary course of business to secure unpaid rent, (f) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business, (g) purchase money security interests, equipment leases or similar financing arrangements entered into with third parties in the ordinary course of business, (h) Liens with respect to Liabilities specifically reflected on the most recent balance sheet included in the Financial Information, or the notes thereto, (i) deposits to secure the performance of bids, trade, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature to a third party customer of the Business, in each case, incurred in the ordinary course of business, (j) Liens in favor of customs and revenue authorities arising as a matter of Law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business, (k) Liens securing Indebtedness of any Group Company in effect as of the date hereof that will be released at or prior to the Closing, (l) restrictions on the transfer of securities and Equity Interests as the result of applicable securities or other Laws or as otherwise expressly set forth in the Organizational Document of any Group Company or (m) Liens set forth in Section 1.01(d) of the Company Disclosure Letter.
“Person” means any natural person, general or limited partnership, corporation, company, trust, limited liability company, limited liability partnership, joint venture, firm, association, union or employee organization, Governmental Entity or other organization or other legal entity.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.
“Real Estate Seller” has the meaning set forth in the Recitals above.
“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, or dumping, into the environment (including soil, sediment, groundwater and surface water, and indoor and outdoor air).
“Related Person” means the Company and its Subsidiaries (other than any Group Company) and any of their respective officers, directors or Affiliates (other than any Group Company).
“Remaining Daniel Valve Business” has the meaning set forth on Schedule 7 attached hereto.
“Representative” means, with respect to any Person, such Person’s directors, legal representatives, officers, managers, employees, partners, counsel, financial advisors, accountants, auditors, consultants, agents and other authorized representatives (whether third party or otherwise).
“Restricted Cash” means (a) cash held by any Group Company organized in any jurisdiction other than the U.S. that cannot be distributed for use in the U.S. by virtue of applicable Law, Contract, or otherwise, including restrictions on dividends, collateral for letters of credit or any other form of restriction and (b) in the case of cash held by any Group Company organized in any jurisdiction other than the U.S. that can be distributed for use in the U.S. by virtue of applicable Law, withholding or other Taxes that would be incurred in connection with the distribution of such cash. For the avoidance of doubt, “Restricted Cash” shall not include (i) cash or other compensation received from customers and sales agents for which the delivery of products and services has not yet occurred, to the extent such amounts are included in Net Working Capital or Indebtedness or (ii) cash held by SPX France Holdings SAS, Clyde Union (France) SAS or Clyde Union SAS.
“Restructured Businesses” has the meaning set forth in the Recitals above.

“Restructuring” means the transactions described on Schedule 8 attached hereto.
“Restructuring Document” means any agreement, deed, bill of sale, endorsement, assignment, certificate or other instrument, including instruments of conveyance or assignment, to be entered into, executed or delivered by the Company or any of its Subsidiaries after the date hereof in connection with the Restructuring.
“Restructuring Equity Seller” and “Restructuring Equity Sellers” have the meanings set forth in the Recitals above.
“Restructuring Transferred Company” and “Restructuring Transferred Companies” have the meanings set forth in the Recitals above.
“Retained Business” means the businesses (including, for the avoidance of doubt, the Excluded Businesses) now, previously or hereafter conducted by the Company or any of its Subsidiaries, other than the Business.
“Sanctioned Person” means at any time any Person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) majority-owned or controlled by any of the foregoing.
“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of Law) administered, enacted or enforced from time to time by (a) the United States (including the U.S. Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury, or (e) any other Governmental Entity with jurisdiction over any Group Company or the Business from time to time.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder.
“Seller” and “Sellers” have the meaning set forth in the Recitals above.
“Seller Group” means, for U.S. federal Income Tax purposes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which the Company is the common parent and a Group Company is a member and, for state, local or non-U.S. Income Tax purposes, the consolidated, combined or unitary group of which a Group Company, on the one hand, and the Company or a Subsidiary of the Company (other than a Group Company), on the other hand, are members for such state, local or non-U.S. Income Tax purposes.
“Seller Group Tax Return” means any Tax Return of any Seller Group.
“Seller Party” means the Company, each Equity Seller and the Real Estate Seller, and “Seller Parties” means the foregoing Persons, collectively.
“SPXF India” means SPX Flow Technology (India) Private Limited, a private limited company organized under the laws of India.

“SPXI” means SPX International Limited, a private limited company organized under the laws of the United Kingdom.
“Specified Leased Real Property” means those Group Company Leased Real Properties set forth in Section 1.01(e) of the Company Disclosure Letter.
“Specified Transferred Equity Interests” means the Equity Interests of India NewCo and Dubai NewCo.
“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” means, with respect to any Person, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.
“Supplemental Financial Information” means (i) unaudited combined balance sheets of the Group Companies as of the end of, and related unaudited statements of operations, changes in equity and cash flows of the Group Companies for the fiscal year ended December 31, 2019 and (ii) unaudited combined balance sheets of the Group Companies as of the end of, and related unaudited statements of operations, changes in equity and cash flows of the Group Companies for the fiscal quarter ended March 28, 2020.
“Target Net Working Capital” means an amount equal to $124,475,912.77.
“Tax” or “Taxes” means (i) any federal, state, provincial, local, non-U.S. or other income, excise, gross receipts, ad valorem, value-added, sales, use, employment, franchise, profits, gains, capital gains, personal property, real property, transfer, payroll, branch, net worth, production, license, severance, compensation, utility, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, transfer, withholding, social security premiums or contributions (or similar), unemployment, disability, registration, alternative, or add-on minimum, goods and services tax/harmonized sales tax, estimated, intangibles or other taxes of any kind whatsoever, together with any interest, and any penalties, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto, (ii) any liability for the payment of any items described in clause (i) above as a result of (x) being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group or (y) being included (or being required to be included) in any Tax Return related to such group; and (iii) any and all liability for the payment of any amounts described in clause (i) or (ii) above pursuant to Contract or as a result of successor or transferee liability.
“Tax Liability” means any Liabilities related to Taxes.
“Tax Returns” means all returns, reports, elections, declarations, disclosures, estimates, claims for refunds, statements, information returns, or other documents filed or required to be filed with any Taxing Authority (including any related or supporting information any schedule or attachment thereto and any amendment or supplement thereof).
“Tax Sharing Agreement” means any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement which obligates any Person to indemnify another party to any such agreement for Tax obligations, other than (a) agreements solely among the Group Companies, (b) credit agreements and other debt documents, (c) commercial agreements entered into in the ordinary course of business not primarily relating to Taxes, (d) agreements entered into in the ordinary course of business (including real property leases) providing for the allocation or payment of real property Taxes, (e) agreements entered into in the ordinary course of business providing for the allocation or payment of personal property Taxes, sales or use Taxes or VAT with respect to personal property leased, used, owned or sold in the ordinary course of business, (f) provisions of employment agreements compensating employees for any increase in taxation of such employee’s income resulting from the performance of work outside of such employee’s country of residence, and (g) agreements pursuant to which a Group Company is solely a beneficiary of, and not an obligor under, the Tax indemnification, sharing or allocation provisions of such agreement.
“Taxing Authority” means any Governmental Entity (including any subdivision and any revenue agency of a jurisdiction) responsible for imposition, collection or the administration of any Taxes.
“Third Party Approval” means any consent, approval, Order, authorization or waiver of, or notification to, any Person (including consents or approvals of any Governmental Entity but excluding (a) the Mandatory Regulatory Approvals, and (b) consents, approvals or waivers from the Company or any of its Subsidiaries) necessary to consummate the Restructuring or any sale, transfer, conveyance, assignment or delivery, or attempted sale, transfer, conveyance, assignment or delivery, to Buyer of any of the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Company Loan Rights or the Cathcart Real Estate Assets, and/or the assumption or attempted assumption of any of the Assumed Liabilities or any claim or right or any benefit arising thereunder or resulting therefrom, in each case as contemplated by this Agreement.
“Transaction Documents” means this Agreement, the Company Disclosure Letter, the Transition Services Agreement, the Supply Agreement, the Confidentiality Agreement, the IP License Agreement, the Transfer Documents, the Restructuring Documents and any other deed, bill of sale, endorsement, assignment, assumption, certificate or other instrument of conveyance and assignment as the Parties and their respective legal counsel deem reasonably necessary to effect the Restructuring, to vest in Buyer (or a designated Subsidiary of Buyer) all right, title and interest in, to and under the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Company Loan Rights or the Cathcart Real Estate Assets, and for Buyer’s (or a designated Subsidiary of Buyer’s) assumption of any of the Assumed Liabilities, in each case including all exhibits and schedules thereto and all amendments thereto made in accordance with the respective terms thereof.
“Transaction Expenses” means, subject to the terms and conditions of Section 5.02(a), Section 5.03, Section 5.06 and Section 5.07, all fees, costs and expenses of the Group Companies (including any fees, costs or expenses incurred by or on behalf of the Group Companies) to the extent incurred or accrued prior to or as of the Closing and to be paid by a Group Company in connection with the preparation, negotiation or consummation of the Transactions or any related or alternative transactions, to the extent not paid in full prior to the Closing or not taken into account in the calculation of Net Debt or Net Working Capital (as finally determined pursuant to Section 2.04), including (a) fees, expenses and disbursements of counsel, financial advisors, consultants, accountants and other service providers, (b) any brokerage fees, commissions, finders’ fees or financial advisory fees and, in each case, related costs and expenses, (c) all change of control, retention, severance, termination, bonus, transaction, or similar payments and benefits that are payable to any Person solely as a result of the Transactions, (d) in the case of the foregoing clause (c), the employer portion of any payroll, social security, unemployment or similar Taxes (including, where applicable, the net cost to the relevant Group Company of the Apprenticeship Levy in the U.K.) imposed on such amounts and (e) any VAT chargeable in relation to such Transaction Expenses (other than VAT which is recoverable as input tax); provided, that in no event shall Transaction Expenses include (i) any fees, costs or expenses incurred by the Group Companies at the express written request of Buyer and its Affiliates, (ii) any fees, costs or expenses incurred by Buyer or any of its Affiliates or any of their respective Representatives (including financing fees), regardless of whether any such fees, costs or expenses may be payable by the Group Companies, or

(iii) any severance amounts or payments that may become due as a result of any action taken solely by Buyer following the Closing (including pursuant to any “double trigger” bonus payable to any Business Employee as a result of the consummation of the Transactions and the subsequent termination of such Business Employee’s employment under the agreements set forth on Schedule 15).
“Transaction Tax Deductions” has the meaning set forth in Section 6.03.
“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.
“Transferred Company” and “Transferred Companies” have the meanings set forth in the Recitals above.
“Transferred Company Equity Interests” has the meaning set forth in the Recitals above.
“Transferred JV Company” and “Transferred JV Companies” have the meanings set forth in the Recitals above.
“Transferred JV Company Equity Interests” has the meaning set forth in the Recitals above.
“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code.
“U.K.” means the United Kingdom of Great Britain and Northern Ireland.
“U.K. Corporation Tax” means tax under Section 2(1) of the Corporation Tax Act 2009.
“U.K. Stamp Duty Land Taxes” means any tax under Part 4 of Finance Act 2003 or as defined in Section 65 of Land and Buildings Transaction Tax (Scotland) Act 2013 or Section 1 of Land Transaction Tax and Anti-Avoidance of Devolved Taxes (Wales) Act 2017.
“UK Targets” has the meaning set forth in Section 1.01(f) of the Company Disclosure Letter.
“U.S.” means the United States of America.
“U.S. Business Employee” means each Business Employee employed in the U.S.
“VAT” means (a) any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), and (b) any other Tax of a similar nature (including consumption tax, goods and services tax, sales tax and turnover tax), whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in (a), or elsewhere.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local law.
“Willful Breach” means a breach, or a failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge and intent that the taking of such act or failure to take such action would cause a breach of this Agreement.

Article II
PURCHASE AND SALE; PURCHASE PRICE
Section 2.01    Closing. Subject to the terms and conditions of Section 2.11, the closing of the sale and purchase of the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Company Loan Rights and the Cathcart Real Estate Assets and the assumption by Buyer of the Assumed Liabilities (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004, at 9:00 a.m. New York City time, (i) on the third Business Day after the satisfaction or written waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or (ii) on such other date or at such other time or place as Buyer and the Company may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”; provided, that (A) if the Closing Date has not occurred on or prior to the date that is 90 days after the fiscal year ended December 31, 2019, then the Closing shall occur on the earlier to occur of (x) a Business Day specified by Buyer on no fewer than two (2) Business Days’ written notice to the Company, and (y) the first Business Day immediately following delivery of the Supplemental Financial Information set forth in clause (i) of the definition thereof (subject, in the case of each (x) and (y), to the satisfaction or waiver of the conditions set forth in Article VIII as of the date determined pursuant to the proviso (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions at such time)) and (B) if the Closing Date has not occurred on or prior to the date that is 45 days after the fiscal quarter ended March 28, 2020, then the Closing shall occur on the earlier to occur of (x) a Business Day specified by Buyer on no fewer than two (2) Business Days’ written notice to the Company, and (y) the first Business Day immediately following delivery of the Supplemental Financial Information set forth in both clauses (i) and (ii) of the definition thereof (subject, in the case of each (x) and (y), to the satisfaction or waiver of the conditions set forth in Article VIII as of the date determined pursuant to the proviso (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions at such time)); provided, further, that notwithstanding anything to the contrary contained in this Agreement, the Closing shall not occur prior to the date that is fifteen (15) days after the completion of the French Mergers (or such earlier date following the completion of the French Mergers mutually agreed between the Company and Buyer). All of the actions to be taken and documents to be delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein.
Section 2.02    Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement at the Closing:
(a)subject to the terms and conditions of Section 2.11, the Company shall cause each Equity Seller (other than the JV Company Seller) to sell, transfer and deliver to Buyer (or a designated Subsidiary of Buyer), free and clear of any and all Liens (other than Liens arising under applicable securities Laws), and Buyer shall (or shall cause a designated Subsidiary of Buyer to) purchase, acquire and accept from each such Equity Seller, all of each such Equity Sellers’ right, title and interest in and to the Transferred Company Equity Interests; provided, that the transfer of India NewCo shall be effected pursuant to the Indian Transfer Agreement as further described in Section 2.08(b);
(b)subject to the terms and conditions of Section 2.11, the Company shall cause the JV Company Seller to sell, transfer and deliver to Buyer (or a designated Subsidiary of Buyer), free and clear of any and all Liens (other than Liens arising under applicable Law), and Buyer shall (or shall cause a designated Subsidiary of Buyer to) purchase, acquire and accept from the JV Company Seller, all of the JV

Company Seller’s right, title and interest in and to the Transferred JV Company Equity Interests and the JV Company Loan Rights, free and clear of any or all Liens (other than Liens arising under applicable securities Laws), and Buyer shall (or shall cause a designated Subsidiary of Buyer to) assume, agree to pay, perform and discharge, in accordance with their terms, the Assumed JV Company Liabilities; and
(c)subject to the terms and conditions of Section 2.11, the Company shall cause the Real Estate Seller to sell, transfer, convey, assign and deliver to Buyer Real Estate Sub, free and clear of any and all Liens (other than Permitted Liens), and Buyer shall cause Buyer Real Estate Sub to purchase, acquire and accept from the Real Estate Seller, all of the Real Estate Seller’s right, title and interest in and to the Cathcart Real Estate Assets, and Buyer shall cause Buyer Real Estate Sub to assume, agree to pay, perform and discharge, in accordance with their terms, the Assumed Cathcart Liabilities. In furtherance of the foregoing, Buyer and the Company shall comply with all the provisions in Section 6.10 and Schedule 4A in respect of the sale and purchase of the Cathcart Real Estate Assets.
Section 2.03    Purchase Price.
(a)The “Purchase Price” shall be equal to the sum of: (i) $475,000,000 minus the France Purchase Price (subject to increase pursuant to Section 2.09) (the “Base Purchase Price”), plus (ii) the Estimated Net Working Capital Surplus, if any, minus (iii) the Estimated Net Working Capital Deficiency, if any, plus (iv) the absolute value of Estimated Net Debt, if a negative number, minus (v) Estimated Net Debt, if a positive number, minus (vi) Estimated Transaction Expenses, minus (vii) the Indian Consideration. The Purchase Price shall be subject to adjustment after the Closing pursuant to Section 2.04(c) and, to the extent applicable, Section 2.09.
(b)The Company has delivered to Buyer a statement of Net Working Capital (the “Reference Date Net Working Capital”) and a statement of Net Debt (the “Reference Date Net Debt”), in each case calculated as though the referenced times in the definitions of “Net Working Capital” and “Net Debt” were 11:59 p.m. as of June 29, 2019 (the “Reference Date”) instead of immediately prior to Closing, a copy of which is set forth in Section 2.03(b) of the Company Disclosure Letter (the “Reference Date Balance Sheet”). Net Working Capital and Net Debt shall be prepared in accordance with (i) GAAP, and to the extent consistent with GAAP, using the accounting methods, policies, practices, procedures, judgments and estimation methodology used by the Company in preparing the Financial Information as of the Balance Sheet Date and (ii) the rules set forth on Schedule 13 to the Agreement; provided, that in the event of any conflict between clauses (i) and (ii), the rules set forth on Schedule 13 will apply (the “Calculation Principles”). Buyer and the Company agree that the Reference Date Balance Sheet provides an illustrative example of how the Estimated Closing Statement and Closing Statement are to be prepared for purposes of this Agreement; provided that, for the avoidance of doubt, the Estimated Closing Statement and Closing Statement remain subject to the terms and provisions of this Agreement, including the Calculation Principles.
(c)At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimate of (i) the amount of Net Working Capital (such estimate, “Estimated Net Working Capital”), (ii) the amount of Net Debt (such estimate, “Estimated Net Debt”), and (iii) the amount of Transaction Expenses as of immediately prior to the Closing (such estimate, “Estimated Transaction Expenses”), together with reasonable supporting documentation including, where applicable, invoices for the Transaction Expenses with respect to the foregoing. The Company shall review and consider in good faith all reasonable comments to the amounts set forth in the Estimated Closing Statement timely proposed by Buyer in good faith and incorporate into a revised Estimated Closing Statement prior to Closing any such changes the Company, in its sole discretion, reasonably deems appropriate; provided, that Buyer shall not have any right to delay Closing or payment of the Purchase Price as a result of any disagreement with respect to any amount set forth in the Estimated Closing Statement. The Estimated Closing Statement shall set forth, with respect to Estimated Transaction Expenses, the identity and wire instructions of each Person that is to be paid Transaction Expenses at Closing and the amount payable to each such Person at Closing.
(d)At (i) the Closing, Buyer shall pay, or cause to be paid, by wire transfer of immediately available funds (designated in U.S. dollars) an aggregate amount equal to the Purchase Price in accordance with instructions delivered by the Company to Buyer at least two (2) Business Days prior to the Closing Date, and (ii) the date on which the India NewCo is proposed to be transferred to Buyer and/or its Subsidiary pursuant to the Indian Transfer Agreement (“India Closing Date”), Buyer shall, concurrently with such transfer under the India Transfer Agreement on the India Closing Date, pay or cause to be paid, by wire transfer of immediately available funds (designated in Indian rupees) the Indian Consideration to SPX Flow Technology (India) Private Limited and/or any other shareholder of the India NewCo in accordance with instructions delivered by the Company to Buyer at least two (2) Business Days prior to the Closing Date.
Section 2.04    Post-Closing Adjustments to Purchase Price.
(a)As promptly as practicable, but in any event within ninety (90) days after the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to the Company a statement (the “Closing Statement”) setting forth Buyer’s good faith calculations, together with reasonable supporting detail, of Net Working Capital, Net Debt and Transaction Expenses, which statement, with respect to Buyer’s calculations of Net Working Capital and Net Debt, will be in the format set out in the Reference Date Balance Sheet, together with a worksheet setting forth in reasonable detail how the amounts reflected on the Closing Statement were calculated and showing the difference, if any, between (i) Net Working Capital shown on the Closing Statement (Net Working Capital as finally determined in accordance with Section 2.04(a) or Section 2.04(b), “Final Net Working Capital”) and Estimated Net Working Capital as set forth on the Estimated Closing Statement, (ii) Net Debt shown on the Closing Statement (Net Debt as finally determined in accordance with Section 2.04(a) or Section 2.04(b), “Final Net Debt”) and Estimated Net Debt as set forth on the Estimated Closing Statement, and (iii) Transaction Expenses shown on the Closing Statement (Transaction Expenses as finally determined in accordance with Section 2.04(b), the “Final Transaction Expenses”) and Estimated Transaction Expenses. In the event that Buyer does not deliver a Closing Statement to the Company prior to the expiration of such ninety (90) day period, Buyer shall be deemed to have accepted the Company’s calculations of Net Working Capital, Net Debt and Transaction Expenses as set forth on the Estimated Closing Statement for all purposes hereunder and such calculations, together with the Estimated Closing Statement, shall be final and binding upon each of Buyer and the Company. The Closing Statement shall be prepared using the Calculation Principles. In addition, Buyer and the Company acknowledge and agree that any amount used for purposes of calculating Indebtedness, Net Working Capital, Transaction Expenses or any other similar adjustment hereunder shall be counted only once and may not be counted in more than one adjustment hereunder. For purposes of this Section 2.04, neither Buyer nor the Company shall be permitted to introduce different accounting principles, procedures, policies, practices, estimates, judgments or methodologies in the preparation of the Closing Statement or the determination of Final Net Working Capital or Final Net Debt from the Calculation Principles.
(b)For a period of forty-five (45) days following its receipt of the Closing Statement (or such longer time period as Buyer and the Company may agree in writing), the Company shall have the right to object in writing thereto or to any portion thereof, which shall include a description of the objection and basis of the objection, together with the Company’s proposed adjustment amount and any alternative calculations proposed by the Company (any such objection, an “Objection Notice”). In the event that the Company does not deliver an Objection Notice in writing to Buyer prior to the expiration of such forty-five (45) day period or the Company accepts, the Closing Statement and the calculations set forth therein, the Company shall be deemed to have accepted Buyer’s calculations of Net Working Capital, Net Debt and

Transaction Expenses for all purposes hereunder and such calculations, together with the Closing Statement, shall be final and binding upon each of Buyer and the Company. During the twenty (20) day period after Buyer’s receipt of any Objection Notice from the Company (such period, the “Consultation Period”), Buyer and the Company shall consult in good faith to resolve any differences in their respective positions with respect to the Closing Statement or any calculation(s) set forth therein. Any communications between Buyer and the Company (or their respective Representatives) during the Consultation Period (including any Objection Notice) shall be treated as settlement discussion materials pursuant to U.S. Federal Rule of Evidence 408 and similar state rules. If Buyer and the Company are unable to agree on the Closing Statement during the Consultation Period, the Company shall appoint KPMG US LLP, or if KPMG US LLP is unable or unwilling to act, another internationally recognized independent accounting firm reasonably acceptable to Buyer (such firm, the “Accountant”), to resolve all matters that remain in dispute at the end of the Consultation Period (the “Unresolved Items”). Buyer and the Company shall execute any agreement reasonably required by the Accountant for its engagement hereunder. The Accountant, acting as an expert and not as an arbitrator, shall be charged with making a determination, as promptly as practicable but in any event within thirty (30) days after the date on which the Unresolved Items are referred to the Accountant. The scope of the disputes to be resolved by the Accountant shall be whether any such Unresolved Items submitted to the Accountant were calculated and/or prepared in accordance with this Agreement and the Calculation Principles, and any corresponding adjustment required by resolution of such adjustment, and in all instances, the Accountant’s determination for each such Unresolved Item must be within the range of the amounts asserted by Buyer, on the one hand, and the Company, on the other hand, with respect to each such Unresolved Item or to correct mathematical errors, and the Accountant is not to make any other determination. For the avoidance of doubt, the Accountant (i) shall not review any line items or make any determination with respect to any matter other than the Unresolved Items, (ii) with respect to the Closing Statement, shall have no discretion to deviate from the Calculation Principles, and (iii) shall make its determination based solely upon written submissions by Buyer and the Company and their respective Representatives (a copy of which shall be delivered substantially concurrently to Buyer or the Company, as applicable) and not pursuant to any independent inquiry, and shall not permit or authorize ex parte communications, discovery, or hear testimony. Judgment may be entered upon the determination of the Accountant in any court having jurisdiction over the party against which such determination is to be enforced. The Accountant shall allocate its costs and expenses between Buyer, on the one hand, and the Company, on the other hand, based upon the percentage of the contested amount submitted to the Accountant that is ultimately awarded to Buyer, on the one hand, or the Company, on the other hand, such that Buyer bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Company and the Company bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Buyer. If the Company timely submits an Objection Notice as provided above, (A) the resolution of Buyer and the Company as to any disputed matter during the Consultation Period, and (B) solely with respect to the Unresolved Items after the Consultation Period, the determinations of the Accountant with respect thereto, in each case, shall be binding and final (absent manifest error) for purposes of this Agreement.
(c)If there is a (i) Final Net Working Capital Surplus, the “Net Working Capital Surplus Adjustment Amount” shall mean the amount, if any, equal to (A) the Final Net Working Capital Surplus minus the Estimated Net Working Capital Surplus, or (B) the Final Net Working Capital Surplus plus the Estimated Net Working Capital Deficiency, it being understood and agreed that the Net Working Capital Surplus Adjustment Amount shall be a positive number, and if clauses (A) or (B) above result in a negative number, then the resulting amount shall be a Net Working Capital Deficiency Adjustment Amount, or (ii) Final Net Working Capital Deficiency, the “Net Working Capital Deficiency Adjustment Amount” shall mean the amount, if any, equal to (A) the Final Net Working Capital Deficiency minus the Estimated Net Working Capital Deficiency, or (B) the Final Net Working Capital Deficiency plus the Estimated Net Working Capital Surplus, it being understood and agreed that the Net Working Capital Deficiency Adjustment

Amount shall be a positive number, and if clauses (A) or (B) above result in a negative number, then the resulting amount shall be a Net Working Capital Surplus Adjustment Amount. The amount equal to Final Transaction Expenses minus Estimated Transaction Expenses is referred to herein as the “Transaction Expenses Adjustment Amount”, and the amount equal to Final Net Debt minus Estimated Net Debt is referred to herein as the “Net Debt Difference”. Within two (2) Business Days following the final determination of Final Net Working Capital, Final Net Debt and Final Transaction Expenses, whether by agreement between Buyer and the Company or as otherwise set forth in Section 2.04(a) or Section 2.04(b), (1) (x) Buyer shall pay to the Company an amount equal to the Net Working Capital Surplus Adjustment Amount, if any, or (y) the Company shall pay to Buyer an amount equal to the Net Working Capital Deficiency Adjustment Amount, if any, (2) (x) Buyer shall pay to the Company an amount equal to the absolute value of the Transaction Expenses Adjustment Amount if the Transaction Expenses Adjustment Amount is a negative number, and (y) the Company shall pay to Buyer an amount equal to the Transaction Expenses Adjustment Amount if the Transaction Expenses Adjustment Amount is a positive number, and (3) (x) the Company shall pay to Buyer an amount equal to the absolute value of the Net Debt Difference if the Net Debt Difference is a positive number, or (y) Buyer shall pay to the Company an amount equal to the absolute value of the Net Debt Difference if the Net Debt Difference is a negative number. Such amounts shall be paid, by wire transfer of immediately available funds, pursuant to instructions delivered by Buyer or the Company, as applicable. Notwithstanding the foregoing, the aggregate of the respective amounts to be paid (if any) by the Company, on the one hand, and Buyer, on the other hand, under the preceding sentence shall, if payable at the same time, be netted against each other and the Party with the positive net payment obligation shall pay such net obligation amount resulting from the calculations set forth in this Section 2.04(c).
(d)In connection with the determination of Final Net Working Capital, Final Net Debt and Final Transaction Expenses pursuant to this Section 2.04, from the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.04, Buyer shall, and shall cause its Affiliates to, afford to the Company, its Affiliates and their respective independent accountants and other advisors reasonable access to (a) the personnel of Buyer and its Affiliates, to the extent involved in the preparation of the Closing Statement, provided that such access does not unreasonably disrupt the operations of the Business and (b) the properties, books and records of the Business, including the Transferred Companies and their respective Subsidiaries, to the extent used in the preparation of the Closing Statement and subject to executing customary required access letters, for any purposes reasonably related to the adjustment contemplated by this Section 2.04.
Section 2.05    Withholding Tax. Provided that the forms described in Section 2.10(a)(v) are timely received, and other than any compensatory payments made pursuant to this Agreement, the payment of any amount specified in this Agreement shall be paid free and clear of, and without any deduction or withholding on account of, any Tax, unless Buyer determines that withholding is required by Law, in which case Buyer shall (a) notify the Company in writing of such determination no later than ten (10) Business Days prior to the Closing Date, and (b) provide the Company with a reasonable opportunity to provide any required information, statements, or forms, or to take such other steps as may be reasonably required to, and reasonably cooperate with the Company to, reduce or eliminate any required withholding. Any amount deducted and withheld in accordance with this Section 2.05 and remitted to the relevant Taxing Authority in accordance with applicable Law shall be treated for all purposes of this Agreement as having been paid to the applicable payee.
Section 2.06    Allocation of and Adjustments to Purchase Price.
(a)At least forty-five (45) days prior to the Closing Date, Buyer shall deliver to the Company a written schedule that allocates both the purchase price as determined for U.S. federal income tax purposes (the “Tax Purchase Price”) and, if different, the Purchase Price among the Transferred Company Equity Interests of each Transferred Company, the Transferred JV Company Equity Interests of each Transferred JV Company, the Cathcart Real Estate Assets and the JV Company Loan Rights (each an “Allocation Component”) according to the relative fair market values of the Allocation Components (the “Draft Consideration Allocation Schedule”). Within ten (10) days of the Company’s receipt of the Draft Consideration Allocation Schedule, the Company shall notify Buyer of any items in the Draft Consideration Allocation Schedule with which it disagrees. Buyer and the Company shall work in good faith to resolve any such disagreements. In the event that the parties cannot mutually agree upon a resolution with respect to any disputed items to be included in the Draft Consideration Allocation Schedule within ten (10) days following the date the Company notifies Buyer of its disagreement, such disagreement shall be resolved by the Accountant in the manner described in Section 2.04(b), and the Draft Consideration Allocation Schedule shall be amended accordingly; provided, however, that any such disagreements shall be resolved by the Accountant within ten (10) Business Days (the Draft Consideration Allocation Schedule as agreed by Buyer and the Company, or as determined by the Accountant, the “Consideration Allocation Schedule”, which shall include any amendments thereto in accordance with this Agreement). Following the Closing, amendments to the Consideration Allocation Schedule shall be governed by the following provisions:
(i)Any adjustment to the Purchase Price or the Tax Purchase Price shall be allocated among the Allocation Components as follows: (A) to the extent any such adjustment (or portion thereof) relates primarily to one or more Allocation Components, such adjustment (or portion thereof) shall be allocated to such Allocation Component(s), and (B) to the extent any such adjustment (or portion thereof) does not relate primarily to one or more Allocation Components, such adjustment (or portion thereof) shall be allocated among the Allocation Components in proportion to the allocation of the Purchase Price or the Tax Purchase Price, as applicable, among the relevant Allocation Components in the Consideration Allocation Schedule (as of immediately prior to the resolution with respect to the allocation of the payment at issue).
(ii)The Closing Statement shall contain an allocation among the Allocation Components of any payments to be made under Section 2.04(c), which allocation shall be (A) made in accordance with applicable Law and clause (i) above, and (B) subject to the same timing and dispute resolution procedures with respect to all other aspects of the Closing Statement, as set forth in Section 2.04. The Parties shall amend the Consideration Allocation Schedule following the finalization of the Closing Statement to reflect the allocations contained therein.
(b)As soon as practicable after the Closing Date, and in any event within one hundred eighty (180) days after the Closing Date, with respect to any transfer of Transferred Company Equity Interests or Transferred JV Company Equity Interests treated as a transfer of assets for U.S. federal income tax purposes, Buyer shall deliver to the Company an allocation of the portion of the Tax Purchase Price allocated to such Equity Interests on the Consideration Allocation Schedule among the assets of the relevant Transferred Company or Transferred JV Company consistent with Section 1060 of the Code (the “Asset Allocation Schedule”, which term shall include any amendments made thereto in accordance with this Agreement, and, together with the Consideration Allocation Schedule, the “Allocation Schedule”).
(c)The Company shall be deemed to have accepted and agreed to the Asset Allocation Schedule unless the Company objects by delivering, within twenty (20) Business Days after receipt of the Asset Allocation Schedule, written notice to Buyer of such objection. Such notice shall specify in reasonable detail the items to which the Company objects and the basis for any such objection. In the event that the Parties cannot mutually agree upon a resolution with respect to any such disputed items within fifteen (15) Business Days of Buyer’s receipt of such notice, such disagreement shall be resolved by the Accountant in the manner described in Section 2.04(b), and the Asset Allocation Schedule shall be amended accordingly. The Company and Buyer shall cooperate in good faith to amend the Asset Allocation Schedule as required to reflect any subsequent adjustments to the Consideration Allocation Schedule. In the event that Buyer and the Company cannot mutually agree upon any such amendment, such disagreement shall be resolved by the Accountant in the manner described in Section 2.04(b) and the Asset Allocation Schedule shall be amended accordingly.
(d)Buyer and the Company agree to (i) be bound by the Allocation Schedule, (ii) act in accordance with the Allocation Schedule in the filing of all Tax Returns (including filing Internal Revenue Service Form 8594 (and any supplemental or amended Form 8594) with their U.S. federal income Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax examination or Tax litigation relating thereto (and to cooperate in the preparation of any such filings), and (iii) not assert or maintain any position, or cause their respective Affiliates to take assert or maintain any position, inconsistent with the Allocation Schedule for Tax purposes, in each case, unless otherwise required by applicable Law. For the avoidance of doubt, nothing in this Section 2.06(d) shall require a Party to commence or otherwise engage in any litigation regarding the Allocation Schedule.
Section 2.07    Tax Treatment of Post-Closing Payments and Indemnities. For all Tax purposes Buyer and the Company shall treat any and all payments made pursuant to Section 2.04 as adjustments to the Tax Purchase Price in accordance with the amendments to the Allocation Schedule made with respect to such payments pursuant to Section 2.06(a), except to the extent otherwise required by Law. Further, the Parties agree that they shall treat any and all payments made pursuant to any indemnity contained in this Agreement (including under Section 5.17 and Section 6.05), as adjustments to the Purchase Price, for all applicable Tax purposes and to the extent permitted by applicable Law. The Parties agree that, notwithstanding any provision of this Agreement to the contrary, any obligation on any Seller Party to indemnify any Buyer Indemnified Party or any Affiliate thereof under or in connection with this Agreement shall, if payment of such indemnity has been or will be subject to Tax (whether by way of deduction at source or in the hands of the recipient) or would have been subject to Tax but for the use of a Buyer’s Relief, be operated as a covenant of the relevant Seller Party to pay (subject to the allocation principles of Section 2.06) to Buyer an amount equal to the sum which would otherwise be due as an indemnity payment to the relevant Buyer Indemnified Party or Affiliate. If a payment in accordance with the foregoing has been or will be subject to Tax by a UK Taxing Authority (whether by way of deduction at source or in the hands of the recipient) or would have been subject to Tax by a UK Taxing Authority but for the use of a Buyer’s Relief, the Seller Party that made the payment shall pay to the recipient in addition the amount (after taking into account Tax payable in respect of the amount) that will ensure that the Buyer Indemnified Party receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax.
Section 2.08    Transfer Documents.
(a)Buyer and the Company hereby agree to execute and deliver, or cause their respective Subsidiaries and Affiliates to execute and deliver, all deeds, corporate approvals, bills of sale, endorsements, instruments of transfer, assignment and assumption and other good and sufficient instruments of conveyance and assignment as may be required by Law (including non-U.S. Law) or as Buyer, the Company and their respective counsel may deem to be reasonably necessary for the assumption of the Assumed Liabilities by Buyer (and/or a designated Subsidiary of Buyer), and the transfer, assignment and conveyance of the Sellers’ right, title and interest in, to and under the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the Cathcart Real Estate Assets and the JV Company Loan Rights, including the documents set forth on Schedule 11 and such other documents in agreed form, if required under applicable Laws, solely for the purpose of enabling the proposed reconstitution, to be effective from the India Closing Date, of the board of directors of India NewCo and/or Clyde India as required by Buyer (each of the foregoing agreements and instruments of transfer, assumption and conveyance, including the Indian Transfer Agreement (as defined below), a “Transfer Document” and, collectively, the “Transfer Documents”), in each case, in form and substance reasonably satisfactory to Buyer and the Company; provided, that each of Buyer and the Company hereby acknowledge and agree that the Transfer Documents are intended solely to formalize and effect the terms and conditions of this Agreement, including in order to comply with applicable non-U.S. Law, and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. In no way shall any Transfer Document modify, amend, or constitute a waiver of, any provision of this Agreement or include any additional representations, warranties, covenants or agreements except to the extent required by Law of the applicable jurisdiction. In the event of any inconsistency between any term or condition of this Agreement and any term or condition of any Transfer Document, the terms and conditions of this Agreement shall control.
(b)Buyer and the Company shall, and shall cause each of their respective Affiliates to, if applicable, cooperate in good faith and as promptly as practicable following the date hereof, negotiate and agree upon an agreement in customary form with respect to the purchase and sale of all of the outstanding Equity Interests of India NewCo to Buyer or its designated Subsidiary (the “Indian Transfer Agreement”). Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that the Indian Transfer Agreement is being entered into solely for the purpose of facilitating the transfer of India NewCo (directly or indirectly) to Buyer, that the terms of this Agreement shall govern in all respects with respect to such transfer of India NewCo (directly or indirectly) to Buyer, and that the payment of the Purchase Price under this Agreement shall be deemed to include the payment of any applicable purchase price under the Indian Transfer Agreement; provided, that in the event that any amounts are required to be paid by Buyer or its Subsidiary to an Affiliate of the Company pursuant to the Indian Transfer Agreement, such amount shall be deducted from the Purchase Price (such amount paid under the Indian Transfer Agreement, the “Indian Consideration”) and paid pursuant to Section 2.03(d)(ii). In the event of any conflict between the terms of this Agreement and the terms of the Indian Transfer Agreement, the terms of this Agreement shall prevail.
Section 2.09    Works Council Matters.
(a)The Company and Buyer acknowledge and agree that, under French labor Laws, the works council of Clyde Union (France) SAS will need to be informed and consulted with respect to the offer made by Buyer to acquire the total outstanding Equity Interests and voting rights of SPX France Holdings SAS (the “French Transferred Company”). Notwithstanding anything to the contrary in this Agreement, unless and until the Company and/or SPX Clyde UK Limited has executed and delivered the France Acceptance Notice (as defined below), for purposes of this Article II, the Equity Interests of the French Transferred Company will not be deemed to constitute Transferred Company Equity Interests hereunder.
(b)On the terms and conditions set forth in the offer letter attached as Exhibit A hereto (the “French Offer Letter” and the offer set forth therein, the “French Offer”), including the price specified therein (the “France Purchase Price”), Buyer has irrevocably offered to acquire the French Transferred Company following the consultation process described in Section 2.09(a). Subject to acceptance of the French Offer by the Company and/or SPX Clyde UK Limited following completion of the consultation process described in Section 2.09(a), and upon delivery to Buyer of the executed acceptance notice attached to the French Offer Letter (the “France Acceptance Notice”) and subject to approval granted by the French Ministry of the Economy of the foreign investment pursuant to Article L. 151-3 and Article R. 153-1 et seq. of the French Monetary and Financial Code with respect to the sale of the French Transferred Company to Buyer and/or any of its Affiliates (the “French Investment Approval”), this Article II shall be effective with respect to the Equity Interests of the French Transferred Company, the Equity Interests of the French Transferred Company shall be included in the Transferred Company Equity Interests and the Base Purchase Price shall be increased by the France Purchase Price (it being understood that the Base Purchase Price does not assume delivery of the France Acceptance Notice and therefore does not already include the France Purchase Price).
(c)Buyer shall reasonably cooperate with the Company and its relevant Subsidiaries in connection with the applicable consultation processes described in this Section 2.09, including timely provision of any required information relating to Buyer in respect of such consultation processes.
(d)If, as a result of the consultation process of the works council, changes to this Agreement or further arrangements in connection with the Transactions are considered necessary, the Company and Buyer shall negotiate in good faith with respect to such changes (if any) to this Agreement or further arrangements (if any) in connection with the Transactions that are appropriate, in accordance with the terms and conditions set forth in the French Offer Letter; provided, that in no event shall Buyer be required to agree to any change to this Agreement that would result in any greater cost, Taxes or obligation (other than de minimis costs, expenses or obligations) than if this Agreement were not changed or amended pursuant to this Section 2.09(d).
Section 2.10    Closing Deliverables.
(a)At Closing, subject to the terms and conditions of Section 2.11, the Company shall deliver, or cause to be delivered, the following documents to Buyer:
(i)the certificate from the Company as provided for in Section 8.03(d);
(ii)a duly executed counterpart to the transition services agreement substantially in the form of Exhibit B attached hereto (the “Transition Services Agreement”);
(iii)a duly executed counterpart (signed by the Company or a Subsidiary designee thereof) to the supply agreement substantially in the form of Exhibit C attached hereto (the “Supply Agreement”);
(iv)customary evidence of release of (1) Flow America, LLC and any other Group Company that guarantees or secures obligations under the Company Credit Agreement or the Company Indentures (a) as guarantor, and the Equity Interests and assets of Flow America, LLC or such other Group Company as collateral, under the Company Credit Agreement and the other Loan Documents (as defined in the Company Credit Agreement, and (b) as a guaranteeing subsidiary under the Company Indentures, (2) any liens on any other assets being transferred to Buyer pursuant to this Agreement that currently secures the Company Credit Agreement and the Company Indentures, and (3) the Equity Interests of Clyde Union (Holdings) S.à r.l. pledged as collateral under the Credit Agreement;
(v)from the Company, a duly executed Internal Revenue Service Form W-9;
(vi)a duly executed counterpart (signed by the Company or a designated Subsidiary of the Company) to the IP License Agreement;
(vii)duly executed versions of any other necessary Transfer Documents;
(viii)all documents set out in clause 4(a) of Schedule 4A to this Agreement; and
(ix)a duly executed counterpart to the Indian Transfer Agreement (signed by SPX Flow Technology (India) Private Limited).
(b)At Closing, subject to the terms and conditions of Section 2.11, Buyer shall deliver the following documents to the Company:

(i)a duly executed counterpart to the Transition Services Agreement;
(ii)a duly executed counterpart (signed by Buyer or a designated Subsidiary of Buyer) to the Supply Agreement;
(iii)a duly executed counterpart (signed by Buyer, a designated Subsidiary of Buyer or a Group Company) to the IP License Agreement;
(iv)duly executed versions of any other necessary Transfer Documents;
(v)the evidence contemplated by Section 6.10(c)(i);
(vi)the certificate from Buyer as provided for in Section 8.02(d); and
(vii)a duly executed counterpart to the Indian Transfer Agreement (signed by Buyer or a designated Subsidiary of Buyer).
Section 2.11    The Restructuring; Non-Assignable Assets.
(a)The Company shall, subject to obtaining necessary Third Party Approvals in accordance with Section 5.03, effect the Restructuring prior to the Closing, at its sole cost and expense, in accordance with the terms set forth on Schedule 8 attached hereto, as such Schedule may be amended pursuant to the terms of this Agreement. For the avoidance of doubt, no Restructuring Document will provide any rights, obligations or Liabilities of the Company or any of its Subsidiaries (excluding the Group Companies), on the one hand, and any Group Company, on the other hand, that are inconsistent with the terms of this Agreement or, unless expressly contemplated by this Agreement (including Schedule 8 attached hereto), result in any Liability (other than Liabilities that individually or in the aggregate are de minimis) to Buyer or any of its Affiliates following the Closing unless Buyer has provided its prior written consent with respect to such steps or actions contemplated by such Restructuring Document. Without limiting the foregoing, from and after the date hereof, prior to finalizing, entering into, executing or delivering any Restructuring Document, the Company shall, or shall cause its applicable Subsidiary to, provide such Restructuring Document to Buyer in draft form and give Buyer and its Representatives a reasonable opportunity to review and comment on such Restructuring Document, and the Company shall consider in good faith any such comments of Buyer. Subject to the other terms and conditions of this Agreement, each Party shall, and shall cause its Subsidiaries and Affiliates to, cooperate and use reasonable best efforts to assist the other Party (and such other Party’s Subsidiaries and Affiliates) as applicable and as reasonably requested, in connection with the performance and completion of the Restructuring.
(b)Notwithstanding anything in this Agreement to the contrary, and subject to the terms of this Section 2.11 and Section 5.03), to the extent that (i) the completion of any portion of the Restructuring related to the Restructured Businesses in India or the United Arab Emirates, the Excluded Businesses or the Dormant Group Companies, or (ii) the sale, transfer or delivery, or attempted sale, transfer or delivery, to Buyer of any Specified Transferred Equity Interests, Transferred JV Company Equity Interests or JV Company Loan Rights (any such Equity Interests or assets, the “Specified Assets”) requires a Third Party Approval, and such Third Party Approval shall not have been obtained or completed prior to the time the Closing would otherwise occur hereunder, then (A) the conditions to the Closing set forth in Section 8.03(c) shall not be deemed to be not satisfied by reason of the failure to complete the Restructuring or the sale, transfer or delivery of any of the Specified Assets to Buyer, (B) subject to the satisfaction or waiver of the conditions to Closing set forth in Article VIII (except as set forth in the immediately preceding clause (A)), the Closing shall proceed without the completion of the applicable portion of the Restructuring or the sale, transfer or delivery to Buyer of the applicable Specified Assets and (C) all Closing deliverables (including those set forth in Section 2.10) in respect of the applicable Specified Assets and applicable portion of the Restructuring which shall not have been completed (and the Equity Interests of any Restructuring Transferred Company in respect of which the Restructuring shall not have been completed) shall not be delivered at the Closing; provided, that Net Debt and Net Working Capital shall be calculated as if the Restructuring had been completed (and the Equity Interests of any Restructuring Transferred Company in respect of which the Restructuring shall have been delivered) as of 12:01 a.m. (New York time) as of the Closing Date, and the remaining portion of this Section 2.11 shall be applicable. From and after the Closing, the Parties shall use their respective reasonable best efforts to promptly obtain any such Third Party Approval. Notwithstanding anything to the contrary in the foregoing, in no event shall the Transferred Company Equity Interests (other than the Specified Transferred Equity Interests) and the Cathcart Real Estate Assets be deemed to be Specified Assets, and nothing in this Section 2.11 permits or requires that the Closing occur if the Seller Parties are unable to transfer and deliver to Buyer the Transferred Company Equity Interests (other than the Specified Transferred Equity Interests) and the Cathcart Real Estate Assets in accordance with Section 2.02(a) and (c).
(c)Subject to Section 2.11(b), if, with respect to any Specified Assets, any applicable Third Party Approval is not obtained prior to the Closing, then, following the Closing until the date on which such Third Party Approval is obtained, the Parties shall, to the fullest extent permitted by applicable Law, reasonably cooperate with each other to (i) use their respective reasonable best efforts to obtain promptly such Third Party Approval, (ii) enter into mutually agreeable, commercially reasonable and lawful arrangements designed to (x) provide to Buyer the full benefits of such Specified Assets to the same extent as if the applicable Specified Assets were transferred to Buyer as of the Closing, and (y) provide to the Company and its Subsidiaries (other than the Group Companies) the full benefits that they would have obtained if the applicable Specified Assets were transferred to Buyer as of the Closing, including by instituting alternative arrangements intended to put Buyer and the Company in substantially similar economic positions as if such Specified Assets were transferred to Buyer at the Closing, and (iii) provide to the Company Indemnified Parties full protection from all Losses and Liabilities in respect of such Specified Assets and the Company’s continued ownership of the Specified Assets; provided, that, any costs and expense arising from the entry into and implementation of any such alternative arrangements shall be borne equally by Buyer and the Company until the aggregate costs and expenses of all alternative arrangements entered into pursuant to Sections 2.11(c), (d), (e) and (f) is equal to $500,000, and thereafter borne solely by the Company. The closing of the sale, transfer or delivery of any Specified Assets shall proceed as soon as reasonably practicable following the Closing in accordance with the terms and conditions of this Section 2.11, at which time the applicable Seller shall, and the Company shall cause such Seller to, sell, transfer or deliver any such Specified Assets to Buyer, and Buyer shall accept such sale, transfer or delivery, for no further consideration and at no additional cost. The Parties acknowledge and agree that, notwithstanding anything in this Agreement to the contrary and to the extent permitted under applicable Law, the Parties shall treat Buyer as the owner of any Specified Assets as of the Closing Date for all purposes (including Tax purposes).
(d)If any portion of the Restructuring related to the Remaining Daniel Valve Business is not completed by reason of the fact that a Third Party Approval is not obtained prior to the Closing and, as a result, the transfer to the applicable Group Company of such portion of the Remaining Daniel Valve Business cannot be completed at or prior the Closing, then such portion of the Remaining Daniel Valve Business may be deemed to be a “Specified Asset” pursuant to Section 2.11(b). In such an event, following the Closing until the date on which such Third Party Approval is obtained, the Parties shall, to the fullest extent permitted by applicable Law, reasonably cooperate with each other to (i) use their respective reasonable best efforts to obtain promptly such Third Party Approval, (ii) enter into mutually agreeable, commercially reasonable and lawful arrangements designed to (x) provide to Buyer the full benefits of such portion of the Remaining Daniel Valve Business to the same extent as if the portion of the Restructuring with respect to such portion of the Remaining Daniel Valve Business had been transferred to the applicable Group Company prior to or at the Closing, and (y) provide to the Company and its Subsidiaries (other than the Group Companies) the full benefits that they would have obtained if the portion of the Restructuring with respect to such portion of the Remaining Daniel Valve Business has been transferred to the applicable Group Company prior to or at the Closing, including by instituting alternative arrangements intended to put Buyer and the Company in substantially similar economic positions as if the portion of the Restructuring with respect to the Remaining Daniel Valve Business had been completed prior to or at Closing, and (iii) provide to the Company Indemnified Parties full protection from all Losses and Liabilities in respect of such portion of the Remaining Daniel Valve Business and the Company’s continued ownership thereof; provided, that, any costs and expense arising from the entry into and implementation of any such alternative arrangements shall be borne equally by Buyer and the Company until the aggregate costs and expenses of all alternative arrangements entered into pursuant to Sections 2.11(c), (d), (e) and (f) is equal to $500,000, and thereafter borne solely by the Company. In the event any portion of the Remaining Daniel Valve Business is deemed to be a Specified Asset, the sale, transfer or delivery of the assets and Liabilities of such portion of the Remaining Daniel Valve Business shall proceed as soon as reasonably practicable following the Closing for no further consideration and at no additional cost, at which time Buyer shall, and Buyer shall cause the applicable Group Company to, accept such sale, transfer or delivery. The Parties acknowledge and agree that, notwithstanding anything in this Agreement to the contrary and to the extent permitted under applicable Law, the Parties shall treat Buyer as the owner of the applicable portion of the Restructuring related to the Remaining Daniel Valve Business as of the Closing Date for all purposes (including Tax purposes).
(e)If any portion of the Restructuring related to any of the Restructured Businesses in India or the United Arab Emirates is not completed by reason of the fact that a Third Party Approval is not obtained prior to the Closing and, as a result, the transfer to Buyer of the Equity Interests of any Restructuring Transferred Company cannot be completed at or prior to the Closing, then the Equity Interests of the applicable Restructuring Transferred Company may be deemed to be a “Specified Asset” pursuant to Section 2.11(b). In such an event, following the Closing until the date on which such Third Party Approval is obtained, the Parties shall, to the fullest extent permitted by applicable Law, reasonably cooperate with each other to (i) use their respective reasonable best efforts to obtain promptly such Third Party Approval, (ii) enter into mutually agreeable, commercially reasonable and lawful arrangements designed to (x) provide to Buyer the full benefits of the applicable Restructured Businesses to the same extent as if the Restructuring had been completed with respect to such Restructured Businesses and the Equity Interests of the applicable Restructuring Transferred Company had been transferred to Buyer at the Closing, and (y) provide to the Company and its Subsidiaries (other than the Group Companies) the full benefits that they would have obtained if the Restructuring had been completed with respect to such Restructured Businesses and the Equity Interests of the applicable Restructuring Transferred Company had been transferred to Buyer at the Closing, including by instituting alternative arrangements intended to put Buyer and the Company in substantially similar economic positions as if the Restructuring with respect to the applicable Restructured Businesses had been completed and the Equity Interests of the applicable Restructuring Transferred Company had been transferred to Buyer at the Closing, and (iii) provide to the Company Indemnified Parties full protection from all Losses and Liabilities in respect of the applicable Restructured Business and the Company’s continued ownership thereof and of the Equity Interests of the applicable Restructuring Transferred Company; provided, that, any costs and expense arising from the entry into and implementation of any such alternative arrangements shall be borne equally by Buyer and the Company until the aggregate costs and expenses of all alternative arrangements entered into pursuant to Sections 2.11(c), (d), (e) and (f) is equal to $500,000, and thereafter borne solely by the Company. In the event the Equity Interest of a Restructuring Transferred Company is deemed to be a Specified Asset, the closing of the sale, transfer or delivery of the Equity Interests of applicable Restructuring Transferred Company shall proceed as soon as reasonably practicable following the Closing when the Restructuring relating to the applicable Restructured Businesses is completed and in accordance with the terms and conditions of this Section 2.11, at which time the applicable Seller shall, and the Company shall cause such Seller to, sell, transfer or deliver the Equity Interests of the applicable Restructuring Transferred Company, and Buyer shall, or Buyer shall cause a designated Subsidiary of Buyer to, accept such sale, transfer or delivery, for no further consideration and at no additional cost. The Parties acknowledge and agree that, notwithstanding anything in this Agreement to the contrary and to the extent permitted under applicable Law, the Parties shall treat Buyer as the owner of the Restructuring Transferred Companies as of the Closing Date for all purposes (including Tax purposes).
(f)If any portion of the Restructuring related to SPXI is not completed by reason of the fact that a Third Party Approval is not obtained prior to the Closing and, as a result, the transfer to the applicable Group Company of such portion of SPXI cannot be completed at or prior the Closing, then such portion of SPXI may be deemed to be a “Specified Asset” pursuant to Section 2.11(b). In such an event, following the Closing until the date on which such Third Party Approval is obtained, the Parties shall, to the fullest extent permitted by applicable Law, reasonably cooperate with each other to (i) use their respective reasonable best efforts to obtain promptly such Third Party Approval, (ii) enter into mutually agreeable, commercially reasonable and lawful arrangements designed to (x) provide to Buyer the full benefits of such portion of SPXI to the same extent as if the portion of the Restructuring with respect to such portion of SPXI had been transferred to the applicable Group Company prior to or at the Closing, and (y) provide to the Company and its Subsidiaries (other than the Group Companies) the full benefits that they would have obtained if the portion of the Restructuring with respect to such portion of SPXI has been transferred to the applicable Group Company prior to or at the Closing, including by instituting alternative arrangements intended to put Buyer and the Company in substantially similar economic positions as if the applicable portion of the Restructuring with respect to SPXI had been completed prior to or at Closing, and (iii) provide to the Company Indemnified Parties full protection from all Losses and Liabilities in respect of such portion of the SPXI and the Company’s continued ownership thereof; provided, that, any costs and expense arising from the entry into and implementation of any such alternative arrangements shall be borne equally by Buyer and the Company until the aggregate costs and expenses of all alternative arrangements entered into pursuant to Sections 2.11(c), (d), (e) and (f) is equal to $500,000, and thereafter borne solely by the Company. In the event any portion of SPXI is deemed to be a Specified Asset, the sale, transfer or delivery of the assets and Liabilities of such portion of SPXI shall proceed as soon as reasonably practicable following the Closing for no further consideration and at no additional cost, at which time Buyer shall, and Buyer shall cause the applicable Group Company to, accept such sale, transfer or delivery. The Parties acknowledge and agree that, notwithstanding anything in this Agreement to the contrary and to the extent permitted under applicable Law, the Parties shall treat Buyer as the owner of the applicable portion of the Restructuring related to SPXI as of the Closing Date for all purposes (including Tax purposes)
(g)Subject to Section 2.11(b), if the Restructuring related to any of the Dormant Group Companies is not completed by reason of the fact that a Third Party Approval is not obtained prior to the Closing and, as a result, any Dormant Group Company has not been dissolved at or prior to the Closing, then, following the Closing, until the date on which such Third Party Approval is obtained, the Parties shall, to the extent permitted by applicable Law, reasonably cooperate with each other to provide to the Buyer Indemnified Parties full protection from all Losses and Liabilities in respect of the applicable Dormant Group Company and Buyer’s continued ownership thereof. The dissolution of any applicable Dormant Group Company shall proceed as soon as reasonably practicable following the Closing.
ARTICLE III
REPRESENTATIONS AND WARRANTIES BY THE COMPANY

Except as set forth in that certain disclosure letter, dated as of the date hereof, separately delivered to Buyer by the Company on or prior to entering into this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Buyer as of the date hereof and as of the Closing as follows:
Section 3.01    Organization and Good Standing.
(a)Each Seller Party is, and each Group Company is or after giving effect to the Restructuring will be, a corporation or other organization duly incorporated or organized, validly existing and, to the extent such concept is recognized in the applicable jurisdiction, in good standing (or local equivalent) under the Laws of its jurisdiction of incorporation or organization. Each Seller Party has all requisite power and authority under the Laws of its jurisdiction of formation and its respective Organizational Documents to own, lease and operate its assets and properties and to carry on its business as conducted as of the date hereof, except as would not be reasonably expected to prevent or materially impair or delay the ability of the Seller Parties or the Group Companies to perform their obligations under this Agreement and to timely consummate the Transactions. Each Group Company has all requisite power and authority under the Laws of its jurisdiction of formation and its respective Organizational Documents to own, lease and operate its assets and properties and to carry on its business as conducted as of the date hereof, in each case except as would not be material to the Business, taken as a whole.
(b)Each Group Company is duly qualified, licensed or registered to transact business as a foreign entity (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of their business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered would not have a Material Adverse Effect.
(c)Each Seller Party is duly qualified, licensed or registered to transact business as a foreign entity (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of their business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered would not (i) be reasonably expected to prevent or materially impair or delay the ability of the Seller Parties or the Group Companies to perform their obligations under this Agreement and to timely consummate the Transactions or (ii) have a Material Adverse Effect.
(d)The Company has made available to Buyer true and correct copies of the Organizational Documents for each Group Company as in effect on the date hereof, and no Group Company is in violation of any of the provisions of such documents, except for any violation that would not be material to the Business, taken as a whole.
Section 3.02    Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder, as applicable, and no additional corporate or shareholder authorization is required in connection with the execution, delivery and performance by the Company of this Agreement. Each Group Company and the Sellers have, or after giving effect to the Restructuring will have, all requisite power and authority to execute and deliver each Transaction Document to which such Person will be, as of the Closing, a party. The execution and delivery by the Company of this Agreement, and the execution and delivery of the other Transaction Documents by the Seller Parties party thereto, the performance of their respective obligations hereunder or thereunder (as applicable), and the consummation by the Company and the other Seller Parties of the Transactions, including the Restructuring, have been duly authorized by all necessary action of the Company and, as of the Closing, will have been duly authorized by all necessary action of the other Seller Parties. This Agreement has been, and, as of the Closing, each of the other Transaction Documents to be executed and delivered at the Closing by each other Seller Party will have been, duly executed and delivered by each such Seller Party and, assuming the due authorization, execution and delivery of this

Agreement and the other Transaction Documents by Buyer, constitutes, or, as of the Closing, will constitute, legal, valid and binding obligations of the Company and other Seller Parties, enforceable against the Company and other Seller Parties in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles (the “Bankruptcy and Equity Exception”).
Section 3.03    Capitalization.
(a)Section 3.03(a) of the Company Disclosure Letter sets forth a true and correct list as of the date hereof of (i) the name and jurisdiction of organization of each Group Company in existence on the date hereof, (ii) to the extent such concept is recognized in the applicable jurisdiction, the authorized Equity Interests (or registered capital) of each such Group Company, (iii) if applicable, the number and type of issued and outstanding Equity Interests of each such Group Company (or registered capital of each such Group Company), and (iv) the record and beneficial owners of the issued and outstanding Equity Interests (or registered capital) of each such Group Company. All of the issued and outstanding Equity Interests of each Group Company currently in existence (other than those Equity Interests not indirectly owned by the Company) (A) have been duly authorized and validly issued, (B) are fully paid and non-assessable, (C) are held by the Persons and in the amounts set forth in Section 3.03(a) of the Company Disclosure Letter, free and clear of any Liens (other than Liens arising under applicable securities Laws or the Organizational Documents of such Group Company in effect as of the date hereof) and (D) upon the completion of the Restructuring will be held of record by the Sellers in the amounts set forth in Section 3.03(a) of the Company Disclosure Letter, free and clear of any Liens (other than Liens arising under applicable securities Laws or the Organizational Documents of such Group Company in effect as of the date hereof). All of the issued and outstanding Equity Interests of each Group Company, whether or not currently in existence (other than those Equity Interests not indirectly owned by the Company), will, at the Closing, be (A) duly authorized and validly issued, (B) fully paid and non-assessable and (C) held of record by the Sellers in the amounts set forth in Section 3.03(a) of the Company Disclosure Letter, free and clear of any Liens (other than Liens arising under applicable securities Laws or the Organizational Documents of such Group Company in effect as of the date hereof).  No Group Company has violated any applicable securities Laws in connection with the offer, sale or issuance of any of their Equity Interests, except as would not, individually or in the aggregate, be material to the Business, taken as a whole. Except as set forth on Section 3.03(a) of the Company Disclosure Letter, there are no other Equity Interests of any Group Company authorized, issued, held in treasury, reserved for issuance or outstanding and no Group Company owns of the Equity Interests of any Person. Each Group Company and Transferred JV Company that is not wholly-owned by another Group Company is set forth as a Non-Wholly Owned Group Company on Schedule 1 attached hereto, and the ownership percentage of the Group Company set forth opposite the name of each of the Non-Wholly Owned Group Companies on Schedule 1 is true and correct.
(b)Except as required pursuant to applicable Law or as set forth in Section 3.03(a) of the Company Disclosure Letter, there are (i) no preemptive rights, rights of first refusal, rights of first offer or other similar outstanding rights (including drag-along and tag-along rights), subscriptions, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any Group Company to issue or sell any Equity Interests of any Group Company, or any Equity Interests or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from any Group Company, any Equity Interests of such Group Company, (ii) no proxies, voting trusts, stockholders agreements or other similar agreements and understandings in effect to which the Company or any Subsidiaries of the Company is a party with respect to the voting or transfer of the Equity Interests of any Group Company, and (iii) no outstanding or authorized equity appreciation, phantom equity, equity incentive plans, profit participation or similar rights with respect to any of the Group Companies.
(c)None of the Group Companies have any outstanding bonds, debentures, notes or other Indebtedness or obligations, the holders of which have the right to vote (or which are convertible into or excisable for, or evidence the right to subscribe for or acquire, securities having the right to vote) with the holders of Equity Interests of any such Group Company on any matter.
No Group Company is under any obligation, or is bound by any Contract pursuant to which it may become obligated to, (i) declare, make or pay any dividends or distributions, whether current or accumulated or due or payable or (ii) make any investment in, or capital contribution to, any Person that is not a Subsidiary of such Group Company other than as expressly set forth in such Group Company’s Organizational Documents.
Section 3.04    Ownership of the Transferred Company Equity Interests and the Transferred JV Company Equity Interests.
(a)The Company is, or after giving effect to the Restructuring will be, directly or indirectly, the beneficial owner of the Transferred Company Equity Interests and the Transferred JV Company Equity Interests, and the applicable Equity Seller is, or after giving effect to the Restructuring will be, the beneficial owner and record holder of, and have good and valid title to, all of the Transferred Company Equity Interests and the Transferred JV Company Equity Interests, in each case free and clear of any Liens (other than Liens arising under applicable securities Laws or the Organizational Documents of such Group Company in effect as of the date hereof).
(b)The JV Company Seller is the holder of the JV Company Loan Rights, free and clear of any Liens (other than Permitted Liens).
(c)As of the Closing each applicable Seller will own, and have the ability to transfer, convey and assign good and valid title to the applicable Transferred Company Equity Interests, Transferred JV Company Equity Interests, JV Company Loan Rights or Cathcart Real Estate Assets, in each case free and clear of any Liens (other than Liens arising under applicable securities Laws or the Organizational Documents of such Group Company in effect as of the date hereof and, with respect to the Cathcart Real Estate Assets, Permitted Liens).
Section 3.05    No Conflicts. Except as set forth on Section 3.05 of the Company Disclosure Letter, none of (i) the execution and delivery by the Company of this Agreement or any other Transaction Documents to which it is or, as of the Closing will be, a party, (ii) the execution and delivery by any Subsidiary of the Company of any Transaction Documents to which such Subsidiary of the Company is or, as of the Closing will be, a party, (iii) the consummation by the Seller Parties of the Transactions, or (iv) the performance by the Company or any of its Subsidiaries of their respective obligations under this Agreement and any Transaction Document to which it is or, as of the Closing will be, a party (a) will conflict with, or result in a breach or violation of, or result in any right of termination, amendment, cancellation or acceleration of any rights or obligations or the payment of any penalty under, or the creation of any Lien (other than Permitted Liens) on the assets of the Business (with or without the giving of notice or the lapse of time or both) pursuant to, or otherwise constitute a default under, any provision of any Material Contract or material Business Permit, or result in any acceleration of any obligations of any party, or require any consent or giving of notice, under any Material Contract or material Business Permit, in each case to which any Group Company or Seller Party is a party to or bound, (b) will result in any material breach or violation of, or a default under, the provisions of the Organizational Documents of any Seller Party or any Group Company, or (c) assuming compliance with the matters referred to in Section 3.06, any Law applicable to any Group Company, the Business, the Company or any other Seller Party, except, in the case of each of the foregoing clauses (a) and (c), (x) such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, would not be material to the Business, taken as a whole or (y) is reasonably expected to prevent or materially impair or delay the ability of the Seller Parties or the Group Companies to perform their obligations under this Agreement and to timely consummate the Transactions.
Section 3.06    Consents. Except as set forth on Section 3.06 of the Company Disclosure Letter and other than (a) the filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), (b) the filings and/or notices under the Other Regulatory Approval Laws, (c) as required in order to comply with state or other local securities, takeover and “blue sky” laws, and (d) such other authorizations, consents, approvals, Orders, Permits, notices, reports, filings, registrations, qualifications and exemptions that, if not obtained, made or given, individually or in the aggregate, (i) would not be material to the Business, taken as a whole, or (ii) would not reasonably be expected to prevent or materially impair or delay the ability of the Group Companies to perform their obligations under this Agreement and to timely consummate the Transactions, no authorizations, consents, approvals, Orders, Permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by the Seller Parties or any Group Company with, or obtained by any Seller Party or Group Company from, any U.S., non-U.S. or international government (whether federal, national, territorial, state, provincial, local, county or municipal) or other governmental, administrative, judicial, legislative, executive or regulatory authority, agency, commission, bureau, department, commission, board, court, tribunal, arbitral body or other governmental, quasi-governmental, regulatory or self-regulatory entity or authority of any nature (“Governmental Entity”), in connection with the execution and delivery by the Company of this Agreement and the other Transaction Documents and the execution and delivery by any Subsidiary of the Company of any Transaction Document to which such Subsidiary is, or as of the Closing will be, a party, and the performance by the Company, the Seller Parties and the Group Companies of their respective obligations under the Transaction Documents.
Section 3.07    Financial Information.
(a)Section 3.07(a) of the Company Disclosure Letter sets forth (i) the unaudited balance sheet of the Business as of December 31, 2017 and as of December 31, 2018 and the related unaudited statements of operations and changes in equity of the Business for the years ended December 31, 2017 and December 31, 2018 and the related unaudited statement of cash flows of the Business for the year ended December 31, 2018 (in each case, including all exhibits and other information incorporated therein and amendments thereto), and (ii) the unaudited balance sheet of the Business as of June 29, 2019 and September 28, 2019 (with June 29, 2019 being the “Balance Sheet Date”) and the related unaudited statements of operations, changes in equity and cash flows of the Business for the six (6) months and nine (9) months ended June 29, 2019 and September 28, 2019 (such financial information, collectively, the “Financial Information”). The Financial Information (i) complies as to form in all material respects with GAAP consistently applied; (ii) presents fairly, in all material respects, the combined financial position, results of operations and cash flows of the Business as at the dates thereof; (iii) has been derived from the Company’s consolidated financial information and other books and records of the Company and its Subsidiaries; and (iv) has been prepared in accordance with GAAP consistently applied through the periods indicated (subject to the absence of footnote disclosure and normal year-end adjustments, none of which are material in nature or amount, individually or the aggregate, to the Business, taken as a whole).

(b)Except as set forth in the Financial Information, none of the Group Companies maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.
(c)The Company and its Subsidiaries (including the Group Companies) maintain, with respect to the operations of the Business (i) a system of internal controls over financial reporting that is sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements of the Company in accordance with GAAP, and (ii) accounting controls that are sufficient to provide reasonable assurance in all material respects that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit the accurate preparation of consolidated financial statements in accordance with GAAP and (C) unauthorized acquisition, use or disposition of the assets of the Group Companies or the Cathcart Real Estate Assets that could have a material effect on the Financial Information are prevented or timely detected.
(d)Except as set forth on Section 3.07(d) of the Company Disclosure Letter, none of the Group Companies has any outstanding Indebtedness for borrowed money as of the date hereof (determined without regard to the Net Current Tax Amount).
(e)Neither the Group Companies nor the Business has incurred or become subject to any Liabilities other than Liabilities (i) to the extent specifically reflected on and adequately reserved for in the Financial Information, (ii) incurred in connection with this Agreement, the other Transaction Documents or the Transactions, (iii) incurred in the ordinary course of business since the Balance Sheet Date (none of which are Liabilities resulting from violations of Law or breaches of Contract), (iv) for future performance obligations arising in the ordinary course of business under Contracts, (other than as a result of breach of such Contract) or (v) that, individually or in the aggregate, would not be material to the Business, taken as a whole.
Section 3.08    Absence of Certain Changes. From the Balance Sheet Date to the date hereof, (a) the Business has been conducted in all material respects in the ordinary course of business, (b) there has not been any effect or change that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, and (c) the Company and its Subsidiaries have not engaged in any activity or taken any action that would have required the consent of Buyer pursuant to the terms and conditions of Sections 5.01(b)(i) - (vii), (ix), (x) (but excluding sub-clause (7) thereof), (xi) - (xiii), (xvi) - (xviii) and, solely with respect to the foregoing clauses, (xxi), in each case had such provisions been in effect since the Balance Sheet Date.
Section 3.09    Litigation.
(a)Except (i) for any investigations by a Governmental Entity that is a matter of general applicability, (ii) as set forth in Section 3.09(a) of the Company Disclosure Letter, or (iii) as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole, since January 1, 2017, there has been no Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (including the Group Companies) relating to the Business or the Cathcart Real Estate Assets, or against any officer, director, stockholder or employee of the Business in connection with such officer’s, director’s, stockholder’s or employee’s relationship with, or actions taken on behalf of, the Business.

(b)None of the Group Companies, the Cathcart Real Estate Assets, the Assumed Liabilities or the Business is, or since January 1, 2017 has been, subject to any Order other than any such Order which would not, individually or in the aggregate, be material to the Business, taken as a whole.
(c)No Action is pending and publicly filed or, to the Knowledge of the Company, threatened in writing, to which any Group Company or any of its Affiliates is or may become a party which (i) questions or involves the validity or enforceability of any obligation of a Group Company under any Transaction Document, or (ii) seeks (or reasonably may be expected to seek) to prevent or delay consummation by the Company or any of its Subsidiaries, including the Group Companies, of the Transactions.
(d)There is no Action pending, or to the Knowledge of the Company, threatened, against any Seller Party that would reasonably be expected to prevent or materially impair or delay the ability of the Seller Parties or the Group Companies to perform their obligations under this Agreement and to timely consummate the Transactions.
Section 3.10    Permits; Compliance with Laws.
(a)The Group Companies or an Equity Seller holds all Permits necessary for the lawful conduct of the Business as it is presently being conducted and the lawful ownership of properties and assets used in the operation of the Business as it is presently being conducted (each, a “Business Permit” and, collectively, the “Business Permits”), each of which such Business Permit was lawfully obtained, is valid and in full force and effect, in each case, except for any failure to hold any such Business Permit or any failure of such Business Permit to be valid and in full force and effect that, individually or in the aggregate, would not be material to the Business, taken as a whole. All such Business Permits are in full force and effect, and there has occurred no default or violation under any Business Permit by the Company or any of its Subsidiaries except for any failure to be in full force and effect or default or violation that would individually or in the aggregate be material to the Business, taken as a whole. Except as would not, individually or in the aggregate, be material to the Business, taken as a whole, no Seller Party or Group Company has received any written, or to the Knowledge of the Company, oral notice or other communication from any Governmental Entity regarding (i) any actual, alleged, possible or potential material violation of, or material failure to comply with, any term or requirement of any material Business Permit, or (ii) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or material modification of any material Business Permit.
(b)Since January 1, 2017, no Group Company or, with respect to the Business, the Company or any of its other Subsidiaries, (i) has been in material violation of any applicable Law or Order, except as would not, individually or in the aggregate, be material to the Business, taken as a whole, and (ii) has received any written notice of any material violation of any applicable Law or Order from any Governmental Entity.
(c)Since January 1, 2017, except as would not, individually or in the aggregate, be material to the Business, taken as a whole:
(i)none of the Group Companies and none of their respective directors or officers, nor to the Knowledge of the Company, their employees or agents (but only in the capacity that they were acting on behalf of the Group Companies), and none of the Company or its Subsidiaries, in each case acting in furtherance of the Business, has made any offer, promise, authorization, or payment of anything of value (regardless of form, whether in money, funds, contributions, gifts, gratuities, entertainment, travel, hospitality or services or unlawful payments), directly or indirectly, to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign, in each case, in material violation of any applicable Anti-Corruption Law; and
(ii)the Group Companies and their consolidated Subsidiaries and joint ventures have adopted and adhered in all material respects to compliance policies, procedures, and internal controls reasonably designed to ensure compliance with applicable Anti-Corruption Laws.
(d)Except as would not, individually or in the aggregate, be material to the Business, taken as a whole, since January 1, 2017, none of the Group Companies and none of their respective directors or officers, nor to the Knowledge of the Company, any of their employees or agents (but only in the capacity that they were acting on behalf of the Group Companies), and none of the Company or its Subsidiaries, in each case acting in furtherance of the Business:
(i)has been nor is a Sanctioned Person;
(ii)has transacted any business directly or knowingly indirectly with or for the benefit of any Sanctioned Person, to the extent in violation of applicable Sanctions, or otherwise violated Sanctions; or
(iii)except as set forth in Section 3.10(d)(iii) of the Company Disclosure Letter has taken any action that would cause any Group Company to be in material violation of applicable Ex-Im Laws.
(e)Except as would not, individually or in the aggregate, be material to the Business, taken as a whole, since January 1, 2017, except as set forth in Section 3.10(e) of the Company Disclosure Letter, no Group Company has been the subject of any voluntary disclosure, prosecution or other enforcement action, or to the Knowledge of the Company, any allegation, complaint, investigation or inquiry, related to any applicable Anti-Corruption Laws, Sanctions, or Ex-Im Laws.
Section 3.11    Taxes. Except as set forth in Section 3.11 of the Company Disclosure Letter:
(a)(i) All income and other material Tax Returns required to be filed by, on behalf of, or with respect to, each Group Company in respect of any Taxes have been duly and timely filed (taking into account any timely and valid extension of time within which to file) with the appropriate Taxing Authorities, and all such Tax Returns are true, correct and complete in all material respects, (ii) each Group Company has paid all material amounts of Taxes due and owing by it (whether or not shown on any such Tax Return), other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected in the Financial Information in accordance with GAAP (or the applicable accounting standards in any jurisdiction outside of the U.S.), and (iii) each Group Company has complied in all material respects with all applicable Tax Laws with respect to the withholding of Taxes and, within the timeframe and in the manner prescribed by Law, all material amounts of Taxes required to be withheld and paid over to the proper Taxing Authorities under applicable Law have been withheld by, on behalf of, or with respect to, the Group Companies.
(b)Each of the Group Companies has delivered to Buyer true, correct and complete copies of all (i) income and other material Tax Returns required to be filed by it prior to the date hereof, and (ii) material examination reports and statements of material deficiencies, in each case, received by it prior to the date hereof, and, in the case of the foregoing clauses (i) and (ii), for taxable periods for which the applicable statutory periods of limitations have not expired.

(c)No Group Company has any extension or waiver of the limitation period applicable to the payment, collection, assessment or reassessment of Taxes, and no request for any such waiver or extension is currently pending.
(d)There are no Liens for Taxes upon the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the Cathcart Real Estate Assets, the JV Company Loan Rights or any property or assets of any Group Company, other than Permitted Liens.
(e)There are no requests for rulings or determinations from a Taxing Authority in respect of any Taxes or Tax Returns pending with respect to any Group Company.
(f)No Group Company has (A) received a private letter ruling (or other written ruling or determination) from any Taxing Authority, or (B) entered into any “closing agreement” as described in Section 7121(a) of the Code (or similar provision of state or non-U.S. Law) with a Taxing Authority.
(g)No material deficiency, dispute or claim relating to any Tax has been proposed, threatened, asserted or assessed, in each case, in writing, by any Taxing Authority against any Group Company, except for such deficiencies, disputes or claims which have been satisfied by full and timely payment, settled or fully withdrawn, or which are being contested in good faith by appropriate proceedings for which adequate reserves are reflected in the Financial Information in accordance with GAAP (or the applicable accounting standards in any jurisdiction outside of the U.S.).
(h)No Taxing Authority is presently conducting any material audit or other proceeding with regard to any Taxes or Tax Returns of any Group Company, and no such audit or proceeding has been threatened in writing.
(i)No written notification has been received by any Group Company that a material audit or other proceeding is pending or threatened with respect to any Taxes due from or with respect to or attributable to any Group Company or any Tax Return filed by or with respect to any Group Company.
(j)In the last five (5) years, no Group Company has received written notice of any claim made by a Taxing Authority in a jurisdiction where such Group Company does not file Tax Returns that such Group Company is or may be subject to Taxation by that jurisdiction.
(k)No Group Company will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for a Post-Closing Tax Period as a result of any (i) “closing agreement” as described in Section 7121(a) of the Code (or any analogous provision of state or local Law) with any Taxing Authority executed on or prior to the Closing, (ii) change in method of accounting made prior to the Closing for a Pre-Closing Tax Period, (iii) installment sale or open transaction disposition made on or before the Closing, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state or local Law) entered into or in existence on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing, (vi) election under Section 108(i) of the Code or (vii) Taxes due under Section 965(h) of the Code.
(l)No Group Company is party to, nor does it have any obligation under, any tax sharing agreements, tax indemnity agreements, tax allocation agreements, or other similar agreements, Contracts, or arrangements, in each case, excluding any agreement (A) exclusively between or among any Group Companies, or (B) entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes.
(m)No Group Company (A) has been a member of an affiliated group filing consolidated income tax returns for U.S. federal, state or local income tax purposes (other than a group the common parent of which is the Company or a Group Company (including any predecessor thereof)), or (B) has any liability for Taxes of any Person (other than any of the other Group Companies) (i) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state or local Law or (ii) as a transferee or successor, by Contract or otherwise.
(n)No Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in a distribution within the past two (2) years or which could constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
(o)No Group Company has consummated or engaged, or is currently engaging, in, or has any liability or obligation with respect to, any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any analogous provision of state or local Law.
(p)(i) All material related party transactions involving any of the Group Companies comply in all material respects with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and any analogous provisions of state or local Law), and (ii) none of the Group Companies has ever (x) been a “passive foreign investment company” within the meaning of Section 1297 of the Code or (y) engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to material Tax in such country.
(q)No U.S. Group Company is, nor has been in the five (5) years preceding the Closing Date, a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(r)Section 3.11(r) of the Company Disclosure Letter sets forth the U.S. federal income tax classification of each Group Company.
(s)Each Group Company is and always has been resident only in its jurisdiction of formation for Tax purposes and for the purposes of any double taxation agreement. No Group Company has or has had a branch or any permanent establishment (as that expression is defined in the respective double taxation relief orders current at the date of this Agreement) outside its jurisdiction of formation.
(t)No shares or securities issued by any member of any corporate group of which the Company is the ultimate parent have, at any time within the period of four (4) years preceding the date of this Agreement, been issued or transferred to, or are held on behalf of, any current or former director or employee of any U.K. tax resident Group Company to which the provisions of Part 7 of the Income Tax (Earnings and Pensions) Act 2003 apply, or have been applied. No U.K. tax resident Group Company has, at any time within the period of four (4) years preceding the date of this Agreement, issued any shares or securities to which the provisions of Part 7 of the Income Tax (Earnings and Pensions) Act 2003 apply.
(u)No U.K. tax resident Group Company has at any time within the period of four (4) years preceding the date of this Agreement, repaid, redeemed or repurchased, or agreed to repay, redeem or repurchase, or granted an option under which it may become liable to purchase any shares of any class of its issued share capital nor has any U.K. tax resident Group Company capitalized or agreed to capitalize in the form of shares or debentures any profits or reserves of any class or description or otherwise issued or agreed to issue any share capital other than for receipt of new consideration (within the meaning of section 1115 Corporation Tax Act 2010) or passed or agreed to pass any resolution to do so.
(v)No U.K. tax resident Group Company owns or has at any time within the period of ten (10) years preceding the date of this Agreement owned any assets in respect of which an adjustment has been required to be made under the Capital Goods Scheme pursuant to Part XV of the VAT Regulations 1995.

(w)No Group Company is, or has at any time within the period of four (4) years preceding the date of this Agreement been, for VAT purposes a member of any group of companies, and no act or transaction has been effected at any time within such period in consequence whereof any Group Company is or may be held liable for any VAT arising from supplies made by another company other than a Group Company with which it is in a group for VAT purposes. No direction has been given within the period of four (4) years preceding the date of this Agreement, nor, to the Knowledge of the Company, will be given by HMRC under Schedule 9A, VATA as a result of which any Group Company would be treated for the purposes of VAT as a member of a group.
(x)The Equity Interests of Clyde Union (Holdings) Limited do not derive, directly or indirectly, their value substantially from the assets located in India, as per Section 9 of the Indian Tax Act, and no Tax is required to be withheld by Buyer or its Affiliates in connection with the acquisition (whether direct or indirect) of Equity Interests of Clyde Pumps India Private Limited and/or the acquisition of Equity Interests of India NewCo.
(y)Except as set forth on Section 3.11(y) of the Company Disclosure Letter, there are no Tax proceedings or Tax claims pending against SPXF India or orders from any Governmental Entity with respect to any Tax payable by SPXF India under the Indian Tax Act. SPXF India has not received any notice in respect of any such Tax proceedings or Tax claims from any Governmental Entity assessing or imposing Tax on SPXF India and no Governmental Entity has threatened to issue any notice or raise a demand imposing Tax on SPXF India. SPXF India has sufficient assets, other than the India P&E Business (for the avoidance of doubt, as defined in Annex VIII.3.B of Schedule 8) and the Equity Interests of India NewCo, available to discharge any existing and/ or future Tax liabilities in India.
Section 3.12    Employee Benefit Plans and Related Matters.
(a)Section 3.12(a) of the Company Disclosure Letter separately identifies each Employee Plan that is sponsored or maintained or contributed to (i) by any Group Company (each, a “Group Company Employee Plan”), and (ii) by the Company or one of its Subsidiaries (other than any Group Company) in which solely Business Employees are participants and/or in which any Business Employees that are engaged by SPXF India prior to the Restructuring are participants (any such Employee Plan, together with each Group Company Employee Plan, a “P&E Employee Plan”). To the extent applicable to each such P&E Employee Plan, the Company has made available to Buyer true and complete copies of (i) all plan documents and all amendments thereto, and any related trust agreement or other funding instrument and amendments thereto, (ii) summary plan descriptions, (iii) the most recent IRS determination letter or opinion letter, (iv) the most recent (A) Form 5500 and attached schedules and (B) actuarial valuation reports, (v) any other material documentation with respect to each P&E Employee Plan, (vi) if such plan is a Foreign Benefit Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (v). Each P&E Employee Plan has been operated and administered in all respects in accordance with its terms, all applicable Laws, including, where relevant, requirements of ERISA, COBRA, the Code and the Affordable Care Act, and have been maintained, funded, administered and operated in accordance with their terms in all material respects. There are, and in the past three (3) years, have not been pending or, to the Knowledge of the Company, threatened Actions by or on behalf of any of the P&E Employee Plans, by any employee or beneficiary covered under any P&E Employee Plan or otherwise involving any P&E Employee Plan (other than routine claims for benefits), in each case, except as individually or in the aggregate would not be material to the Business, taken as a whole.
(b)Except as set forth on Section 3.12(b)(i) of the Company Disclosure Letter, (i) no Employee Plan is (A) a plan subject to Title IV of ERISA or Section 412 of the Code, or (B) a Multiemployer Plan, and (ii) following the Closing Date, neither Buyer nor any Group Company will have, or be reasonably expected to have, any direct or indirect liability or contingent liability solely due to entering into this Agreement or the consummation of the Transaction with respect to, (A) any plan subject to Title IV of ERISA or Section 412 of the Code or (B) a Multiemployer Plan. Except as set forth on Section 3.12(b)(ii) of the Company Disclosure Letter, with respect to any Multiemployer Plan in which a Business Employee participates in connection with his or her employment with the Business, neither the Company nor any of its ERISA Affiliates has received notice and the Company has no Knowledge of any such Multiemployer Plan’s (i) failure to satisfy the minimum funding requirements of Section 412 of the Code or application for or receipt of a waiver of such minimum funding requirements, (ii) “endangered status” or “critical status” (within the meaning of Section 432 of the Code) or (iii) insolvency, “reorganization” (within the meaning of Section 4241 of ERISA) or proposed or threatened termination. All contributions, surcharges and premium payments owed by the Company, any Group Company and their respective ERISA Affiliates with respect to each such Multiemployer Plan have been paid when due in all material respects. During the past six (6) years, no “complete” or “partial” withdrawal from any Multiemployer Plan has been assessed against the Company or any of its Subsidiaries.
(c)Each P&E Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification, or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to the Knowledge of the Company, no circumstances exist that could reasonably be expected to result in any such letter being revoked or not being issued or reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation, (ii) each trust created under any such Employee Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation and (iii) to the Knowledge of the Company, no events have occurred with respect to any P&E Employee Plan that could result in payment or assessment by or against Buyer of any material excise tax, fine, Lien, penalty or Liability under ERISA, the Code or other applicable Law.
(d)Except as set forth on Section 3.12(d) of the Company Disclosure Letter, no P&E Employee Plan provides health or welfare benefits (whether or not insured), with respect to current or former employees or directors of any Group Company or other Persons beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law (and there is no requirement to provide retiree medical or life insurance coverage to any Business Employee), (ii) benefits the full costs of which are borne by the current or former employee or director or other Person, or (iii) as required under any P&E Employee Plan that provides long-term disability benefits that have been fully provided for by insurance thereunder.
(e)No P&E Employee Plan is an equity or equity-based compensation plan.
(f)Section 3.12(f) of the Company Disclosure Letter describes all Employee Plans that, as a result of the execution of this Agreement or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following Closing), will (i) entitle any current or former director, officer, employee or independent contractor of any Group Company to any compensation or benefit, including any material bonus, retention, severance, retirement or job security payment or benefit, or (ii) accelerate the time of payment or vesting, or materially increase the amount payable or trigger any payment or funding, of any compensation or benefits, or trigger any other obligation, (iii) result in the payment of any amount that would not be deductible under Section 280G of the Code, or (iv) limit or restrict any right to merge, materially amend or terminate any P&E Employee Plan. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any current or former Business Employee for any Tax incurred by such Business Employee, including under Section 409A, 457A or 4999 of the Code.

(g)With respect to each P&E Employee Plan, except for any liabilities as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole, (i) all employer and employee contributions to each P&E Employee Plan required by Law or by the terms of such P&E Employee Plan to have been made prior to the date hereof have been made, or, if applicable, accrued, in accordance with normal accounting practices, and (ii) each P&E Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. Except as would not reasonably be expected to, individually or in the aggregate, result in material Liability for the Business, Buyer or any of its Affiliates, each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Sections 409A or 457A of the Code has been timely amended (if applicable) to comply and is and in the past three (3) years has been operated in compliance with all applicable requirements of Sections 409A and 457A of the Code.
(h)Except as set forth on Section 3.12(h) of the Company Disclosure Letter, (i) all P&E Employee Plans established or maintained in the U.K. provides only money purchase benefits within the meaning of section 181 of the UK Pension Schemes Act 1993 and no Group Company nor any associated or connected person participates in or has ever participated in any UK occupational pension scheme providing any benefits which are not money purchase benefits within that meaning, (ii) no Business Employees have any claim or right in respect of any retirement benefits payable on early retirement or redundancy under any UK occupational pension scheme which have transferred to the UK Targets, or will transfer to Buyer or its Affiliates under the transfers contemplated by this Agreement, by virtue of the Acquired Rights, and (iii) the UK Targets have complied with the obligations imposed by the UK Pensions Act 2008 as regards the duties towards jobholders set out in that Act.
(i)Section 3.12(i) of the Company Disclosure Letter lists, as of the date of this Agreement, each P&E Employee plan that is subject to the laws of a jurisdiction outside the United States (each a “Foreign Benefit Plan” and collectively, the “Foreign Benefit Plans”). With respect to each Foreign Benefit Plan, except for any liabilities as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole (i) each such Foreign Benefit Plan is in material compliance with all applicable Laws and has been operated in accordance with its terms, (ii) all contributions required to have been made under such Foreign Benefit Plans have been timely made and all liabilities thereunder have been properly accrued on the most recent financial statements and their respective Subsidiaries and (iii) each Foreign Benefit Plan that is intended to or required by Law to be funded and/or book-reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. Each of SPXF India and Clyde Pumps India Private Limited is in compliance with the Employees' Provident Funds and Miscellaneous Provident Act, 1952, the Payment of Gratuity Act, 1972 and the Employees State Insurance Act, 1948. As of Closing, India NewCo will be in compliance with the Employees' Provident Funds and Miscellaneous Provident Act, 1952, the Payment of Gratuity Act, 1972 and the Employees State Insurance Act, 1948.
Section 3.13    Employees; Labor Matters.
(a)Section 3.13(a) of the Company Disclosure Letter contains a true and complete list of each Bargaining Agreement. Except as set forth on Section 3.13(a) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is a party to or bound by, or is currently negotiating in connection with entering into, any Bargaining Agreement, and, to the Knowledge of the Company, (i) there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council or other employee organization to organize any Group Company Employees, (ii) there is no pending written demand for recognition of any Group Company Employees made by or on behalf of any labor union, works council or other employee organization, (iii) there is no pending petition or proceeding instituted by or on behalf of any Group Company Employees with any labor relations board or commission of any Governmental Entity seeking recognition of a collective bargaining representative, and (iv) except as set forth on Section

3.13(a)(iv) of the Company Disclosure Schedule no consent or consultation of, requirement to provide information to, or the rendering of, or receipt of an opinion or formal advice by, any labor or trade union, works council or other employee representative body or any Governmental Entity with jurisdiction over labor matters is required for the Company to enter into this Agreement or to consummate the Transaction.
(b)There have not been in the past three years and there are no pending or, to the Knowledge of the Company, threatened strike, lockout, work stoppage, slowdown, picketing, material grievance, or labor dispute with respect to or involving any Group Company Employees. There are no material unfair labor practice complaints pending or, to the Knowledge of the Company, threatened with respect to the Business or the Group Company before the U.S. National Labor Relations Board or any other Governmental Entity.
(c)Except as would not result in material liability, each Group Company is, and has been in the past three years, in material compliance with all obligations of such entity under any Bargaining Agreement or European Workers Agreement or similar employment or labor related agreement or understanding, and in material compliance with all Laws regarding labor and employment, including applicable Laws relating to employment practices, the hiring, promotion, assignment, and termination of employees, including the WARN Act, discrimination, harassment, retaliation, equal employment opportunities, disability, labor relations, the Fair Labor Standards Act of 1938, as amended, and comparable international, state, or local wage and hour Laws (collectively, the “FLSA”), classification of independent contractors, hours of work, payment of wages and withholding, immigration, pay equity, nondiscrimination, workers’ compensation, employee benefits, background and credit checks, working conditions, occupational safety and health, family and medical leave, employee terminations, data privacy and data protection, and any bargaining or other obligations under the National Labor Relations Act and the Labor-Management Relations Act. Each Group Company has on file for each Business Employee all required work permits, immigration permits, visas, or other authorizations required by applicable Law, and there is a properly completed Form I-9 (or the applicable non-U.S. local equivalent thereof for international employees) on file with respect to each Business Employee.
(d)The Group Companies are not the subject of, nor to the Knowledge of the Company, is there threatened, any Action, which, individually or in the aggregate, is reasonably likely to give rise to material liability with respect to the Business, asserting that it has committed an unfair labor practice, act of discrimination, misclassification as independent contractors or “exempt” employees under the FLSA, or other related complaints with respect to any Business Employees or former Business Employees and there has been no improper exclusion or inclusion of any such Business Employee in any Employee Plan.
(e)The Group Companies are not involved in any industrial or trade dispute or negotiation with any trade union or other group or organization representing any Business Employees.
(f)Since January 1, 2017, in respect of each current and former Business Employee, all holiday pay has been calculated and paid in accordance with The Working Time Regulations 1998, as amended, and Directive 2003/88/EC of the European Parliament and of the Council of 4 November 2003 concerning certain aspects of the organization of working time. In effecting the Restructuring, the Company warrants that the Transferred Companies have complied with all their obligations pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006.
(g)Section 3.13(g) of the Company Disclosure Letter sets forth a list of all Business Employees that includes, as of the date hereof, (i) name (or unique employee identifier), (ii) employer, (iii) job title, (iv) date of hire and age, (v) country and location of employment, (vi) current annual base compensation, salaried or hourly status, pay rate or contract fee; (vii) commission, bonus or other incentive-based compensation targeted for 2019 (if applicable), (viii) exempt or non-exempt status of the employees of the Sellers or any of their respective subsidiaries under the FLSA, (ix) union-represented status and name of any applicable collective bargaining agreement; and (x) employment status (i.e., active, disabled or on authorized leave) (such schedule, the “Census”).
(h)Relevant Business Employees employed or engaged in the U.K. by SPX International Limited and SPX Flow Europe Limited who work wholly or mainly for the Business (and whom the Buyer would reasonably require to continue to operate the Business) will be transferred into Power & Energy International Limited as part of the Restructuring, and no other employees or service providers (including independent contractors and leased employees) who are not such relevant Business Employees employed or engaged in the U.K. by SPX International Limited and SPX Flow Europe Limited will be transferred into Power & Energy International Limited during the Restructuring.
(i)Each Group Company is, and has been since January 1, 2016, in material compliance with the WARN Act and have no material unsatisfied Liabilities thereunder. None of the Group Company has, within the ninety (90) days prior to the date of this Agreement, closed any plant or facility, effectuated any mass layoffs of employees or implemented any early retirement, separation or similar program, in each case, in violation of the WARN Act, nor has the Group Company announced any such action or program for the future, or taken any other action that would reasonably be expected to cause Buyer or any of its Subsidiaries to have any material Liability or other obligation following the Closing Date under the WARN Act.
Section 3.14    Intellectual Property.
(a)Set forth in Section 3.14(a) of the Company Disclosure Letter is a true and complete list, as of the date hereof, of all material Intellectual Property Rights and domain names owned (i) by the Group Companies or (ii) by the Company or the Equity Sellers primarily for use in the Business, in each case, that constitute Patents, Trademarks, Copyrights or domain names that are registered, issued or the subject of a pending application (excluding any Patents, Trademarks, Copyrights or domain names which constitute Excluded Business Assets hereunder) (clause (ii), the “Equity Seller IP Registrations”). Except as set forth in Section 3.14(a) of the Company Disclosure Letter, all of the registrations, issuances and applications set forth in Section 3.14(a) of the Company Disclosure Letter are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made.
(b)As of the Closing Date, the Group Companies will own, free and clear of all Liens (other than Permitted Liens), or otherwise have a valid right to use all material Intellectual Property Rights and domain names necessary to conduct the Business (collectively, the “Business IP”). Upon the Closing, the Group Companies will continue to have the right to use all licensed Business IP on substantially similar terms and conditions as they or the Equity Sellers, as applicable, enjoyed immediately prior to the Closing.
(c)The Group Companies and the Equity Sellers have taken all commercially reasonable measures to protect the confidentiality of their trade secrets and other confidential information relevant to the Business. To the Knowledge of the Company, there has been no unauthorized access to, or loss, theft or misuse of, any such trade secrets or confidential information. Except as would not be material to the Business, taken as a whole, (i) a Group Company or an Equity Seller exclusively owns all right, title and interest in and to all Business IP discovered, conceived, developed or created by any employee or consultant of the Business in the course of their employment or consultancy by or with the Business, (ii) all such employees and consultants have irrevocably and unconditionally waived, to the maximum extent permitted by Law, all moral rights in such Business IP, and (iii) no such employee or consultant is entitled to, has, or has made any claim to, any right, title or interest in respect of any such Business IP or to any compensation or remuneration in relation thereto, whether under section 53 of the UK Patents Act 1977 or any equivalent or similar Law in any other jurisdiction. All documents required to vest such right, title and interest in favor of a Group Company or Equity Seller have been validly executed in accordance with applicable Laws, and all other formalities required to effect the vesting of such right, title and interest in favor of the applicable Group Company or Equity Seller have been duly complied with.
(d)Except as set forth in Section 3.14(d) of the Company Disclosure Letter, (i) there are no third party Actions pending or, to the Knowledge of the Company, threatened in writing against any Seller Party or any of their respective Subsidiaries (including the Group Companies) alleging that the operation or conduct of the Business or the use of any Business products constitutes an infringement or misappropriation of the Intellectual Property Rights or domain names of such Person or challenging the rights of any Group Company or Equity Seller in or to any owned Business IP, and (ii) to the Knowledge of the Company, the operation of the Business does not infringe or misappropriate any Intellectual Property Rights or domain names of any Person. Use of the Intellectual Property Rights licensed pursuant to the IP License Agreement in accordance with and as permitted by the terms of the IP License Agreement is consistent with the use of such Intellectual Property Rights in connection with the operation or conduct of the Business.
(e)(i) There are no Actions pending or, to the Knowledge of the Company, threatened in writing by the Seller Parties or any of their respective Subsidiaries (including the Group Companies) against any Person, nor have the Seller Parties or any of their respective Subsidiaries (including the Group Companies) sent any written notice to any Person, in each case, regarding any actual or potential infringement or misappropriation of the Intellectual Property Rights or domain names of the Business, and (ii) to the Knowledge of the Company, no Person is so infringing or misappropriating any Intellectual Property Rights or domain names of the Business.
(f)To the Knowledge of the Company, all software and IT systems material to the Business (the “IT Systems”) (i) perform in material conformance with the Business’s requirements, (ii) in respect of proprietary software developed by the Company, such software is free from any material software defect, and (iii) in respect of proprietary software developed by the Company, such software does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software. The Group Companies and the Equity Sellers have implemented and maintained: (A) commercially reasonable security measures to protect in all material respects the IT Systems, and the storage or transmission of data and information, from unauthorized access, use or modification; and (B) commercially reasonable back-up procedures to ensure in all material respects recovery of data, information and continuation of the Business in the event of data loss, disaster or force majeure. To the Knowledge of the Company, except as would not be material to the Business, taken as a whole, there have been no breakdowns of, or breach, outage, unauthorized access to or unauthorized use of, the IT Systems.
Section 3.15    Contracts. Except for any Bargaining Agreement or P&E Employee Plan, each of the following Contracts in effect as of the date hereof (other than purchase or service orders executed in the ordinary course of business) to which (i) any Group Company is a party or (ii) to which the Company or any of its Subsidiaries is a party and that primarily relates to the Business and should accordingly transfer as part of the Restructuring is set forth in Section 3.15 of the Company Disclosure Letter (each, a “Material Contract” and, collectively, the “Material Contracts”):
(a)any (i) Contract relating to Indebtedness of any Group Company exceeding $2,500,000, (ii) performance bonds and letters of credit (whether or not drawn) evidencing Indebtedness of any Group Company in excess of $1,000,000, or (iii) Contract relating to any loan or advance by any Group Company to any Person other than advances for travel and other normal business expenses to officers and employees in the ordinary course of business;

(b)any Contract (i) evidencing an obligation of any Group Company or any Equity Seller with respect to the issuance, sale, repurchase or redemption of Equity Interests of any Group Company, or (ii) that is a stockholders agreement, investors rights agreement, registration rights agreement or similar Contract or (iii) that restricts payment of dividends or any distributions in respect of the Equity Interests of any Group Company;
(c)any Contract or series of related Contracts relating to the acquisition or disposition of any other entity, business, line of business, Equity Interests or assets of the Business (whether by merger, consolidation, sale of stock, sale of assets or otherwise) that involves a maximum aggregate consideration payable or receivable in excess of $5,000,000 and pursuant to which the Business has any material ongoing obligation (other than acquisitions or dispositions of supplies, inventory, products or other materials in the ordinary course of business);
(d)any Contract obligating the Business or any Group Company to make capital expenditures or any acquisition or construction of fixed assets for or in respect of any real property involving future payments exceeding $1,000,000 individually or $2,500,000 in the aggregate;
(e)any Contract (i) granting any Person a Lien on any part of the tangible or intangible assets of the Business or any Group Company, other than Permitted Lien or sales of assets to third party customers in the ordinary course of business or (ii) limiting the ability of any Group Company to incur Indebtedness for borrowed money, pay or make any dividends or distributions, or create Liens on any material assets, rights or properties owned by the Group Companies;
(f)any Contract that (i) purports to materially limit or restrict either the type of business in which any Group Company or the Business may engage or the manner or locations in which any of them may so engage (including Contracts containing limitations on competition with any other Person), (ii) could require the disposition of any material assets or line of business of any Group Company or the Business, (iii) contains any put right, call right, “right of first offer” or “right of first refusal” held by any other Person to acquire the Business, any Group Company or any material assets or business or product lines thereof (other than Contracts relating to acquisitions or dispositions of supplies, inventory, products in the ordinary course of business), or (iv) that involves payments by, or amounts payable to, the Business in excess of $1,000,000 per annum and contains “most favored nations” terms of establishes an exclusive dealing arrangement for the benefit of a third party;
(g)any joint venture, or partnership Contract or similar Contract that (i) obligates any Group Company to contribute capital or make additional investments in any other Person, or (ii) relates to the sharing of profits, revenues, losses, costs or Liabilities of any Person (other than the Organizational Documents of the Group Companies or the JV Company Loan Documents);
(h)any dealer, distribution, agency, joint marketing, strategic alliance or development Contract or similar outsourcing arrangement of the Business involving payments by, or amounts payable to the Business in excess of $2,500,000 per annum;
(i)any Licensed Intellectual Property Contract that involves payments by, or amounts payable to, the Business in excess of $1,000,000 per annum;
(j)any Contract with any Governmental Entity (including any subcontract with a prime contractor or other subcontractor where the ultimate contracting party is a Governmental Entity and any Contract providing for a grant, investment, subsidy or financial assistance from any Governmental Entity) that involves payments by, or amounts payable to, the Business in excess of $2,500,000 per annum;

(k)any Contract entered into in the past three (3) years involving the resolution or settlement of any actual or threatened Action relating to the Business with a value of greater than $1,000,000 or which imposes any continuing injunctive or other non-monetary relief on the Business or any Group Company, in each case, other than confidentiality obligations;
(l)any Contract that contains any provision pursuant to which the Business or any Group Company is obligated to indemnify or make any indemnification payments to any Person, other than with respect to (i) standard terms and conditions of contracts entered into in the ordinary course of business or non-disclosure agreements, or (ii) contracts required to be listed under clause (c) above;
(m)any Contract with a Material Supplier or Material Customer that involves the performance of services or the delivery of goods or materials to or from the Business of an amount or value in excess of $2,500,000 individually or $5,000,000 in the aggregate entered into during the twelve (12) months ended July 31, 2019;
(n)any Contract pursuant to which any Group Company or the Business has continuing obligations with respect to the payment of, or a right to receive, (i) any “milestone” or other similar contingent payment, including upon the achievement of any regulatory or commercial milestone, or (ii) payment of royalties or other amounts calculated based upon any revenues or income of any Group Company, in each case which payments after the date hereof would reasonably be expected to be more than $2,500,000 in the aggregate in the twelve (12) month period following the date hereof;
(o)any Contract that is with respect to an interest, rate, currency or other swap or derivative transaction relating to the Business (other than those solely between or among Group Companies) with a notional value in excess of $1,000,000;
(p)any other Contract involving payments by, or amounts payable to, the Business in excess of $2,500,000 per annum that is not cancelable by the applicable Group Company within one hundred eighty (180) calendar days;
(q)any Contract relating to any equipment, vehicle or tangible personal property leases obligating any Group Company to pay an amount in excess of $2,000,000 during any calendar year in the aggregate or pursuant to which any Group Company is the lessor and has required payments in excess of $2,000,000 during any calendar year;
(r)any employment, severance, change of control, deferred compensation or consulting agreement with executive officers of any of the Group Companies to which any Group Company is a party or is otherwise bound in which any employee of the Group Companies participate (other than employment arrangements terminable at will or terminable without payment of any contractual severance or other amount less than or equal to $100,000 or other amounts payable pursuant to applicable Law); or
(s)any Contract with respect to the Business relating to any outstanding written commitment (including any unexpired written bids) to enter into any written agreement of the type described in subsections (a) through (r) above.
Subject to the Bankruptcy and Equity Exception, each Material Contract is in full force and effect and is a valid and binding agreement of the applicable Group Company or Equity Seller party thereto, and, to the Knowledge of the Company, the other parties thereto. Except as would not be material to the Business, taken as a whole, (i) no Group Company or Equity Seller is in default or breach in any material respect under the terms of any such Material Contract, (ii) since January 1, 2017, no Group Company or Equity Seller has waived any material right or relinquished any material benefit under any such Material Contract, and (iii) no event has occurred which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by any applicable Group Company or Equity Seller under such Material Contract. Neither the Company nor its Subsidiaries have received any written notice from any other party to a Material Contract of any amendment, cancellation, termination of the applicable Material Contract, which, if so amended, cancelled, terminated, individually or in the aggregate, would be material to the Business, taken as a whole. Any Contract entered into after the date hereof and prior to the Closing that would constitute a Material Contract if such Contract had been in effect as of the date hereof shall be deemed to be a “Material Contract” for the purposes of this Section 3.15. True, correct and complete copies of each Material Contract (including all modifications and amendments thereto and waivers thereunder), and a summary of the material terms of any oral Material Contracts, have been made available to Buyer prior to the date hereof.
Section 3.16    Affiliate Transactions; Inter-company Transactions. Except for any benefits provided to employees in the ordinary course of business (including pursuant to any Employee Plan), (a) no officer, director, manager, partner or employee of the Company or any of its Subsidiaries is a party to any Contract with any Group Company or primarily related to the Business or has any material interest in any property or asset used in the Business by any Group Company, (b) there is no Indebtedness owing to any Group Company by any officer, director, manager, partner or employee of the Company or any of its Subsidiaries or any other Related Person, (c) there is no Indebtedness owing by any Group Company to any Related Person, nor has any Group Company made or committed to make any loan or extend or guarantee credit to or for the benefit of any Related Person (in each case, other than amounts, loans or guarantees that will be repaid or released in full prior to the Closing without any further obligation or liability on the part of any Group Company and in each case except as contemplated hereunder), (d) except the Shared Services and the types of property that will be made available under the Transition Services Agreement no Group Company uses any material property, tangible or intangible, that is owned or leased by a Related Person, and (e) other than this Agreement and the other Transaction Documents, none of the Group Companies are party to any material agreement or transaction with, or involving the making of any payment or transfer of assets to, any Related Person.
Section 3.17    Real Property.
(a)Set forth in Section 3.17(a) of the Company Disclosure Letter is a true, accurate, correct and complete list of all Group Company Owned Real Property, including with respect to each Group Company Owned Real Property, the Group Company or Equity Seller that owns such Group Company Owned Real Property and the address, location, titles, and current use of such Group Company Owned Real Property. None of the Group Company Owned Real Property is the subject of any lease, sublease or other similar occupancy agreement under which a Group Company or an Equity Seller has granted or is in the course of granting to a third party any right to the possession, use, occupancy, grant of security or enjoyment of any material portion of such Group Company Owned Real Property. There are no agreements or options to which a Group Company or an Equity Seller is a party that are currently in effect granting to any third party the right to acquire any of the Group Company Owned Real Property or any material interest therein. With respect to each Group Company Owned Real Property, the applicable Group Company or Equity Seller has good and marketable indefeasible fee simple (or local equivalent) title to such Group Company Owned Real Property, free and clear of all Liens, except Permitted Liens.
(b)Set forth in Section 3.17(b) of the Company Disclosure Letter is a true, accurate, correct and complete list of all Group Company Leased Real Property, in each case identifying the applicable Group Company or Equity Seller that is the current lessee, sublessee, grantee or licensee, as applicable, thereunder, together with each applicable Group Company Real Property Lease. With respect to each Group Company Leased Real Property, there is no sublease or assignment or other occupancy agreement granted or in the course of being granted by a Group Company or an Equity Seller in favor of any third party currently in effect. Each Group Company Real Property Lease is a valid and binding agreement of the applicable Group Company or Equity Seller that is party thereto, and, to the Knowledge of the Company, of the other party or parties thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except as would not be material to the Business, taken as a whole. Each Group Company or Equity Seller, as applicable, and, to the Knowledge of the Company, each other party to any Group Company Real Property Lease, is not in breach of or default under such Group Company Real Property Lease, and no event has occurred that with notice or lapse of time or both, would constitute such a breach or default by the Group Company or Equity Seller under any Group Company Real Property Lease, except for any such defaults as would not be material to the Business, taken as a whole. Accurate and complete copies of each Group Company Real Property Lease, including all amendments and supplements thereto, have been made available to Buyer prior to the date hereof. There are no written guarantees relating to the Group Company Real Property Leases. With respect to each Group Company Leased Real Property, the applicable Group Company or Equity Seller has good and marketable leasehold (or other possessory) interest in such Group Company Leased Real Property, free and clear of all Liens, except Permitted Liens.
(c)The Real Estate Seller has good and valid title to the Cathcart Real Estate Assets. The Cathcart Real Estate Assets are not the subject of any lease, sublease or other similar occupancy agreement under which the Real Estate Seller has granted to third party any right to the possession, use, occupancy or enjoyment of any material portion of the Cathcart Real Estate Assets. Except as set forth in Section 3.17(c) of the Company Disclosure Letter, there are no agreements or options to which the Real Estate Seller is a party that are currently in effect granting to any third party the right to acquire any portion of the Cathcart Real Estate Assets or any material interest therein. The Cathcart Real Estate Assets are not subject to any Liens, other than any Permitted Liens or any Liens disclosed in the title deeds disclosed.
(d)The principal office building located on the Cathcart Real Estate Assets has a valid, current energy performance certificate and this is affixed to such building located on the Cathcart Real Estate Assets.
(e)The Cathcart Real Estate Assets are not affected by any application pending or interest registered in the Register of Community Interest in Land or the Register of Applications by Community Bodies to Buy Land held by the Keeper of the Registers of Scotland or HM Land Registry.
(f)The Company has not been given or received any copy application, invitation to make representations or notice in terms of the Land Reform (Scotland) Act 2003.
(g)The Group Company Owned Real Property is not subject to an unimplemented action plan in terms of The Assessment of Energy Performance of Non-domestic Buildings (Scotland) Regulations 2016.
(h)The Group Company Real Property, the Cathcart Real Estate Assets and the Specified Leased Real Property constitute all of the real property used in connection with or otherwise related to the business.
(i)No building or other structure or erection on any of the Group Company Owned Real Property located in Scotland or the Cathcart Real Estate Assets has been listed under section 1 of the Planning (Listed Buildings and Conservation Areas) (Scotland) Act 1997 nor are any of the Group Company Owned Real Property located in Scotland or the Cathcart Real Estate Assets situated within a Conservation Area as defined in that Act nor has the relevant local authority served or authorized the service of any building preservation notice under section 3 of the Planning (Listed Buildings and Conservation Areas) (Scotland) Act 1997 or any repairs notice under section 43 of the Planning (Listed Buildings and Conservation Areas)

(Scotland) Act 1997 in respect of any of the Group Company Owned Real Property located in Scotland or the Cathcart Real Estate Assets.
(j)The Cathcart Lease (as defined in paragraph 5 of Section 5.01 of the Company Disclosure Letter) has not been signed by either SPX Clyde Union UK Limited (as Landlord) nor Clyde Union Limited (as tenant) and the Cathcart Lease will not be signed on or prior to the Closing.
Section 3.18    Sufficiency of Assets; Condition of Assets.
(a)Section 3.18(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all services provided to the Business in whole or in part by the Company and its Subsidiaries (other than any Group Company) that are material to the Business, taken as a whole, and will not be provided after Closing, except to the extent set forth in the Transition Services Agreement (all such services, the “Shared Services”).
(b)Except for the receipt by Buyer and the Group Companies of services pursuant to the Transition Services Agreement, and taking into account the Supply Agreement and the IP License Agreement and, assuming the build-out of the Business Infrastructure, the completion of the Restructuring and that the Group Companies will continue to receive all rights and benefits applicable to the Business under the Shared Corporate Contracts (or Buyer Replacement Contracts) in accordance with Section 5.06 and Business Guarantees (or replacements thereof) in accordance with Section 5.07, the assets, properties and rights (including Intellectual Property Rights and IT Systems) of the Group Companies, together with the JV Company Loan Rights and the Cathcart Real Estate Assets, constitute all of the assets, properties, services and rights (including Intellectual Property Rights) reasonably necessary to conduct and operate, the Business at the Closing in substantially the same manner as the Business was conducted by the Company and its Subsidiaries immediately prior to the Closing.
(c)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, all of the assets of the Business are in normal operating condition (ordinary wear and tear excepted), have been maintained in accordance with normal industry practice and are not in need of maintenance or repair, except for ordinary course maintenance or repairs.
Section 3.19    Environmental Laws.
(a)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, the Group Companies and, with respect to the Business, the Equity Sellers, (i) are, and since January 1, 2017 have been in compliance with all applicable Environmental Laws, and (ii) have all material Environmental Permits necessary for the ownership and operation of the Business and the facilities used in the Business, in each case as currently conducted, and are, and since January 1, 2017 have been, in compliance with such Environmental Permits, and have timely applied for all required renewals of same.
(b)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, no written notice of violation, notification of liability or potential liability, complaint, demand, action, suit, citation, or Order relating to or arising out of any Environmental Law has been received by any of the Group Companies or any Equity Seller with respect to the Business in the past three (3) years, or, to the Knowledge of the Company, prior to such time if the matter remains unresolved in any material respect.
(c)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, there has been no Release of Hazardous Substances at, on, above,

under or from any of the Group Company Real Property, or, to the Knowledge of the Company, any property formerly owned, leased or operated by any of the Group Companies, in each case, that is reasonably likely to result in liability pursuant to applicable Environmental Law against the Group Companies.
(d)To the Knowledge of the Company, the Company has provided to Buyer all contracts for the acquisition or disposition of any assets or properties owned, leased or operated by the Business which contain outstanding obligations to indemnify any Person for Liabilities of the Company or any Group Company arising under Environmental Law.
(e)The Company has provided to Buyer all material, non-privileged environmental site assessments, investigations, reports, and similar documents in its custody or control relating the Group Company Real Property.
Section 3.20    Insurance.
(a)Section 3.20(a) of the Company Disclosure Letter lists, as of the date hereof, each (i) insurance policy currently in effect that is owned or held by the Company for the benefit, in whole or in part, of any Group Company (each insurance policy referred to in the foregoing clause (i), a “Company-Held Insurance Policy” and, collectively, the “Company-Held Insurance Policies”), (ii) insurance policy currently in effect that is owned or held by, and that solely covers, a Group Company (each insurance policy referred to in the foregoing clause (ii), a “Group Company Insurance Policy” and, collectively, the “Group Company Insurance Policies”, and the Group Company Insurance Policies, together with the Company-Held Insurance Policies each a “Business Insurance Policy” and collectively, the “Business Insurance Policies”), and (iii) insurance policy (other than a Company-Held Insurance Policy or a Group Company Insurance Policy) under which any Group Company is a beneficiary relating to any asbestos liability claims (each insurance policy referred to in the foregoing clause (iii), an “Other Insurance Policy” and, collectively, the “Other Insurance Policies”), together with any claims, coverage coordination agreements with insurers under such Other Insurance Policies. True, correct and complete copies of each Business Insurance Policy has been provided to Buyer. For the avoidance of doubt, the Business Insurance Policies shall not include any Other Insurance Policies.
(b)Except as set forth on Section 3.20(b) of the Company Disclosure Letter or as would not, individually or in the aggregate, be material to the Business, taken as a whole, as of the date hereof the Business, each Group Company, and their respective assets and properties, are insured in amounts no less than as required by applicable Law and any Contract to which any Group Company is a party or under which any of the assets of the Business is bound. With respect to each Business Insurance Policy and except as would not be material to the Business, taken as a whole, as of the date hereof (i) each such Business Insurance Policy is valid, binding and enforceable in accordance with its terms and is in full force and effect, (ii) neither the Company or the applicable Group Company, as applicable, is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under such Business Insurance Policy or, to the Knowledge of the Company, such Other Insurance Policy, and, to the Knowledge of the Company, no event has occurred that, with the notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under such Business Insurance Policy or any Other Insurance Policy, (iii) there is no claim pending under any such policy that has been denied or rejected by any insurer in writing or as to which any insurer has refused to cover all or any portion of such claims in writing, (iv) to the Knowledge of the Company, since January 1, 2017, all claims and litigation that would be covered by any Business Insurance Policy or Other Insurance Policy have been properly reported to the applicable insurer, (v) to the Knowledge of the Company there are no open claims against any insolvent insurance carriers, and (vi) since January 1, 2019, no written notice of cancellation, termination or non-renewal of any such Business Insurance Policy has been received by the Company or any of its Subsidiaries.

Since January 1, 2017, none of the Company or any of its Subsidiaries has received any written notice (A) regarding any cancellation, non-renewal invalidation of any Business Insurance Policy or any Other Insurance Policy, or (B) that is a notice of refusal of any coverage or rejection of any claim under any such Business Insurance Policy or Other Insurance Policy.
Section 3.21    Suppliers; Customers; Subcontractors. Section 3.21 of the Company Disclosure Letter contains a true, correct and complete list of (i) the top twenty customers of the Business (on the basis of revenue generated) (collectively, the “Material Customers”), and (ii) the top twenty vendors and suppliers of the Business (on the basis of expenditures) (collectively, the “Material Suppliers”), in the case of each of the foregoing clauses (i) and (ii), with respect to the fiscal year ended December 31, 2018 and the six month period ended June 30, 2019, and sets forth for each such Material Customer and Material Supplier the revenue generated or the expenditures, as applicable, with respect thereto for the periods then ended. Since January 1, 2019 to the date hereof, no Material Customer or Material Supplier has terminated or materially reduced, restricted, suspended or modified, or given written notice of an intent to terminate or materially reduce, restrict, suspend or modify, its business with the Business. Except as set forth on Section 3.21 of the Company Disclosure Letter, there are no pending, or to the Knowledge of the Company, threatened Actions involving the Business and any Material Customer or Material Supplier.
Section 3.22    Warranty and Liability.
(a)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, each product and service provided by the Business since January 1, 2017 has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties.
(b)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, there is no pending, or to the Knowledge of the Company, threatened, Litigation against the Business arising from or, to the Knowledge of the Company, alleged to arise from, any actual or alleged injury to Persons or damage to property as a result of any defect with respect to any product or service provided by the Business since January 1, 2017.
Section 3.23    Accounts Receivable and Payable.
(a)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, all of the outstanding accounts receivable shown in the Financial Information have been valued in accordance with GAAP and represent, as of the respective dates thereof, valid liabilities arising from sales actually made or services actually performed, in each case, in the ordinary course of Business.
(b)To the Knowledge of the Company, the accounts payable of the Group Companies reflected in the Financial Information arose from bona fide transactions in the ordinary course of Business.
Section 3.24    Inventory. All material items of Inventory acquired or manufactured by the Business have been acquired or manufactured, and maintained in the ordinary course of business consistent with past practice. Except as set forth on Section 3.24 of the Company Disclosure Letter, no material item of Inventory is encumbered with any Lien or other rights of any third party, including rights of any Affiliate of a Group company, except for Permitted Liens.

Section 3.25    Certain European Union Matters. To the Knowledge of the Company, the United Kingdom ceasing to be a member of the European Union will not directly:
(a)result in any Group Company being in breach of or in default under any Material Contract or any material Business Permit, nor will it result in any such material Business Permit being revoked;
(b)entitle any party to a Material Contract to terminate any Material Contract; or
(c)create or accelerate any obligation of any Group Company or cause or require any Group Company to lose or dispose of any material right or asset or any interest in any material right or asset, including by way of the imposition or crystallization of any Lien;
except, in the case of each of clauses (a) - (c) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.26    Brokers and Finders. Neither the Company nor any of its Affiliates has taken any action that, directly or indirectly, would obligate Buyer or the Group Companies to pay a fee to any Person acting as a broker, finder, financial advisor or in any similar capacity in connection with this Agreement.
Section 3.27    Data Protection.
(a)Each Group Company developed an action plan to ensure that Group Company’s compliance with GDPR and, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, as at the date of this Agreement, all actions contained within such action plans have been implemented to the extent such actions relate to issues identified as “high risk.”
(b)Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Group Company has at all times:
(i)materially complied with Data Protection Legislation;
(ii)made all necessary and appropriate notifications and registrations, paid all required fees and charges, and had a data protection officer where required, under Data Protection Legislation;
(iii)maintained complete, accurate and up-to-date records of all processing activities undertaken by that Group Company or by a processor on its behalf to the extent required under Data Protection Legislation;
(iv)had in place appropriate technical and organizational measures designed to ensure the security of its IT Systems and of personal data, including protection against unauthorized or unlawful processing and accidental loss, destruction or damage of personal data as required under Data Protection Legislation;
(v)provided data subjects with all information (and in each case in such form and at such times) as required under Data Protection Legislation; and
(vi)had in place appropriate data protection policies and procedures designed to ensure that the collection, processing, accuracy, storage and retention of personal data by each Group Company complies with Data Protection Legislation.

(c)To the extent that a Group Company monitors use by employees and other data subjects of that Group Company’s IT Systems, such monitoring is only carried out to the extent permitted or as required by applicable law.
(d)During the six years ending on the date of this Agreement, no Group Company has committed any:
(i)material breach of Data Protection Legislation; or
(ii)material breach of security leading to any accidental or unlawful destruction, loss, alteration or unauthorized disclosure of or access to, any personal data transmitted, stored or otherwise processed by any Group Company or by any processor on its behalf;
and, to the Knowledge of the Company, no such breaches have been suspected or threatened and there are no circumstances likely to give rise to any such breach.
(e)During the last six years ending on the date of this Agreement, there have been no requests, notices, complaints or claims received by any Group Company from any source in writing (including individuals, regulators or competent authorities) regarding any alleged or actual personal data breach or other material non-compliance with Data Protection Legislation.
(f)Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Group Company has disclosed or transferred personal data outside the European Economic Area or to any international organization other than in accordance with Data Protection Legislation.
Section 3.28    No Other Representations and Warranties of the Company. Except for the specific representations and warranties contained in this Article III (in each case as modified by the Company Disclosure Letter) or any certificate delivered by the Company pursuant to Section 8.03(e), none of the Company, any of its Subsidiaries, any of their respective Representatives or any other Person makes any express or implied representation or warranty, including with respect to the Company or any of its Subsidiaries (including the Group Companies) and the Company and its Subsidiaries disclaim any and all other representations or warranties, whether made by the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees, agents or other Representatives. Except for the specific representations and warranties contained in this Article III (in each case as modified by the Company Disclosure Letter), or any certificate delivered by the Company pursuant to Section 8.03(e), neither the Company nor any of its Subsidiaries nor any other Person has made, and none of the foregoing is making, and have not authorized anyone else to make, any representation as to: (a) the accuracy, reliability or completeness of any of the documents, title information, assessments, surveys, plans, specifications, reports, studies, projections or forecasts or other information made available to Buyer by or on behalf of the Company or any of its Subsidiaries (“Review Documents”), (b) matters with respect to Environmental Laws or Hazardous Substances, (c) the enforceability of, or Buyer’s ability to obtain the benefits of, any Contract of any Group Company or Equity Seller, (d) the transferability or assignability of any Contract or Permit, (e) the condition of any building(s), structure(s) or other improvements at the Group Company Real Property or the Cathcart Real Estate Assets, or (f) any other matter or thing affecting or relating to the Business, the Group Companies, the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Company Loan Rights, the Cathcart Real Estate Assets or the Assumed Liabilities. Buyer shall not rely upon any Review Document in lieu of conducting its own diligence investigation. Neither the Company, nor any of its Subsidiaries, nor any other Person will have, or be subject to, any liability or other obligation to Buyer, its Subsidiaries or any of their respective Representatives or any other Person resulting from Buyer’s use of, or the use by any of its Subsidiaries or Representatives of, any Review Document. EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (IN

EACH CASE AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY AND ITS SUBSIDIARIES HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS SUBSIDIARIES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR, OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES). THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF ANY OF THE BUSINESS, THE GROUP COMPANIES, THE EQUITY SELLERS, THE TRANSFERRED COMPANY EQUITY INTERESTS, THE TRANSFERRED JV COMPANY EQUITY INTERESTS, THE CATHCART REAL ESTATE ASSETS, THE JV COMPANY LOAN RIGHTS AND THE ASSUMED LIABILITIES.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to the Company as of the date hereof and as of the Closing as follows:
Section 4.01    Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and, to the extent such concept is recognized in the applicable jurisdiction, in good standing under the Laws of Delaware and Buyer has all requisite limited liability company power and authority under the Laws of its jurisdiction of formation and its Organizational Documents to own, lease and operate its properties and assets and to carry on its business as conducted as of the date hereof, except as would not be reasonably expected to prevent or materially impair or delay the ability of Buyer to perform its obligations under this Agreement and to timely consummate the Transactions. Buyer has been duly qualified, licensed or registered to transact business as a foreign entity and is in good standing (or the equivalent thereof) in each jurisdiction in which the ownership or lease of property or the conduct of its business requires such qualification, license or registration, except where the failure to be so qualified, licensed or registered or in good standing (or the equivalent thereof), individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Transactions.
Section 4.02    Authorization. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder, as applicable, and no additional corporate or shareholder authorization is required in connection with the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party. The performance of its obligations hereunder and thereunder (as applicable) and the consummation by it of the Transactions have been duly authorized by all necessary action of Buyer (or in respect of the actions to take place at Closing, shall have been prior to Closing), respectively. This Agreement has been, and as of the Closing, each of the other Transaction Documents to be executed and delivered at the Closing by Buyer will have been, duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement and the other Transaction Documents by the Company, constitutes, or, as of the Closing, will constitute, legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03    No Conflicts. None of the execution and delivery by Buyer of this Agreement or any of the other Transaction Documents to which it is a party, the compliance by it with all of the provisions of and the performance by it of its obligations under, this Agreement and any of the other Transaction Documents to which it is a party, or the consummation by Buyer of the Transactions, will (a) conflict with, or result in a breach or violation of, or result in any right of termination, amendment, cancellation or acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien (other than Permitted Liens) on the assets of Buyer or any of its Affiliates (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any material Contract or material Permit, or result in any acceleration of any obligations of any party, or require any consent or giving of notice, under any Contract or material Permit, in each case to which Buyer or any of its Affiliates is party, (b) result in any breach or violation of, or a default under, the provisions of the Organizational Documents of Buyer or any of its Affiliates, or (c) assuming compliance with the matters referred to in Section 4.04, result in any violation of any Law applicable to Buyer or any of its Affiliates, except, in the case of the foregoing clauses (a) and (c), such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Transactions.
Section 4.04    Consents. Other than (a) the filings and/or notices under the HSR Act, (b) the filings and/or notices under the Other Regulatory Approval Laws, (c) as required in order to comply with state or other local securities, takeover and “blue sky” laws, and (d) such other authorizations, consents, approvals, Orders, Permits, notices, reports, filings, registrations, qualifications and exemptions that, if not obtained, made or given, individually or in the aggregate, are not reasonably expected to prevent or materially delay the consummation of any of the Transactions, no authorizations, consents, approvals, Orders, Permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions, are required to be made by Buyer or any of its Affiliates with, or obtained by Buyer or any of its Affiliates from, any Governmental Entity, in connection with the execution and delivery by Buyer of this Agreement and each of the other Transaction Documents to which it is (or, at the Closing, will be) a party, the performance by Buyer of its obligations hereunder or thereunder and the consummation of any of the Transactions. As of the date hereof, neither Buyer nor, to the knowledge of Buyer, any of its Affiliates has received any written notice from any Governmental Entity that such Governmental Entity would oppose or refuse to grant or issue its consent or approval pursuant to or under the HSR Act or any Other Regulatory Approval Law in a timely manner with respect to the Transactions.
Section 4.05    Financial Capability. Buyer has available to it, and through the Closing will have available to it, sufficient cash, available lines of credit or other sources of immediately available funds and committed financing necessary to consummate the Transactions and to satisfy all of its obligations under this Agreement, including the payment of the Purchase Price in accordance with Section 2.03(d) hereof, and payment of all costs, fees and expenses in connection herewith.
Section 4.06    Solvency. Assuming (i) satisfaction of the conditions to Buyer’s obligation to consummate the Transactions, (ii) the accuracy of the representations and warranties of the Company set forth in Article III hereof, (iii) to the extent applicable, the Debt Financing Information (if any) fairly presents the consolidated financial condition of the Group Companies and their Subsidiaries as at the end of the periods covered thereby and the consolidated results of earnings of the Group Companies and their Subsidiaries for the periods covered thereby and (iv) that the Group Companies and their Subsidiaries are Solvent on the Closing Date immediately prior to giving effect to the Transactions, Buyer will be Solvent immediately after the completion of the Closing after giving effect to the Transactions, the Financing and the payment of the

Purchase Price, any repayment or refinancing of debt contemplated in this Agreement or the Financing. For the purposes of this Agreement, the term “Solvent” when used with respect to any person, means that, as of any date of determination (A) the amount of the “fair saleable value” of the assets of such person and its subsidiaries, on a consolidated basis, will, as of such date, exceed (1) the value of all “liabilities of such person and its subsidiaries, on a consolidated basis, including a reasonable estimate of the amount of all known contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (B) such person and its subsidiaries, on a consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (C) such person and its subsidiaries, on a consolidated basis, will be able to pay its liabilities, including a reasonable estimate of the amount of all known contingent and other liabilities, as they mature.
Section 4.07    Litigation. There are no legal proceedings or investigations by a Governmental Entity in respect of which Buyer or any of its Affiliates has been notified or is defending, and to the Knowledge of Buyer, there is no pending or threatened action, proceeding, claim, review or investigation (whether at law or in equity, before or by any Governmental Entity) against Buyer or any of its Affiliates, or in respect of its properties or assets that, individually or in the aggregate, are reasonably expected to prevent or materially delay the ability of Buyer to consummate any of the Transactions. There is no Order of any Governmental Entity outstanding against Buyer or any of its Affiliates that, individually or in the aggregate, is reasonably expected to prevent or materially delay the ability of Buyer to consummate any of the Transactions.
Section 4.08    No Prior Buyer Activities. Buyer was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Closing except as contemplated by this Agreement, the Equity Commitment Letter and the other Transaction Documents will have no, assets, Liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and corporate maintenance.
Section 4.09    Certain Arrangements. Except for the Key Executive Employment Agreements, neither Buyer, nor, to the knowledge of Buyer, any of its Affiliates or any other Person acting on behalf, or at the direction, of Buyer or any its Affiliates has entered into any Contract with any member of management of the Business that is related to any of the Transactions or otherwise.
Section 4.10    Purchase for Investment. Buyer acknowledges and agrees that it is purchasing the Transferred Company Equity Interests, the Transferred JV Company Equity Interests and the JV Company Loan Rights for investment for Buyer’s own account and not with a view to, or for sale in connection with, any distribution thereof in violation of any securities Law. Buyer has sufficient knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Transferred Company Equity Interests, the Transferred JV Company Equity Interests and the JV Company Loan Rights and is capable of bearing the economic risks of such investment. Buyer acknowledges and agrees that the Transferred Company Equity Interests, the Transferred JV Company Equity Interests and the JV Company Loan Rights have not been registered under any U.S. (federal or state) or non-U.S. securities Laws and that the Transferred Company Equity Interests, the Transferred JV Company Equity Interests and the JV Company Loan Rights may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless any such transfer, sale, pledge, hypothecation or other disposition is registered under any U.S. (federal or state) or non-U.S. securities Laws or is effected pursuant to an exemption from registration under any U.S. (federal or state) or non-U.S. securities Laws. Buyer is an “accredited investor” (as such term is defined by Rule 501 promulgated under the Securities Act).
Section 4.11    Acknowledgments by Buyer.
(a)Buyer hereby acknowledges and agrees that it is not relying on any representation or warranty of the Company, other than those representations and warranties specifically set forth in Article III of this Agreement or any certificate delivered by the Company pursuant to Section 8.03(e). Buyer acknowledges and agrees that it has conducted its own independent review and analysis of the Business, including the assets, financial condition, results of operations and activities of the Business and the Group Companies and the nature and condition of their respective properties, assets, Liabilities (including the Assumed Liabilities) businesses and prospects. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors and Representatives, experienced in the evaluation and purchase of companies, property, instruments and assets such as the Business, the JV Company Loan Rights, the Group Companies, the Equity Sellers, the Cathcart Real Estate Assets and their respective properties, assets, Liabilities (including the Assumed Liabilities) businesses and prospects. Buyer has relied solely upon its own investigation and the express representations and warranties set forth in Article III of this Agreement or any certificate delivered by the Company pursuant to Section 8.03(e). Buyer hereby acknowledges and agrees that the Company has given Buyer access to the employees, documents and facilities of the Group Companies for the purpose of evaluating the transaction contemplated by the Transaction Documents.
(b)Other than those representations and warranties specifically set forth in Article III of this Agreement or any certificate delivered by the Company pursuant to Section 8.03(e), Buyer hereby acknowledges and agrees that none of the Company or its Subsidiaries or any other Person acting on behalf of them (i) has made any representation or warranty, express or implied, including any implied representation or warranty as to the condition, merchantability, suitability or fitness for a particular purpose of any assets of or held by the Business or the Group Companies (including the Transferred Company Equity Interests, the Cathcart Real Estate Assets and the JV Company Loan Rights), or (ii) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Business, the Cathcart Real Estate Assets, the JV Company Loan Rights, the Assumed Liabilities or the Group Companies, in each case except as expressly set forth in this Agreement. In particular, and without limiting the foregoing, Buyer acknowledges and agrees that, neither the Company nor any other Person makes or has made any representation or warranty to Buyer or any of its Affiliates with respect to (A) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries (including the Group Companies) or their respective businesses (including any portion of the Business), or (B) except for the representations and warranties made by the Company in Article III of this Agreement (as modified by the Company Disclosure Letter) or any certificate delivered by the Company pursuant to Section 8.03(e), any oral or written information presented to Buyer or any of its Affiliates in the course of their due diligence investigation of the Company and its Subsidiaries (including the Group Companies), all or any portion of the Business, the negotiation of this Agreement or the course of Transactions.
(c)Buyer hereby acknowledges and agrees that the Cathcart Real Estate Assets and the properties and assets of the Group Companies and the Equity Sellers related to the Business, as well as the Transferred Company Equity Interests, the Transferred JV Company Equity Interests and the JV Company Loan Rights are sold, and that the Assumed Liabilities shall be accepted by Buyer, “as is”, except as expressly set forth in this Agreement or any other Transaction Document. Buyer agrees to, directly or indirectly, accept the Cathcart Real Estate Assets and the properties and assets of the Group Companies and the Equity Sellers related to the Business in the condition they are in on the Closing Date and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to the Company or any of its Subsidiaries, except as expressly set forth in Article III of this Agreement or any certificate delivered by the Company pursuant to Section 8.03(e).
(d)In connection with Buyer’s evaluation of the Transactions and investigation of the Business, the Group Companies, the Equity Sellers (with respect to the Business), the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Companies Loan Rights and the Assumed Liabilities, Buyer and its Affiliates, and/or their respective Representatives, may have received certain projections, including projected statements of operating revenues and income from operations of the Business and the Group Companies and certain budget and business plan information. Buyer hereby acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, and that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections and other forecasts and plans so furnished to it, its Affiliates or their respective Representatives, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Buyer hereby acknowledges and agrees that neither the Company nor any of its Subsidiaries nor any other Person is making any representation or warranty with respect to such estimates, projections or other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, budgets, projections or forecasts (or any component thereof), except to the extent expressly stated in any of the representations and warranties specifically set forth in Article III of this Agreement or any certificate delivered by the Company pursuant to Section 8.03(e).
Section 4.12    Brokers and Finders. Neither Buyer nor, to the Knowledge of Buyer, any of its Affiliates has taken any action that, directly or indirectly, would obligate the Company or any of its Subsidiaries to pay a fee to anyone acting as a broker, finder, financial advisor or in any similar capacity in connection with this Agreement.
ARTICLE IV
ADDITIONAL AGREEMENTS
Section 5.01    Conduct of Business Before the Closing.
(a)From the date hereof until the earlier of the Closing or the termination of this Agreement, except as otherwise required by applicable Law or the Transaction Documents, as contemplated by the Restructuring, as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Section 5.01(a) of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to, (i) operate the Business in all material respects in the ordinary course of business and in a manner consistent with past practice, and (ii) use commercially reasonable efforts to (A) preserve intact their respective material assets, including real and personal property and present business organizations related to the Business, (B) maintain in effect all material Business Permits, (C) keep available the services of the directors and the executive officers, management and key employees of the Business, (D) preserve intact material current relationships with customers, employees, suppliers, lessors, business associates and others having material business dealings with the Business, (E) maintain all material Group Company Insurance Policies and (F) manage the working capital of the Business (including the timing of collection of accounts receivable, the payment of accounts payable and the management of inventory) in the ordinary course of business.
(b)Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Closing and the termination of this Agreement, except as otherwise required by applicable Law or the express terms of any Transaction Document, as contemplated by the Restructuring or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Section 5.01(b) of the Company Disclosure Letter, the Company shall not, and shall cause its Subsidiaries not to:
(i)amend or modify any of the Organizational Documents of any Group Company (whether by merger, consolidation or otherwise);
(ii)reclassify, split, combine or subdivide any Equity Interests of any Group Company or redeem, repurchase or otherwise acquire, directly or indirectly, any Equity Interests of any Group Company or any securities convertible into or exchangeable or exercisable for the Equity Interests of any Group Company or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, any Equity Interests of any Group Company;
(iii)(A) issue, sell, pledge, assign, transfer or dispose of, grant, lease, license, guarantee, encumber, or permit any Lien (other than Permitted Liens and Liens arising under applicable securities Laws) to encumber any of the Equity Interests of any Group Company or the JV Company Loan Rights, (B) authorize the issuance, sale, pledge, assignment, transfer or disposal of, grant, lease, license, guarantee, encumbrance of any of the Equity Interests of any Group Company or the JV Company Loan Rights, or (C) grant to any Person any right to acquire (1) any Equity Interests of any Group Company or the JV Company Loan Rights or any securities convertible into or exchangeable or exercisable for any such Equity Interests, or any rights, warrants or options of any kind to acquire any such Equity Interests, or (2) any other securities in lieu of, or in substitution for, any Equity Interests of any Group Company outstanding on the date hereof;
(iv)other than in the ordinary course of business and except for Indebtedness in respect of Intercompany Amounts, permit any Group Company to create, incur, assume or guarantee any Indebtedness in an amount in excess of $2,000,000, or mortgage, pledge, hypothecate, grant any security interest in or otherwise create or incur any Lien to be placed on any properties or assets of the Business having a value in excess of $2,000,000 in the aggregate, other than Permitted Liens;
(v)in connection with the Business, make any loans, advances, guarantees or capital contributions to or investments in, or forgive, cancel or discharge in whole or in part any outstanding loans, guarantees or advances to or capital contributions to or investments in, any Person, or advances for travel and other normal business expenses to officers and employees of the Business except in the ordinary course of business;
(vi)either (A) permit the Business or any Group Company, directly or indirectly, to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) Equity Interests in any corporation, partnership or other business organization or division thereof or, other than in the ordinary course of business, any assets, supplies, inventory, products, or materials from any other Person, or (B) permit any Group Company to sell, transfer, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise) any material property, assets, operations, rights, product lines or businesses of the Business (including any assets owned by a Group Company or the Cathcart Real Estate Assets), other than (1) sales or dispositions of assets, supplies, inventory, products or materials to third party customers of the Business in the ordinary course of business or unused, obsolete, excess or depleted assets, supplies, inventory, products or materials in all material respects in the ordinary course of business and with a fair market value not in excess of $2,500,000 and (2) any sales, leases or other transfers among Group Companies;
(vii)enter into any new line of business;
(viii)(A) make or incur any capital expenditure with respect to the Business that is either (x) outside the ordinary course or (y) in excess of the aggregate amount for the applicable month as set forth on the monthly capital expenditure budget for the Business previously provided to Buyer or (B) make or incur any capital expenditure with respect to the Business that is to be made at any facility that is not exclusively dedicated to the Business or will not be exclusively dedicated to the Business on or prior to Closing;
(ix)permit any Group Company to (A) make, revoke or change any material election relating to Taxes, (B) adopt or change any material tax accounting method, (C) change any annual Tax accounting period, (D) amend any Tax Return or file any income or other material Tax Return (other than in a manner consistent with past practice), (E) surrender any right to claim a refund, offset or other reduction of Taxes, (F) settle or compromise any material Tax claim, audit or assessment, (G) enter into any tax sharing agreement or “closing agreement” as defined in Section 7121 of the Code, (H) initiate any voluntary Tax disclosure, (I) consent to any extension or waiver of the limitations period applicable to any Tax claim, audit or assessment, in each case, except as required by applicable Law or in the ordinary course of business;
(x)except as required pursuant to the terms of any P&E Employee Plan or any Bargaining Agreement in effect on the date of this Agreement or otherwise required by applicable Law:
(1)(x) materially amend, modify or terminate any P&E Employee Plan (or any plan, agreement or other arrangement that would be a P&E Employee Plan if it were in existence on the date of this Agreement), or (y) terminate the employment of any Business Employee other than for cause or hire any new Business Employee, in either case, with annual base compensation in excess of $100,000, other than to replace departing employees or to fill an open position, except, in the case of each of (x) and (y) subject to notification and reasonable approval of Buyer;
(2)accelerate the payment or vesting of any benefits or amounts payable or to become payable to any Group Company Employee under any P&E Employee Plan (or any plan, agreement or other arrangement that would be a P&E Employee Plan if it were in existence on the date of this Agreement);
(3)grant any increase in the compensation or benefits for any Business Employee with annual base compensation equal to or in excess of $100,000, provided that no such Business Employee receives an increase in an amount greater than five percent of their annual base compensation immediately prior to the increase, or grant any equity or equity based compensation in the Company to any Business Employee;
(4)grant or increase (x) any severance or termination pay or (y) and any change-in-control or retention bonus to any Business Employee;
(5)establish or enter into any P&E Employee Plan (or any plan, agreement or other arrangement that would be a material P&E Employee Plan if it were in existence on the date of this Agreement);
(6)enter into, amend, modify, extend or terminate any Bargaining Agreement or negotiate with any union, works council or labor group without Buyer’s consent;
(7)make (x) any representations or issue any communications to Business Employees regarding this Agreement or the transactions contemplated hereby that are materially inconsistent with this Agreement or the transactions contemplated hereby, or (y) any material representations regarding offers of employment from Buyer which have not been approved by Buyer, provided, that such approval shall not be unreasonably withheld; or
(xi)other than in the ordinary course of business, transfer, license, encumber, abandon, allow to lapse or otherwise dispose of any Business IP;
(xii)other than in the ordinary course of business, omit to take any action necessary to maintain or renew any owned Business IP;
(xiii)adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of any Group Company or otherwise involving the Business;
(xiv)materially amend, terminate or knowingly fail to renew any material Business Permit;
(xv)(A) other than in the ordinary course, enter into any Material Contract or enter into any Contract that would be a Material Contract if in effect as of the date hereof, (B) other than in the ordinary course, amend, terminate, cancel, transfer, assign, license, encumber, waive any rights of or modify in any material respect adversely, to the Business any Material Contract or Contract that would be a Material Contract if in effect as of the date hereof or (C) other than in the ordinary course (but excluding contracts with third party customers that include a change of control provision that would give rise to a material payment to the other party thereto in connection with the transactions contemplated by this Agreement or any future change of control), enter into any Contract that includes a change of control or similar provision that would require a material payment to or would give rise to any material rights (including termination rights) of the other party thereto in connection with the transactions contemplated by this Agreement or any future change of control;
(xvi)make, set aside, pay or declare any in-kind dividend or in-kind distribution whether payable in stock, property or otherwise, with respect to any of the Equity Interests of Group Companies or enter into any agreement with respect to the voting or registration of the Equity Interests of the Group Companies;
(xvii)make any change in financial accounting methods, Calculation Principles or practices (including procedures with respect to the payment of accounts payable and collection of accounts receivable) (or change an annual accounting period) or systems of internal accounting controls, except insofar as may be required by a change in GAAP, any rule or regulation promulgated by any Governmental Entity or any other applicable Law after the date hereof;
(xviii)settle, compromise or discharge any Action related to the Business, other than settlements that do not involve (A) payment by any Group Company of monetary damages in excess of $1,000,000 on or after the Closing Date, (B) any material non-monetary, injunctive or equitable relief applicable to the Business or any Group Company (other than confidentiality restrictions), or (C) the admission of any wrongdoing by any Group Company;
(xix)terminate any Business Insurance Policy or fail to keep all Business Insurance Policies, or suitable replacements therefore, in full force and effect;
(xx)acquire any material real property; or
(xxi)agree or commit to take any of the foregoing actions.

(c)Notwithstanding any provision contained in this Section 5.01 to the contrary, prior to the Closing, the Company shall be permitted to cause the Group Companies to (i) dividend, distribute or otherwise pay to the Company or any of its Subsidiaries any cash of such Group Company prior to the Closing, including through share repurchases or capital reduction arrangements in non-U.S. jurisdictions (but excluding, for the avoidance of doubt, any non-cash dividends or distributions) (which, if effected after 12:01am (New York time) on the Closing Date shall be deemed to have occurred prior to 12:01am (New York time) for purposes of Article II), (ii) settle Intercompany Amounts and make capital increases in connection therewith, (iii) enter into Contracts in connection with any of the foregoing, and (iv) effect the French Mergers.
(d)Nothing contained in this Agreement shall give to Buyer, directly or indirectly, rights to control or direct the operations of the Business prior to the Closing. Prior to the Closing, the Company shall, and shall cause its Subsidiaries (including the Group Companies) to, exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the Business.
Section 5.02    Reasonable Best Efforts; Regulatory Filings and Other Actions.
(a)Buyer shall, and shall cause its Affiliates to, and, where applicable, the Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable under applicable Law to consummate the Closing as promptly as reasonably practicable and cause the satisfaction at the earliest practicable date of all of the conditions to their respective obligations to consummate the Closing. In furtherance of the foregoing, Buyer shall, and shall cause its Affiliates to, and, where applicable, the Company shall, and shall cause its Subsidiaries to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in good faith in doing, all things necessary, proper or advisable under applicable Law to make or cause to be made the registrations, declarations and filings required of such Party under the HSR Act and any Other Regulatory Approval Laws (such registrations, declarations and filings, collectively, the “Regulatory Filings”) with respect to the Transactions as promptly as reasonably practicable and advisable after the date hereof, but in any event file the Notification and Report Form under the HSR Act no later than ten (10) Business Days after the date hereof, and such initial filings from the Parties shall request early termination of any applicable waiting period under the HSR Act, and all other Regulatory Filings as promptly as reasonably practicable). Each of Buyer (on its own behalf and on behalf of its Affiliates) and the Company (on its own behalf and on behalf of its Subsidiaries) agrees (A) not to withdraw or refile any Regulatory Filing or extend any waiting period under the HSR Act or any Other Regulatory Approval Law or enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior written consent of the other Party, (B) subject to applicable Law, to furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the Transactions, (C) subject to applicable Law, to respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the U.S. Federal Trade Commission (“FTC”) or any other Governmental Entity in respect of such Regulatory Filings, this Agreement or the Transactions, (D) subject to applicable Law, to promptly notify the other Party of any material communication between that Party and the FTC, the DOJ or any other Governmental Entity in respect of any Regulatory Filings or any inquiry or Action relating to this Agreement or the transactions contemplated hereby and of any material communication received or given in connection with any Action by a private party relating to the transactions contemplated hereby, (E) subject to applicable Law, to discuss with and permit the other Party (and its counsel) to review in advance, and consider in good faith the other Party’s reasonable comments in connection with, any Regulatory Filing or communication to the FTC, the DOJ or any other Governmental Entity or, in connection with any Action by a private party to any other Person, relating to any Regulatory Filing or inquiry or Action relating to this Agreement, or the Transactions, (F) subject to applicable Law, to not participate or agree to participate in any substantive meeting, telephone call or discussion with the FTC, the DOJ or any other Governmental Entity in respect of any Regulatory Filing, investigation or inquiry relating to this Agreement or the Transactions without consulting with the other Party in advance and, to the extent not prohibited by such Governmental Entity, giving the other Party the opportunity to attend and participate in such meeting, telephone call or discussion, (G) subject to applicable Law, to promptly furnish the other Party with copies of all correspondence, filings and communications between them and their Affiliates, on the one hand, and the FTC, the DOJ or any other Governmental Entity or members of their respective staffs, on the other hand, with respect to any Regulatory Filing, inquiry or Action relating to this Agreement or the Transactions, and (H) subject to applicable Law, to act in good faith and reasonably cooperate with the other Party in connection with any Regulatory Filings and in connection with resolving any investigation or inquiry of any such agency or other Governmental Entity under the HSR Act or any other Law with respect to any such Regulatory Filing, this Agreement or the Transactions. The Parties may, as they deem advisable, designate any competitively sensitive materials provided to the other party pursuant to this Section 5.02 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the disclosing Party. The Parties hereto agree to treat information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.02 in a manner so as to preserve the applicable privilege. Any filing fees associated with any Regulatory Filing shall be paid by Buyer.
(b)In furtherance and not in limitation of the foregoing, Buyer shall take, and shall cause its Affiliates (and solely with respect to the French Investment Approval, the Equity Financing Source Managing Entities) to take, any and all steps necessary or desirable to (i) resolve, avoid or eliminate, as promptly as practicable, any and all impediments or objections that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby under any Law, and (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any Order that would prevent, prohibit, restrict or delay the consummation of the Transactions, in each case so as to enable the Parties hereto to consummate the Closing promptly and expeditiously after the date hereof; provided, that, solely with respect to the French Investment Approval, in no event shall (i) Buyer and its Affiliates (ignoring for this purpose the proviso to the definition thereof) (as well as the Equity Financing Source Managing Entities) be required to take or commit or agree to take (or cause the Group Companies from and after the Closing to take or commit or agree to take) any action (or refrain from taking any action) that would reasonably be expected to have a material impact on the operations of the Business as conducted today (it being acknowledged and agreed that any requirement set forth in the French Commitment Letter shall be deemed to have no impact on the operations of the Business as conducted today and shall not be taken into account in determining whether an action will reasonably be expected to have a material impact on the operations of the Business as conducted today) or (ii) any Equity Financing Source Managing Entity be required to make any undertakings with respect to itself or any of its Affiliates (ignoring for this purpose the proviso to the definition thereof) or portfolio companies (and for the avoidance of doubt, no obligation of the Equity Financing Sources Managing Entities to make any undertaking to commit capital or provide funding to the Buyer, its controlled Affiliates, the Business or the Group Companies or any other Person) other than undertakings solely regarding the ownership, management or control of Buyer, its controlled Affiliates, the Business and the Group Companies (it being acknowledged and agreed that any requirement set forth in the French Commitment Letter shall be deemed to relate to the ownership, management or control of Buyer, its controlled Affiliates, the Business and the Group Companies). In furtherance of and not in limitation of the foregoing, Buyer shall propose, negotiate, commit to and effect, as promptly as practicable after the date hereof, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition or license, and otherwise take or commit to take any and all actions that after the Closing Date would limit Buyer’s and its Affiliates’ (and solely with respect to the French Investment Approval, the Equity Financing Source Managing Entities’) freedom of action, ownership or control with respect to, or its or their ability to retain, one or more of the assets, properties, businesses, product lines or services of Buyer or its Affiliates, the Business, the Group Companies or any interest or interests therein; provided, that, solely with respect to the French Investment Approval, in no event shall (i) Buyer and its Affiliates (ignoring for this purpose the proviso to the definition thereof) (as well as the Equity Financing Source Managing Entities) be required to take or commit or agree to take (or cause the Group Companies from and after the Closing to take or commit or agree to take) any action (or refrain from any action) that would reasonably be expected to have a material impact on the operations of the Business as conducted today (it being acknowledged and agreed that any requirement set forth in the French Commitment Letter shall be deemed to have no impact on the operations of the Business as conducted today and shall not be taken into account in determining whether an action will reasonably be expected to have a material impact on the operations of the Business as conducted today) or (ii) any Equity Financing Source Managing Entity be required to make any undertakings with respect to itself or any of its Affiliates (ignoring for this purpose the proviso to the definition thereof) or portfolio companies (and for the avoidance of doubt, no obligation of any Equity Financing Sources Managing Entity to make any undertaking to commit capital or provide funding to Buyer, its controlled Affiliates, the Business or the Group Companies or any other Person) other than undertakings solely regarding the ownership, management or control of Buyer, its controlled Affiliates, the Business and the Group Companies (it being acknowledged and agreed that any requirement set forth in the French Commitment Letter shall be deemed to relate to the ownership, management or control of Buyer, its controlled Affiliates, the Business and the Group Companies). In addition, Buyer shall defend, and shall cause its Affiliates to defend, through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated, lifted, reversed, overturned or terminated, any Order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Closing, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action.
(c)Buyer shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or Equity Interests in, or by any other manner, any Person or portion or business thereof, or otherwise acquire or agree to acquire any assets or Equity Interests, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Mandatory Regulatory Approval, (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby, or (iii) materially delay the consummation of the Closing.
Section 5.03    Third Party Approvals. Except with respect to the Mandatory Regulatory Approvals which are addressed by the provisions of Section 5.02, subject to the terms and conditions of this Agreement, prior to the earlier of (a) the Closing, and (b) the termination of this Agreement in accordance with its terms, each of Buyer and the Company shall, and shall cause their respective Subsidiaries and Affiliates to, use reasonable best efforts to obtain all Third Party Approvals necessary to (i) consummate the Restructuring and the sale and purchase of the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Company Loan Rights and the Cathcart Real Estate Assets, and the assumption of the Assumed Liabilities, in each case as contemplated by this Agreement, (ii) transfer and assign the rights under Contracts to which any Group Company is a party or would be a party after giving effect to the Restructuring, and (iii) transfer, reissue or obtain any Permits required to be transferred, reissued or obtained as a result of or in furtherance of the Restructuring and the sale and purchase of the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the Cathcart Real Estate Assets and the JV Company Loan

Rights, and the assumption of the Assumed Liabilities. Notwithstanding the foregoing, except with respect to (A) the obligations of Buyer and its Subsidiaries with respect to the Mandatory Regulatory Approvals which are addressed by the provisions of Section 5.02, (B) Third Party Approvals necessary to effect the Restructuring, the costs and expenses of which shall be borne by the Company and (C) any costs, expenses or fees arising from or under a Buyer Replacement Contract, or in connection with the arrangements thereto described in Section 5.06, none of the Company or any of its Subsidiaries, nor Buyer or its Affiliates, shall be required to incur any Liabilities or provide any financial accommodation in order to obtain any Third Party Approval.
Section 5.04    Pre-Closing Access to Information.
(a)From the date hereof until the earlier of the Closing or the termination of this Agreement, upon reasonable advance notice, the Company shall, and shall cause its Subsidiaries to, (i) afford Buyer, its Representatives and the Debt Financing Sources (but only to the extent, in the case of the Debt Financing Sources, required in connection with the provision of the Debt Financing) reasonable access for the sole purpose of allowing Buyer to successfully transition the Business, during normal business hours and without undue interruption of the Company’s or any of its Affiliates’ normal operations of their respective business, including the Business, to all of the employees, properties, books, contracts, data and records relating to the Business, (ii) in connection with the transition of the Business, use commercially reasonable efforts to facilitate, if reasonably requested by Buyer, periodic meetings (to occur no more frequently than once per calendar month) between Buyer and its Representatives and senior management of the Business (during normal business hours and without undue interruption of the Company’s or any of its Affiliates’ normal operations; provided, that, for the avoidance of doubt, no meeting between Buyer or any of its Representatives and senior management of the Business shall occur unless a representative of the Company is present at such meeting or the Company otherwise consents in writing to such meeting proceeding without a Company representative to review monthly financial performance, capital expenditures and other operating metrics of the Business, and (iii) furnish, at Buyer’s expense, Buyer, its accountants, legal counsel, the Debt Financing Sources (but only to the extent, in the case of the Debt Financing Sources, required in connection with the provision of the Debt Financing) and other Representatives during such period all such information concerning the affairs of the Business as Buyer may reasonably request; provided, that this Section 5.04(a) shall not require the Company to provide Buyer or any of its Affiliates or any of their respective Representatives with access to any document, communication or information (x) related to the Transactions, the sale process with respect to the Business or the possible sale of the Business, (y) that the Company believes in good faith to be covered by any attorney-client work product or similar privilege or the subject of a confidentiality agreement, or (z) the disclosure of which is prohibited by applicable Law or Order (provided that the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such document, communication or information in a manner that does not result in a waiver of such privilege or a violation of such agreement, Law or Order); provided, further, that this Section 5.04(a) shall not entitle Buyer or its accountants, legal counsel or other Representatives to contact any third party doing business with the Business without the Company’s prior written consent. No investigation pursuant to this Section 5.04(a) shall affect or be deemed to modify any representation or warranty made by the Company hereunder. All requests for information made pursuant to this Section 5.04(a) shall be directed in writing to an executive officer of the Company or such Person as may be designated by the Company’s executive officers, with a copy of each such request to the General Counsel of the Company. All such information shall be governed by the terms and conditions of Section 5.15.
(b)Notwithstanding the foregoing access and inspection rights set forth in Section 5.04(a), the provisions of Section 5.04(a) shall neither (i) provide Buyer or any of its Representatives with access or inspection rights with respect to: (A) personnel records of the Business Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information which in the Company’s opinion is sensitive or the disclosure of which could subject the Company or any of its Subsidiaries or any of their respective Representatives to risk of Liability; (B) any real property of the Company or any of its Subsidiaries for purposes of conducting any environmental sampling or testing of any environmental media (including soil, sediment, groundwater, soil vapor, ambient air, and building material); (C) any information to the extent primarily relating to the Retained Business; or (D) any Tax Return of the Company or any of its Subsidiaries, or any work papers related thereto (including any Seller Group Tax Return and any pro forma Tax Return used to create any such Seller Group Tax Return), provided, however, that at Buyer’s request, the Company will provide such excerpts of its Tax work papers as the Company reasonably determines in good faith to be relevant to the tax affairs of any Group Company, nor (ii) require the Company or any of its Subsidiaries to permit any inspection, or to disclose any information, that, in the reasonable judgment of the Company (A) relates (1) to the sale process or exploration of strategic alternatives for the Business or the Group Companies and any analyses with respect thereto, or (2) primarily to the Retained Business, or (B) would create any potential Liability under applicable Law (including under Data Protection Legislation) or violate any of its obligations with respect to confidentiality.
(c)All information received by Buyer, the Financing Sources or any of their respective Representatives and given by or on behalf of the Company in connection with this Agreement and the transactions contemplated by this Agreement will be held by Buyer and its Affiliates and Representatives as confidential information pursuant to the terms of the Confidentiality Agreement until the Closing, at which time such Confidentiality Agreement shall terminate other than with respect to information relating solely to the Retained Businesses. Buyer acknowledges that (i) any and all information provided to it by the Company or any of its Affiliates or Representatives relating solely to the Retained Businesses shall remain subject to the terms and conditions of the Confidentiality Agreement from and after Closing, and (ii) if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in all respects.
(d)From and after the date hereof and to the Closing, without the prior written consent of the Company, which consent may be withheld by the Company in its sole discretion for any reason or no reason, neither Buyer nor any of its Affiliates shall contact any Business Employees (except pursuant to Section 5.04(a)) in connection with or pertaining to any subject matter of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, including the terms and conditions of Section 5.05, without the prior written consent of the Company (such approval not to be unreasonably withheld, conditioned or delayed), prior to the Closing, Buyer shall not, and Buyer shall cause its Affiliates and Representatives not to, contact any vendors or suppliers to, or customers, subcontractors or prime contractors of, the Company or any of its Subsidiaries regarding the Group Companies, the Business, this Agreement, the Transaction Documents or the Transactions (excluding, for the avoidance of doubt, any contact that is unrelated to this Agreement, any other Transaction Document or the Transactions and in the ordinary course of business consistent with past practice). In no event shall Buyer (and Buyer shall cause its Affiliates and Representatives not to) contact any employees, vendors or suppliers to, or customers, subcontractors or prime contractors of, the Company or any of its Subsidiaries about the Retained Business (excluding, for the avoidance of doubt, any contact that is unrelated to this Agreement, any other Transaction Document or the Transactions and in the ordinary course of business consistent with past practice).
Section 5.05    Publicity. The initial press release regarding this Agreement and the Transactions shall be a joint press release in a form to be agreed by Buyer and the Company. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each of Buyer and the Company shall consult with the other Party before issuing (or before their respective Affiliates issue) any press release or public statement with respect to the Transactions and shall not issue, and shall cause their respective Affiliates not to issue, any such press release or public statement prior to such consultation. In addition to the foregoing, neither the Company nor Buyer shall issue, and each of the Company and Buyer shall cause their Affiliates not to issue, any press release or otherwise make any public statement or disclosure concerning the other applicable Party or the other applicable Party’s business, financial condition or results of operations, to the extent not previously disclosed, without the consent of such other applicable Party, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing herein shall prevent Buyer or any of its Affiliates that are a private equity or other investment fund from making ordinary course communications regarding this Agreement, the other Transaction Documents and the Transactions (including the key economic terms of the Transactions and the Group Companies and the Business, including its performance and improvements) to its current or prospective general and limited partners, equity holders, members, managers and investors, in each case, who are subject to customary confidentiality obligations.
Section 5.06    Shared Corporate Contracts.
(a)Buyer and the Company acknowledge and agree that the Shared Corporate Contracts relate to both the Business and the Retained Business and will be retained by the Company and its Subsidiaries (excluding the Group Companies) following the Closing. To the extent requested by Buyer in writing prior to the Closing, the Parties shall, and shall cause their respective Subsidiaries to, during the period prior to the Closing and through the termination of all services under the Transition Services Agreement, cooperate in good faith and use their commercially reasonable efforts to facilitate securing separate Contracts for the Group Companies (taking into account changes in volume and similar pricing metrics, as well as the needs of Buyer and its Subsidiaries) with respect to services provided under such Shared Corporate Contracts prior to the Closing (the “Buyer Replacement Contracts”). Buyer shall be solely responsible for any costs, expenses or fees arising from or under a Buyer Replacement Contract, or in connection with any arrangement with respect thereto described in this Section 5.06 up to an aggregate amount of $250,000. None of the Company or any of its Subsidiaries shall be required to commence any litigation or offer to grant any material accommodation (financial or otherwise) to any counterparty to any Shared Corporate Contract in furtherance of its obligations under this Section 5.06.
(b)If Buyer and the Company are not able to obtain a requested Buyer Replacement Contract prior to the Closing, then, following the Closing until the date of the termination of all services under the Transition Services Agreement or the earlier date on which such Buyer Replacement Contract is obtained, to the extent permissible under applicable Law and under the terms of the applicable Shared Corporate Contract, (i) at the sole cost and expense of Buyer, the Company or the applicable Subsidiary of the Company shall continue to perform the obligations under such Shared Corporate Contract relating to the operations of the Business, (ii) Buyer and its Subsidiaries shall take all such actions necessary, or reasonably requested by the Company or any of its Subsidiaries, to facilitate performance of the obligations under such Shared Corporate Contract relating to the business and operations of the Business, (iii) the Company or the applicable Subsidiary of the Company shall hold in trust for the benefit of Buyer, and shall promptly forward to Buyer, any monies or other benefits received pursuant to such Shared Corporate Contract relating to the Business, and (iv) each of Buyer and the Company shall use their respective commercially reasonable efforts to institute alternative arrangements intended to put Buyer and the Company in a substantially similar economic position as if such Shared Corporate Contract had been replaced by a Buyer Replacement Contract. Buyer shall be solely responsible for replacing any Shared Corporate Contracts to the extent a Buyer Replacement Contract is not obtained pursuant to the terms of this Section 5.06. In the event the Company or any of its Subsidiaries continue to perform the obligations under a Shared Corporate Contract pursuant to this Section 5.06(b), unless such performance is pursuant to the Transition Services Agreement, which performance shall be governed by the terms and conditions of such agreement, Buyer shall pay, and fully indemnify and hold harmless the Company and its Subsidiaries in respect of all costs, expenses, fees or other Liabilities owed pursuant to, under or relating to such Shared Corporate Contract relating to the business and operations of the Business during the time the Company or any of its Subsidiaries are performing such obligations. In determining any such costs, expenses, fees or other Liabilities pursuant to, under or relating to a given Shared Corporate Contract, such costs, expenses, fees or other Liabilities shall, unless otherwise allocated pursuant to the Transition Services Agreement, be allocated from time to time between the Company and its Subsidiaries, on the one hand, and Buyer and its Subsidiaries, on the other hand, as the case may be, based on the relative proportions of total benefits received (to the extent the Liabilities relate to a specific period, over such period, and otherwise over the term of the applicable Shared Corporate Contract, measured up to the date of the allocation, without duplication) by the Company and its Subsidiaries, on the one hand, or Buyer and its Subsidiaries (including the Group Companies), on the other hand, under the relevant Shared Corporate Contract.
(c)For purposes hereof, “Shared Corporate Contract” means any Contract to which the Company or any of its Subsidiaries (excluding the Group Companies) is a party with any non-Affiliated third party and which (a) benefits both the Business and the Retained Business, (b) is a Contract to which, as of the date hereof, one or more Group Companies and one or more Excluded Subsidiaries are party thereto, and (c) pursuant to which the Business, in the aggregate, purchased goods or services from such non-Affiliated third party in excess of $2,000,000 in the fiscal year ended December 31, 2018. For the avoidance of doubt, for purposes of this Agreement the definition of “Shared Corporate Contract” shall exclude: (A) Employee Plans, (B) insurance policies, (C) indebtedness for borrowed money, (D) obligations evidenced by notes, bonds, debentures or similar instruments, (E) interest rate, currency or commodity derivatives or hedging instruments or transactions, (F) guarantees, letters of credit, surety bonds, performance bonds, or similar obligations, (G) Permits, (H) the Group Company Real Property Leases, (I) other corporate-level services provided by the Company and its Subsidiaries (excluding the Group Companies), on the one hand, to the Business, on the other hand, or any service addressed in the Transition Services Agreement, (J) Contracts to be entered into in connection with the build-out of the Business Infrastructure, and (K) Contracts to be assigned to a Group Company as part of the Restructuring.
Section 5.07    Credit and Support Obligations; Business Guarantees.
(a)Buyer shall use its reasonable best efforts to replace each Business Guarantee and obtain from the respective beneficiary thereof, in form and substance reasonably satisfactory to the Company, on or before the Closing, valid and binding full and unconditional releases of the Company and its Subsidiaries (other than the Group Companies), as applicable, from any Liability, whether arising before, on or after the Closing Date, under such Business Guarantee effective as of the Closing. In furtherance of the foregoing, Buyer shall (i) provide substitute guarantees with terms and conditions that are at least as favorable to the counterparty as the terms of the applicable Business Guarantees, and (ii) furnish such letters of credit, institute such escrow arrangements, post such surety or performance bonds or make such other arrangements as the counterparty may reasonably request (and in each case on terms and conditions that are at least as favorable to the counterparty as the terms of the applicable Business Guarantee). In respect of any Business Guarantee that is a letter of credit, Buyer shall use its reasonable best efforts to (A) cause the applicable beneficiary to accept a replacement or additional/substitute letter of credit issued by an existing or new financial institution for the account of Buyer, (B) cause such existing letter of credit to be “rolled” into a new financing agreement of Buyer (or one of its Subsidiaries) and the existing letter of credit issuer while releasing the Company and its Subsidiaries with respect to any obligation or Liability thereto, and/or (C) provide cash or other collateral or a letter of credit or other credit back-stop (including assignments thereof) in the full amount of such letter of credit for the benefit of the Company or its applicable Subsidiary and the bank or financial institution issuing such letter of credit. Buyer acknowledges and agrees that it shall be solely responsible for ensuring that any credit support provided pursuant to this Section 5.07 satisfies all of the credit support provisions of the applicable Contract, Law or Permit to which it relates. The Company will, and will cause its Subsidiaries to (at no cost to any of them), reasonably cooperate with Buyer (subject to the provisions of Section 5.07(e)) in connection with the performance of Buyer’s obligations under this Section 5.07(a). For the avoidance of doubt, it is specifically acknowledged and agreed by the Parties that neither the Company nor any of its Subsidiaries shall be obligated to incur, pay, reimburse any cost or expense or take on any Liability in order to replace the Business Guarantees.
(b)If any Business Guarantee has not been released as of the Closing, the Closing will proceed and each Party shall take any and all actions reasonably necessary to, at the Closing, transfer and assign to Buyer (or one of Buyer’s Subsidiaries) any such Business Guarantee that is assignable or transferable. From and after the Closing, Buyer shall, and shall cause its Subsidiaries to, (i) use their respective reasonable best efforts to as promptly as possible replace each Business Guarantee and obtain from the respective beneficiary thereof, in form and substance reasonably satisfactory to the Company, valid and binding full and unconditional releases of the Company and its Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under such Business Guarantee, effective as of the Closing, including by continuing to undertake all actions required pursuant to Section 5.07(a), and (ii) not effect any amendments or modifications or any other changes to, or assign, authorize or transfer to a third party, any Contracts, Permits or obligations to which any of the Business Guarantees relate, or otherwise take any action that would reasonably be expected to materially increase, extend or accelerate the Liability of the Company or any of its Subsidiaries under, any Business Guarantee, without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company will, and will cause its Subsidiaries to (at no cost to any of them), reasonably cooperate with Buyer in connection with the performance of Buyer’s obligations under clause (i) of this Section 5.07(b).
(c)Buyer shall indemnify and hold harmless the Company and its Subsidiaries from and after the Closing for any Losses arising out of or relating to any Business Guarantees (including prompt reimbursement following demand therefor with respect to (i) any out-of-pocket cost to the Company or any of its Subsidiaries of maintaining such Business Guarantee, and (ii) any demand or draw upon, or withdrawal from, any Business Guarantee) up to the amount of the Business Guarantee pursuant to which such Loss is arising or relating. To the extent that any Business Guarantee has any performance obligations from and after the Closing, Buyer (or one of Buyer’s Subsidiaries) shall upon the Company’s request (A) perform such obligations to the maximum extent practicable, or (B) otherwise take such actions as may be requested from time to time by the Company so as to put the Company and its Subsidiaries in the same position as if Buyer had performed or was performing such obligations; provided, that, in no event shall the cost to Buyer of performing such obligations exceed the cost to the Company with respect to such Business Guarantee.
(d)The Parties shall cooperate, and each shall use its reasonable best efforts, to cause the beneficiary or beneficiaries of each Business Guarantee to (i) remit any cash and cash equivalents (including any interest payable thereon) to the Company or its applicable Subsidiary held under any escrow or cash collateral arrangement that is a Business Guarantee promptly following the replacement of such escrow or cash collateral arrangement pursuant to this Section 5.07, and (ii) terminate, surrender and redeliver to the Company or its applicable Subsidiary each original copy of the applicable Business Guarantee.
(e)In connection with the Company’s stated obligation to cooperate, and to cause its Subsidiaries to cooperate, with Buyer under this Section 5.07 relating to Business Guarantees, neither the Company nor any of its Subsidiaries shall in any event be required to (i) provide any assistance that (A) is not requested by Buyer, or (B) shall unreasonably interfere with its business operations, (ii) waive or amend any terms of this Agreement, agree to incur any debt obligation (contingent or otherwise), or pay any fees or reimburse any expenses for which it has not received prior reimbursement or is not otherwise indemnified in a reasonably acceptable manner by or on behalf of Buyer, (iii) provide any information the disclosure of which is prohibited or restricted under applicable Law or is Privileged Information, or (iv) take any action that will conflict with or violate its Organizational Documents or any applicable Laws or would result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party (other than any Business Guarantee which is otherwise being amended or waived in a manner otherwise in compliance with this Section 5.07).
(f)For purposes of this Agreement, “Business Guarantee” means any guarantees (including bank guarantees), corporate or parent company guarantees, letters of credit, letters of comfort, escrows, bonds (including both bid and performance bonds), sureties, security agreements and other credit support or assurances, certificates of insurance and insurance endorsements however styled that provide third parties access to insurance as an “additional insured” or “named insured,” provided by the Company or any of its Subsidiaries (other than the Group Companies) in support of any obligation of, or related to, the Business.
Section 5.08    Affiliate Arrangements; Intercompany Amounts.
(a)Except (i) as contemplated by this Agreement and the other Transaction Documents, or (ii) as otherwise set forth in Section 5.08(a) of the Company Disclosure Letter, Buyer acknowledges and agrees that all Contracts, arrangements or understandings solely between the Company or any of its Subsidiaries (other than the Group Companies), on the one hand, and a Group Company (after giving effect to the Restructuring), on the other hand, and all rights and obligations of the Group Companies under Contracts with respect thereto, will be terminated at or prior to the Closing, with no further Liability of the Company or any of its Subsidiaries (including the Group Companies) with respect thereto.
The Company shall cause all Intercompany Amounts to be eliminated by either settlement or discharge as appropriate or applicable or otherwise terminated in their entirety effective on or prior to the Closing with no further Liability of the Company or any of its Subsidiaries.
Section 5.09    Resignations. Unless otherwise requested by Buyer in writing no later than the tenth (10th) Business Day prior to the Closing, the Company shall use its reasonable best efforts to cause each officer or director of each Group Company, other than individuals who will continue to act as full time employees of the Group Companies after the Closing and directors representing works councils or labor unions, to resign in such capacity(ies), with such resignations to be effective as of the Closing.
Section 5.10    Insurance. Buyer acknowledges and agrees that, except for the Group Company Insurance Policies, (a) all other policies and insurance coverage maintained on behalf of the Business are part of the corporate insurance program maintained by the Company and its Subsidiaries, and such coverage will not be available or transferred to Buyer, (b) that the Group Companies, from and after the Closing, shall cease to be insured by the Company’s insurance policies or by its self-insured programs, and (c) from and after the Closing, Buyer shall be responsible for securing all insurance it deems appropriate for its operation of the Business. Except as provided in this Section 5.10, neither the Company nor any Excluded Subsidiary shall have any obligation to Buyer or any Group Company with respect to or under, and no claims may be brought by Buyer or any Group Company against or under, any policies and insurance coverage maintained by the Company or any of the Excluded Subsidiaries; provided, that, from and after the Closing, the Company shall use its commercially reasonable efforts to, at Buyer’s cost and expense, (i) direct any carriers under the occurrence-based insurance policies of the Company and its Subsidiaries (other than the Group Companies) set forth in Section 5.10 of the Company Disclosure Letter (“Occurrence Based Policies”) to continue to make any insurance coverage to the extent available thereunder available to the applicable Group Companies following the Closing Date for claims arising out of occurrences arising out of the conduct of the Business prior to the Closing Date (solely to the extent not covered by the policies of Buyer or its Affiliates), (ii) direct any carriers under any claims-made insurance policies of the Company and its Subsidiaries (other than the Group Companies) set forth in Section 5.10 of the Company Disclosure Letter (“Claims Based Policies”) to continue to process any claims made thereunder by any Group Company, to the extent such claims were made prior to the Closing Date and (iii) reasonably cooperate with Buyer with respect to any claims arising from acts, occurrences or Losses occurring prior to the Closing for which claims are being made under any Business Insurance Policy (other than the Group Company Insurance Policies); provided, however, that, in connection with clauses (i), (ii) and (iii), neither the Company nor any of its Subsidiaries shall have any obligation to pay any additional premiums or other amount under any Occurrence Based Policies or Claims Based Policies or otherwise unless Buyer pays or indemnifies the Company for such amounts; provided, further, that deductibles, self-insured retentions, claims handling fees or any other amounts payable under any such Occurrence Based Policies or Claims Based Policies shall be shared equitably between the Company and Buyer relative to claims made by Buyer against such policies pursuant to this Section 5.10 (and, for the avoidance of doubt, with respect to those Occurrence Based Policies or Claims Based Policies set forth on Section 5.10(i) of the Company Disclosure Letter, Buyer shall be solely responsible for all applicable deductibles, self-insured retentions, claims handling fees and other amounts (including any such amounts imposed on the Company or its Subsidiaries) relating to any claims made by Buyer with respect to such Occurrence Based Policies or Claims Based Policies). Following the Closing Date, upon Buyer’s reasonable request and at Buyer’s cost and expense, the Company shall reasonably cooperate with and assist Buyer in issuing notices of such claims under the Occurrence Based Policies and Claims Based Policies, presenting such claims for payment and collecting insurance proceeds related thereto.
Section 5.11    Waiver; Release.
(a)Effective as of the Closing, Buyer, for itself and its Affiliates (including, following the Closing, the Group Companies) and their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (solely in their capacity as such) (each a “Buyer Releasor”), hereby fully and irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any of the Buyer Releasors has, might have or might assert now or in the future, against the Company or any of its Subsidiaries (other than the Group Companies) or any of their respective successors, assigns, Representatives or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Company Releasee”) to the extent arising out of, based upon, or resulting from the Business, the Group Companies, the Cathcart Real Estate Assets, the JV Company Loan Rights or the Assumed Liabilities, including the ownership, operation or existence thereof; provided, that, notwithstanding the foregoing, nothing contained in this Section 5.11(a) shall release, discharge, waive, or relinquish the rights or obligations of the Buyer Releasors or the Company Releasees (i) for actual, knowing and intentional fraud, (ii) under the terms of this Agreement, any Positioning Document (as defined in the Company Disclosure Letter) or Transaction Document or any agreements, arrangements or understandings contemplated by any of the foregoing or any Contract that includes a third party and (iii) any claims by officers, directors or employees of the Group Companies or any other Business Employee, in respect of their employment (or similar) arrangements with the Company and its Subsidiaries prior to the Closing. Buyer hereby agrees to indemnify and hold harmless each of the Company Releasees from and against, and in respect of all Losses, incurred by or on behalf of such Company Releasee as a result of violation of this Section 5.11(a) by a Buyer Releasor.
(b)Buyer acknowledges and agrees that the agreements contained in Section 5.11(a) are an integral part of the transactions contemplated by this Agreement and that, without such agreements, the Company would not enter into this Agreement.

(c)Effective as of the Closing, the Company, for itself and its Affiliates and their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (solely in their capacity as such) (each a “Company Releasor”), hereby fully and irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any of Company Releasors has, might have or might assert now or in the future, against Buyer or any of its Subsidiaries or any of their respective successors, assigns, Representatives or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Buyer Releasee”) to the extent arising out of, based upon, or resulting from the Business, the Group Companies, the Cathcart Real Estate Assets, the JV Company Loan Rights or the Assumed Liabilities, including the ownership, operation or existence thereof arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing; provided, that, notwithstanding the foregoing, nothing contained in this Section 5.11(c) shall release, discharge, waive, or relinquish the rights or obligations of Company Releasors or Buyer Releasees (i) for actual, knowing and intentional fraud, or (ii) under the terms of this Agreement, any Positioning Document or Transaction Document or any agreements, arrangements or understandings contemplated by any of the foregoing or any Contract that includes a third party. The Company hereby agrees to indemnify and hold harmless each of the Buyer Releasees from and against, and in respect of all Losses, incurred by or on behalf of such Buyer Releasee as a result of violation of this Section 5.11(c) by a Company Releasor.
(d)The Company acknowledges and agrees that the agreements contained in Section 5.11(c) are an integral part of the transactions contemplated by this Agreement and that, without such agreements, Buyer would not enter into this Agreement.
Section 5.12    Company Marks.
(a)Buyer acknowledges and agrees that (i) as between the Company and Buyer, the Company exclusively owns all Trademarks consisting of or incorporating “SPX,” “SPX FLOW,” “SPX FLOW TECHNOLOGY” and all variations and derivatives thereof, including all registrations and applications for registration thereof (collectively, the “Company Marks”), (ii) as of the Closing Date, any and all right of the Group Companies to use the Company Marks terminates, except as expressly set forth in this Section 5.12, (iii) Buyer and its Affiliates (including, as of the Closing Date, the Group Companies) have no rights, and are not acquiring any rights, to use the Company Marks after the Closing Date, except as expressly set forth in this Section 5.12; and (iv) any rights in the Company Marks granted to Buyer and its Affiliates (including, as of the Closing Date, the Group Companies) pursuant to this Section 5.12 are granted on an as-is, where-is basis.
(b)Reasonably promptly following the Closing Date, but no later than thirty (30) days thereafter, Buyer shall cause each applicable Group Company to (i) file amended articles of incorporation (or equivalent organizational documents) with the appropriate Governmental Entities changing its corporate name, “doing business as” name, trade name and any other similar corporate identifier (each, a “Corporate Name”) to a Corporate Name that does not contain any Company Mark, and (ii) provide the Company with any additional information, documents and materials that the Company may reasonably request to evidence those filings.
(c)Following the Closing Date, the Group Companies may continue to use and display the Company Marks, solely for the applicable time periods (collectively, the “Transition Period”) and solely for the applicable purposes set forth below:

(i)for six (6) months after the Closing Date, (the “Stock Transition Period”), the Group Companies may use and distribute all of their signage, business cards, letterhead, invoice forms, purchase orders or similar forms, advertising, sales, marketing and promotional materials, store displays, equipment markings, digital displays and other online materials, and other documents and materials containing or bearing any Company Mark, in each case in stock as of the Closing Date (“Existing Stock”) in connection with the continued operation of the Business during the Stock Transition Period solely in a manner consistent with the operation thereof immediately prior to the Closing Date;
(ii)for one (1) year after the Closing Date (the “Inventory Transition Period”), the Group Companies may (x) use, distribute and otherwise commercialize all of their existing inventory, including packaging therefor, to the extent any Company Marks are affixed thereto (“Existing Inventory”), and (y) produce, distribute and otherwise commercialize new inventory for the Business products, solely to the extent the Company Marks are embedded in the product molds or otherwise used in the course of the manufacturing process for such products (“New Inventory”), in each case, in connection with the continued operation of the Business during the Inventory Transition Period solely in a manner consistent with the operation thereof immediately prior to the Closing Date; provided, that where the Group Companies have made commercially reasonable efforts to deplete any Existing Inventory or New Inventory prior to the end of the Inventory Transition Period, the Inventory Transition Period shall be deemed extended solely to the extent of additional periods of time required to sell-off any Existing Inventory or New Inventory that bear any of the Company Marks in the ordinary course of business, without alteration to or destruction of such inventory; and
(iii)for one (1) year following the Closing Date (or such longer time period as may be required to obtain any landlord consents required therefor, provided that Buyer shall use commercially reasonable efforts to obtain such consents as soon as practicable), the Group Companies may use the Company Marks on building signage that contains, bears, displays or uses any Company Marks as of the Closing Date (“Signage”).
(d)Buyer shall cause the Group Companies to use commercially reasonable efforts to (i) remove or obliterate all Company Marks from the remaining Existing Stock, Existing Inventory, New Inventory and Signage, or (ii) cease using and distributing the Existing Stock, Existing Inventory, New Inventory and Signage, in each case, no later than the last day of the applicable Transition Period, except as otherwise permitted by this Section 5.12.
(e)Buyer shall ensure that the Group Companies (i) use the Company Marks only in a form and manner consistent with, and in connection with goods and services of a level of quality equal to or greater than the quality of goods and services offered in connection with, the use thereof immediately prior to the Closing Date, and (ii) comply with all applicable Laws in connection with their use and distribution of the Company Marks, Existing Stock, Existing Inventory, New Inventory and Signage. Any and all goodwill arising from the Group Companies’ use of the Company Marks shall inure solely to the Company’s benefit.
(f)Buyer and its Affiliates (including, as of the Closing Date, the Group Companies) shall not, and shall not request any other Person to: (i) use any Company Mark in any manner, or engage in any act or omission, that could reasonably be expected to tarnish, degrade, disparage, or reflect adversely on a Company Mark or the Company’s or its Affiliates’ business or reputation, or that could reasonably be expected to dilute or otherwise harm the value, reputation, or distinctiveness of or the Company’s goodwill in any Company Mark; or (ii) register or file any application to register in any jurisdiction any Trademark that consists of, incorporates or is confusingly similar to any Company Mark.
(g)The Group Companies may not use the Company Marks after the expiration of the applicable Transition Period, except as otherwise permitted by this Section 5.12, and except that the Group

Companies may at all times thereafter following the Closing Date (i) retain, solely for their internal business purposes, records, and other historical or archived documents containing or referencing the Company Marks, (ii) describe the Transactions as a factual matter without the use of any logos or stylized marks included in the Company Marks, subject to any applicable confidentiality, publicity or similar provisions herein, and (iii) make any use of any Company Mark to the extent required under applicable Law or constituting “fair use”. For the avoidance of doubt, nothing herein shall require the Group Companies to transition from or cease any uses of the Company Marks in any internal or non-public-facing systems, software, archives, facilities, manuals, policies or similar documents, records or other materials, provided, that Buyer will use commercially reasonable efforts to, as promptly as practicable, cause the Group Companies to remove or obscure such uses to the extent reasonably practicable as such materials are replaced or rebranded in the ordinary course.
Section 5.13    Legal Actions; Production of Witnesses; Privileged Matters.
(a)Following the Closing, as between Buyer, the Company and each of their respective Subsidiaries and Affiliates, (i) Buyer shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions arising solely from, or primarily relating to, the Business, the Group Companies, the Transferred JV Company Equity Interests, the Assumed Cathcart Liabilities, the Cathcart Real Estate Assets, the JV Company Loan Rights and may settle or compromise, or consent to the entry of any judgment with respect to any such Action, without the consent of the Company or any of its Subsidiaries, except that Buyer shall not settle or compromise, or consent to the entry of any judgment with respect to any Action, without the written consent of the Company, where such settlement, compromise or judgment admits, acknowledges or concedes Liability, fault or responsibility on the part of the Company, any of its Subsidiaries or any of their respective Representatives or would impose injunctive or other equitable relief on the Company or any of its Subsidiaries, and (ii) the Company shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions arising solely from, or primarily relating to, the Retained Business, the Excluded Businesses, the Company and its Subsidiaries (other than the Group Companies), and may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer or any of its Subsidiaries, except that the Company shall not settle or compromise, or consent to the entry of any judgment with respect to any Action, without the written consent of Buyer, where such settlement, compromise or judgment admits, acknowledges or concedes Liability, fault or responsibility on the part of Buyer, any of its Affiliates (including any Group Company) or any of their respective Representatives or would impose injunctive or other equitable relief on Buyer or any of its Affiliates. Notwithstanding the foregoing, the Company or Buyer have the right to defend themselves in any such Action if (A) the other Party fails or refuses to diligently defend such Action, or (B) such Action involves a Governmental Entity acting in a criminal, regulatory, or administrative capacity.
(b)From and after the Closing, the Company, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries and Affiliates to, use commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Subsidiaries’) respective officers, directors, employees, agents and other Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the business of the Company prior to or after the Closing. Access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such Persons, Buyer and its Subsidiaries and the Company and its Subsidiaries, as applicable. Each of Buyer, on the one hand, and the Company, on the other hand, agrees to reimburse the other applicable Party for such Party’s reasonable, documented out-of-pocket expenses, including attorneys’ fees, but excluding officers’ or employees’ salaries, incurred by the other Party in connection with providing individuals and witnesses pursuant to this Section 5.13(b).
(c)Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with this Section 5.13. For the avoidance of doubt, no Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to Section 5.13(a) or Section 5.13(b) if the Company or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided, further, that this shall not limit in any respect any rights Buyer, the Company or any of their respective Affiliates may have with respect to discovery or the production of documents or other information in connection with any such Action, to the extent of and as such rights may be determined by a court of competent jurisdiction.
(d)Each of Buyer and the Company acknowledge and agree that their respective rights and obligations to maintain, preserve, assert or waive any attorney-client, business strategy, joint defense, common interest, and/or work product privileges belonging to either such Party with respect to the Group Companies (collectively, “Privileges”) shall be governed by the provisions of this Section 5.13(d). With respect to matters relating to the Excluded Subsidiaries or the Retained Business, and with respect to all Business Records, documents, communications or other information (collectively, “Information”) of the Company or any of its Subsidiaries prepared in connection with the drafting, negotiation or execution of this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby (including the Restructuring), the Company shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer or any of its Affiliates (“Company Controlled Privileges”). Buyer and, as of the Closing, the Group Companies, shall not knowingly and intentionally take any action without the prior written consent of the Company that is intended to result in any waiver of any Company Controlled Privilege. After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters solely relating to the Group Companies, the Transferred JV Company Equity Interests, the Cathcart Real Estate Assets, the JV Company Loan Rights, the Assumed Liabilities (except for Information prepared in connection with this Agreement, any other Transaction Document or the transactions contemplated hereby and thereby and the Company Controlled Privileges; provided, that Buyer may not assert any such Privileges of Buyer related to pre-Closing Information relating to the Group Companies, the Cathcart Real Estate Assets, the JV Company Loan Rights or the Assumed Liabilities against the Company or any of its Subsidiaries or Representatives. The rights and obligations created by this Section 5.13(d) shall apply to all Information as to which the Company or any of its Subsidiaries (including the Group Companies) would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”).
(e)Upon receipt by the Company or any of its Subsidiaries, or Buyer or any of its Subsidiaries (including, as of the Closing, the Group Companies), as the case may be, of any subpoena, discovery or other request from any Person that calls for the production or disclosure of Privileged Information of the other applicable Party or if the Company or its Subsidiaries or Buyer or its Subsidiaries (including, as of the Closing, the Group Companies), as the case may be, obtains knowledge that any current or former employee of the Company or of its Subsidiaries or Buyer or any of its Subsidiaries (including, as of the Closing, the Group Companies), has received any subpoena, discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of one or more of the other Parties, the Company or Buyer, as applicable, shall promptly notify the other applicable Party of the existence of the request and shall provide such other applicable Party a reasonable opportunity to review the subpoena, discovery or other request and to assert any rights it may have under this Section 5.13 or otherwise to prevent the production or disclosure of Privileged Information. The Company’s transfer of any Information to Buyer in accordance with this Agreement and the Company’s agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 5.13 and Section 5.15, to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by the Company or Buyer, as the case may be. The access to Information being granted pursuant to this Agreement, the agreement to provide witnesses and individuals pursuant to this Section 5.13 and the disclosure to the Parties of Privileged Information, if any, relating to the Group Companies, the Company or the Excluded Subsidiaries pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by the Company or Buyer to constitute, or otherwise deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.13 or otherwise.
Section 5.14    Retention of Business Records and Post-Closing Access.
(a)After the Closing, Buyer agrees to hold at least one copy of all of the books and records of the Business and the Group Companies relating to periods prior to the Closing (the “Group Company Books and Records”) in its possession and not to destroy or dispose of such copies for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law or Order, and, at the Company’s written request, allow the Company to take possession (at the Company’s sole cost and expense) of such Group Company Books and Records prior to destroying or disposing any such Group Company Books and Records.
(b)Subject to the terms and conditions of Section 5.15, the Company and its Subsidiaries may retain a copy of any or all of the Group Company Books and Records and any other materials included in any electronic data room or that are otherwise in the possession or under the control of the Company or its Subsidiaries relating to the conduct of the Business, the Cathcart Real Estate Assets, the Assumed Cathcart Liabilities or the Group Companies on or before the Closing Date. From and after the Closing, subject to the terms and conditions of Section 5.15, Buyer shall, and shall cause its Subsidiaries, including the Group Companies, to (i) give the Company and its Representatives reasonable access, during normal business hours; upon reasonable prior notice to the extent reasonably requested by the Company and subject to reasonable rules, regulations and requirements of Buyer and its Affiliates, to the Group Company Books and Records, and (ii) cause the employees, counsel, auditors and other Representatives of Buyer and its Subsidiaries, including the Group Companies, to cooperate with the Company and its Representatives, in each case, during normal business hours and upon reasonable prior notice to the extent reasonably requested by the Company (A) to comply with reporting, disclosure, filing or other requirements imposed on the Company or any of its Subsidiaries (including under applicable securities Laws) by any Governmental Entity, (B) to carry out its human resources functions or to establish, assume or administer its Employee Plans or payroll functions, (C) to prepare its financial statements or Tax Returns, or in order to satisfy audit, accounting or other similar requirements, (D) to defend any Action, or (E) in connection with similar legitimate business needs. Notwithstanding the foregoing, any such access shall be granted upon reasonable advance notice, during normal business hours and in a manner as not to unreasonably interfere with the conduct of the business of Buyer or any of its Subsidiaries.
(c)Without limiting the generality of the foregoing, Buyer shall use its commercially reasonable efforts to cooperate with the Company’s reasonable information requests, which for the avoidance of doubt, shall be at the Company’s cost, and subject to the limitations set forth in subsection (b) above to enable (i) the Company to meet the timetable required by applicable securities Laws for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting, and (ii) the Company’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable to the Company, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof.
(d)Notwithstanding the foregoing, the provisions of this Section 5.14 shall not (i) provide the Company or any of its Representatives with access or inspection rights with respect to: (A) personnel records of the Business Employees who become Transferred Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information which in Buyer’s opinion is sensitive or the disclosure of which could subject Buyer or any of its Subsidiaries or any of their respective Representatives to risk of Liability; or (B) any real property of Buyer or any of its Subsidiaries for purposes of conducting any environmental sampling or testing of any environmental media (including soil, sediment, groundwater, soil vapor, ambient air, and building material), and (ii) require Buyer or any of its Subsidiaries to permit any inspection, or to disclose any information, that, in the reasonable judgment of Buyer (A) relates to the acquisition process with respect to the Group Companies and any analyses with respect thereto, (B) does not relate to the Group Companies, or (C) would (1) create any potential Liability under applicable Law (including pursuant to Data Protection Legislation), (2) result in the disclosure of any trade secrets of Buyer or its Subsidiaries or of third parties or violate any of its obligations with respect to confidentiality or data protection, (3) result in the disclosure of any information referencing the valuation or the assets or business of Buyer or its Subsidiaries, (4) result in the disclosure of proprietary or competitively sensitive information or (5) would reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product privilege or other relevant legal privilege. In no event shall either Party have access to Tax Returns of the other Party that solely relate to Taxes of the other Party or any of the other Party’s Affiliates (other than the Group Companies).
(e)Notwithstanding the foregoing, nothing in this Section 5.14 shall limit in any respect any rights Buyer, the Company or any of their respective Affiliates may have with respect to discovery or the production of documents or other information in connection with any litigation, to the extent of and as such rights may be determined by a court of competent jurisdiction.
(f)After the Closing, the Company agrees to hold, or cause its Subsidiaries to hold, in an accessible form, all corporate, accounting, legal, auditing or other books and records (other than the VAT Records, as to which the terms and conditions of Section 6.10(h) shall apply instead) relating to the conduct of the Business, the Cathcart Real Estate Assets, the Assumed Cathcart Liabilities or the Group Companies prior to the Closing Date to the extent any such books and records are not Group Company Books and Records (the “Retained Books and Records”) in its possession and not to destroy or dispose of such copies for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law or Order, and, at Buyer’s written request, allow Buyer to take possession (at Buyer’s sole cost and expense) of such Retained Books and Records prior to destroying or disposing any such Retained Books and Records.
(g)From and after the Closing, subject to the terms and conditions of Section 5.15, the Company shall, and shall cause its Subsidiaries to (i) give Buyer and its Representatives reasonable access during normal business hours, upon reasonable prior notice to the extent reasonably requested by Buyer and subject to reasonable rules, regulations and requirements of the Company and its Affiliates, to the Retained Books and Records, and (ii) cause the employees, counsel, auditors and other Representatives of the Company and its Subsidiaries to cooperate with Buyer and its Representatives, in each case, during normal business hours and upon reasonable prior notice to the extent reasonably requested by Buyer (A) to comply with reporting, disclosure, filing or other requirements imposed on Buyer or any of its Subsidiaries (including under applicable securities Laws) by any Governmental Entity, (B) to carry out its human resources functions or to establish, assume or administer its Employee Plans or payroll functions, (C) to prepare its financial statements or Tax Returns, or in order to satisfy audit, accounting or other similar requirements, (D) to defend any Action, or (E) in connection with similar legitimate business needs. Notwithstanding the foregoing, any such access shall be granted upon reasonable advance notice, during normal business hours and in a manner as not to unreasonably interfere with the conduct of the business of the Company or any of its Subsidiaries.
(h)Notwithstanding the foregoing, the provisions of this Section 5.14 shall not (i) provide Buyer or any of its Representatives with access or inspection rights with respect to: (A) personnel records of employees who are not Transferred Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information which in the Company’s opinion is sensitive or the disclosure of which could subject the Company or any of its Subsidiaries or any of their respective Representatives to risk of Liability; or (B) any real property of the Company or any of its Subsidiaries for purposes of conducting any environmental sampling or testing of any environmental media (including soil, sediment, groundwater, soil vapor, ambient air, and building material), and (ii) require the Company or any of its Subsidiaries to permit any inspection, or to disclose any information, that, in the reasonable judgment of the Company (A) relates to the acquisition process with respect to the Group Companies and any analyses with respect thereto, (B) does not relate to the Group Companies, or (C) would (1) create any potential Liability under applicable Law (including pursuant to Data Protection Legislation), (2) result in the disclosure of any trade secrets of the Company or its Subsidiaries or of third parties or violate any of its obligations with respect to confidentiality or data protection, (3) result in the disclosure of any information referencing the valuation or the assets or business of the Company or its Subsidiaries, (4) result in the disclosure of proprietary or competitively sensitive information or (5) would reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product privilege or other relevant legal privilege. In no event shall either Party have access to Tax Returns of the other Party that solely relate to Taxes of the other Party or any of the other Party’s Affiliates (other than the Group Companies).
(i)Notwithstanding the foregoing, nothing in this Section 5.14 shall limit in any respect any rights Buyer, the Company or any of their respective Affiliates may have with respect to discovery or the production of documents or other information in connection with any litigation, to the extent of and as such rights may be determined by a court of competent jurisdiction.
(j)Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent that any provision of Article VI is in conflict with the terms and conditions of this Section 5.14.
Section 5.15    Confidentiality.
(a)Buyer and the Company acknowledge and agree that the Confidentiality Agreement shall remain in full force and effect until the Closing and that any Business Records, data and other information provided to Buyer or any of its Affiliates, Subsidiaries or Representatives between the date hereof or the Company or any of its Affiliates, Subsidiaries or Representatives and the Closing shall be considered Evaluation Material (as such term is defined in the Confidentiality Agreement) and afforded all protections provided therein. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate.
(b)The Company shall not, and shall cause its Representatives (other than third party Representatives, which it shall direct) and Subsidiaries not to, directly or indirectly, for a period of three (3) years after the Closing Date, without the prior written consent of Buyer (such consent to not be unreasonably withheld, conditioned or delayed), disclose to any third party (other than disclosure to or among the Company’s Representatives and Subsidiaries) or use in any manner (other than for the express purposes set forth in the Transaction Documents or any other agreement contemplated thereby, including Section 5.14 hereof) any confidential or proprietary Information primarily related to (i) the Business or (ii) Buyer or any of its Affiliates disclosed to the Company, its Subsidiaries or their respective Representatives in connection with the

Transactions; provided, that the foregoing restriction shall not (i) apply to any Information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.15(b)), or (B) independently developed by the Company or any of its Subsidiaries (other than the Group Companies) or Representatives without reference to or use of the applicable confidential or proprietary Information (other than Information relating to the Retained Business or any Excluded Subsidiary), or (ii) prohibit any use or disclosure (A) requested or required by Law or any Governmental Entity or self-regulatory authority process so long as, to the extent legally permissible and reasonably practicable, the Company provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure, (B) to comply with reporting, disclosure, filing or other requirements imposed on the Company or any of its Subsidiaries (including under applicable securities Laws) by any Governmental Entity or self-regulatory authority, (C) made in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, or (D) reasonably required to operate the Retained Business in the ordinary course. Notwithstanding anything to the contrary set forth in this Section 5.15(b), the Company and its Subsidiaries and Representatives shall be deemed to have satisfied their nondisclosure obligations hereunder with respect to confidential or proprietary Information primarily related to the Business, Buyer or its Affiliates if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar Information. Notwithstanding anything to the contrary in this Agreement, nothing herein shall prevent the Company or its Subsidiaries from disclosing or using Information used or held for use in the Retained Business.
(c)Buyer shall not, and Buyer shall cause its Representatives (other than third party Representatives, which it shall direct) and Affiliates who have actually received Information of the Company and its Subsidiaries not to, directly or indirectly, for a period of three (3) years after the Closing Date, without the prior written consent of the Company (such consent to not be unreasonably withheld, conditioned or delayed), disclose to any third party (other than disclosure to or among Buyer’s Representatives and Subsidiaries) or use in any manner (other than for the express purposes set forth in the Transaction Documents or any other agreement contemplated thereby, including Section 5.14 hereof) any confidential or proprietary Information primarily related to the Retained Business, the Company or the Excluded Subsidiaries; provided, that the foregoing restriction shall not (i) apply to any Information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.15(c)), or (B) independently developed by Buyer or any of its Subsidiaries or Representatives (other than by the Group Companies prior to the Closing) without reference to or use of the applicable confidential or proprietary Information (other than Information relating to the Business or any Group Company), or (ii) prohibit any use or disclosure (A) requested or required by Law or any Governmental Entity or self-regulatory authority process so long as, to the extent legally permissible and reasonably practicable, Buyer provides the Company with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure, (B) to comply with reporting, disclosure, filing or other requirements imposed on Buyer or any of its Subsidiaries (including under applicable securities Laws) by any Governmental Entity or self-regulatory authority, (C) made in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, or (D) reasonably required to operate the Business in the ordinary course. Notwithstanding anything to the contrary set forth in this Section 5.15(c), Buyer and its Subsidiaries and Representatives shall be deemed to have satisfied their nondisclosure obligations hereunder with respect to confidential or proprietary Information primarily related to the Retained Business, the Company or the Excluded Subsidiaries if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar Information. Notwithstanding anything to the contrary in this Agreement, nothing herein shall prevent Buyer and its Affiliates from disclosing or using Information used or held for use in the Business after the Closing.

Section 5.16    Indemnification of Directors and Officers.
(a)From and after the Closing until the sixth (6th) anniversary of the Closing Date (or such longer period as may be required to resolve any claim which arose before the sixth (6th) anniversary of the Closing Date, as applicable, the “Relevant Period”), Buyer shall not, and shall cause each Group Company not to, amend, or otherwise modify (unless such modification is required by applicable Law) in any manner that would adversely affect the rights of the applicable indemnitees, the indemnification provisions provided in the Organizational Documents of the applicable Group Companies as of the date hereof or any indemnification agreements of the Group Companies in existence on the date hereof and provided to Buyer prior to the date hereof (collectively, the “D&O Agreements”) for the individuals who, on or prior to the Closing Date, were directors, managers or officers of such Group Company (collectively, the “D&O Indemnified Parties”), as applicable, with respect to all acts or omissions by them in their capacities as such or taken at the request of such Group Company at any time prior to the Closing Date. The Parties agree that all rights of the D&O Indemnified Parties to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Closing Date pursuant to this Section 5.16(a) or any Organizational Documents as of the date hereof or the D&O Agreements shall survive the Closing Date and shall continue until the expiration of the Relevant Period. Following the Closing until the expiration of the Relevant Period, (i) such rights shall not be amended or otherwise modified in any manner that would adversely affect the rights of any D&O Indemnified Party, unless such modification is required by applicable Law, and (ii) subject to the proviso immediately below, the Company shall maintain for the Relevant Period its current policies of directors’ and officers’ liability insurance (including employment practices and fiduciary liability insurance) covering acts or omissions of the D&O Indemnified Parties occurring at or prior to the Closing (collectively, the “D&O Insurance Policies”), and the D&O Insurance Policies shall benefit the D&O Indemnified Parties who are currently covered by such D&O Insurance Policies on the same terms and scope with respect to such coverage and amount, for the Relevant Period; provided, that during the Relevant Period the Company and its Subsidiaries shall be entitled to enter into and obtain alternative policies of directors’ and officers’ liability insurance (including employment practices and fiduciary liability insurance) covering acts or omissions of the D&O Indemnified Parties occurring at or prior to the Closing (each, an “Alternative Policy” and, collectively, the “Alternative Policies”) and to terminate coverage under any existing D&O Insurance Policies so long as such any such Alternative Policy provides coverage of the D&O Indemnified Parties no less favorable than the applicable replaced D&O Insurance Policy. Following the Closing until the expiration of the Relevant Period, the Group Companies shall promptly advance and pay any expenses of any D&O Indemnified Party incurred in the defense of any Action subject to indemnification pursuant to this Section 5.16 in accordance with, and subject to the terms of, the Organizational Documents as of the date hereof or the D&O Agreements unless a D&O Indemnified Party is entitled to such advance in accordance with an applicable D&O Insurance Policy or Alternative Policy, in which case the applicable Seller Party shall advance and pay such expenses in accordance with the applicable D&O Insurance Policy. For the avoidance of doubt, Buyer shall not be obligated hereunder to obtain any directors and officers liability insurance policy with respect to the Group Companies or the D&O Indemnified Parties for any period of time prior to the Closing Date (whether in replacement of any D&O Insurance Policies or otherwise), but may obtain directors and officers liability insurance with respect to the Group Companies for periods commencing from and after the Closing Date in its sole discretion.
(b)If Buyer or any Seller Party or any of their Subsidiaries, or their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer, the Seller Parties or any of their respective Subsidiaries shall assume, as applicable, all of the obligations thereof set forth in this Section 5.16 that are applicable to such party.

(c)Buyer hereby acknowledges that one or more D&O Indemnified Parties may have certain rights to indemnification, advancement of expenses or insurance provided by the Company or any Subsidiary of the Company (excluding the Group Companies) (collectively, the “Company Indemnitors”). Buyer hereby acknowledges and agrees that (i) it and the Group Companies are the indemnitor of first resort with respect to Actions and Liabilities other than those Actions and Liabilities covered by D&O Insurance Policies (or Alternative Policies) pursuant to the terms of Section 5.16(a), and (ii) it and the Group Companies irrevocably waive, relinquish and release the Company Indemnitors from any and all claims against the Company Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Buyer agrees that no advancement or payment by the Company Indemnitors on behalf of any such D&O Indemnified Party with respect to any claim for which such D&O Indemnified Party has sought indemnification from Buyer and/or the Group Companies shall affect the foregoing and the Company Indemnitors shall have a right of contribution and/or to be subrogated to the extent of such advancement or payment to all of the rights of recovery of such D&O Indemnified Party against Buyer and the Group Companies with respect to Actions and Liabilities other than those Actions and Liabilities covered by D&O Insurance Policies (or Alternative Policies) pursuant to the terms of Section 5.16(a). Buyer and each D&O Indemnified Party agree that the Company Indemnitors are express third-party beneficiaries of the terms of this Section 5.16(c).
(d)The obligations of Buyer and the Seller Parties under this Section 5.16 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party whom this Section 5.16 applies without the consent of the affected D&O Indemnified Party. The provisions of this Section 5.16 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and such D&O Indemnified Party’s heirs and Representatives, and (ii) are in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by Contract, at Law or otherwise.
Section 5.17    Indemnification.
(a)From and after the Closing, Buyer shall indemnify and hold harmless each Company Indemnified Party from, and shall promptly defend any such Company Indemnified Party from and reimburse any such Company Indemnified Party for, any and all Liabilities or Losses imposed on, incurred by or asserted against any Company Indemnified Party, arising out of, resulting from, or relating to (i) the Business, (ii) the ownership or operation of the Group Companies and their respective Subsidiaries, properties, assets and businesses (other than the Excluded Businesses), (iii) the Cathcart Real Estate Assets, (iv) the JV Company Loan Rights, and (v) the Assumed Liabilities, in each case whether relating to periods prior to, on or after the Closing. Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with the terms and conditions of this Section 5.17.
(b)From and after the Closing, the Company shall indemnify and hold harmless each Buyer Indemnified Party from, and shall promptly defend any such Buyer Indemnified Party from and reimburse any such Buyer Indemnified Party for, any and all Liabilities or Losses imposed on, incurred by or asserted against any Buyer Indemnified Party arising out of, resulting from, or relating to the Excluded Business, including the Excluded Business Liabilities, in each case whether relating to periods prior to, on or after the Closing.
Section 5.18    Mail; Deliveries. After the Closing Date, each of the Company and its Subsidiaries, on the one hand, and Buyer and its Affiliates (including the Group Companies), on the other hand, may receive mail, packages, or other communications (including electronic communications) properly belonging to the other Party (or the other Party’s Affiliates or Subsidiaries, as applicable). Accordingly, at all times after the Closing Date, and subject to the terms and conditions of Section 5.15, each of the Company and Buyer authorizes the other Party and their respective Subsidiaries and Representatives to receive and open all mail, packages, and other communications received by it and not clearly intended for the other Party (or its Subsidiaries) or any of the other Party’s (or its Subsidiaries’) officers or directors, and to retain the same to the extent that they relate to the Business (in the case of receipt by Buyer and its Affiliates (including the Group Companies)) or the Retained Business (in the case of receipt by the Company and its Subsidiaries), or to the extent that they do not relate to the Business (in the case of receipt by Buyer and its Affiliates (including the Group Companies)) or do not relate to the Retained Business (in the case of receipt by the Company and its Subsidiaries), the receiving Party shall promptly after becoming aware thereof refer, forward, or otherwise deliver such mail, packages, or other communications (or, in case the same relate to both the Business and the Retained Business, copies thereof) to the other applicable Party. The provisions of this Section 5.18 are not intended to, and shall not be deemed to, constitute an authorization by either the Company or Buyer to permit the other to accept service of process on its behalf, and neither Party is or shall be deemed to be the agent of the other for purposes of the service of process.
Section 5.19    Debt Financing Assistance.
(a)Prior to the Closing Date and if applicable, the Company shall use its reasonable best efforts to provide, and shall direct its Subsidiaries and Representatives to, use their respective reasonable best efforts to provide, to Buyer and the Debt Financing Sources (if any) all customary cooperation reasonably requested by Buyer in connection with any debt financing or debt facilities to be obtained, arranged or committed to on or prior to the Closing Date that is to be made available to Buyer, the Group Companies or the Business from and after the Closing Date, if any (any such debt financing or debt facility, the “Debt Financing”); provided, that (A) Buyer shall provide to the Company true, correct and complete copies of any debt financing commitment letter, fee letter, engagement letter or other letter or agreement relating to any commitment for, or obtaining or arrangement of, any Debt Financing, including, for the avoidance of doubt, any modification, amendment or supplement thereto (except that any fee letter may be redacted in a customary manner), and (B) the Company and its Subsidiaries shall in no event be required to provide such assistance that would unreasonably interfere with the business operations of the Company or its Subsidiaries. Such assistance, which shall be at Buyer’s sole cost and expense, shall include the following:
(i)participation, at mutually agreed upon times and subject to customary confidentiality arrangements, by senior management of the Business in marketing efforts for the Debt Financing, including a reasonable number of meetings, due diligence sessions, “road shows”, lender presentations, calls, drafting sessions and sessions with rating agencies and prospective lenders and purchasers of, the Debt Financing;
(ii)executing and delivering customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders for the Debt Financing and containing a customary representation to the Debt Financing Sources, including that the public side versions of such documents, if any, do not include material non-public information regarding the Company or its Subsidiaries or their respective securities and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing, subject to customary exclusions;
(iii)furnishing at least three (3) Business Days prior to the Closing Date all documentation and other information which any lender providing or arranging the Debt Financing has determined is required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and a beneficial ownership certificate for any entity that qualifies as a

“legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), and that has been requested in writing at least eight (8) Business Days prior to the Closing Date;
(iv)assisting Buyer and the Debt Financing Sources with the preparation of (A) materials for rating agency presentations and (B) bank information memoranda, lender presentations, investor presentations, offering documents, and similar documents required in connection with the Debt Financing, including reviewing and commenting on Buyer’s draft of a business description to be included in marketing materials;
(v)as soon as reasonably practicable, furnishing Buyer and the Debt Financing Sources with all the financial and other information regarding the Group Companies of the type and form customarily included in marketing documents used to syndicate credit facilities of the type to be included in the Debt Financing, or as may be reasonably requested by Buyer to consummate the syndication of credit facilities contemplated by the Debt Financing (the “Debt Financing Information”); provided that the Company and its Subsidiaries shall as promptly as practicable, inform Buyer if the Sellers, the Company or any of its Subsidiaries shall have knowledge of any facts that would be reasonably likely to require the restatement of any financial statements comprising a portion of or that includes the Debt Financing Information in order for such financial statements to comply with GAAP;
(vi)using commercially reasonable efforts to cause its independent auditors to provide, consistent with customary practice, (A) reasonable assistance to Buyer in connection with Buyer’s preparation of pro forma financial statements and information, (B) consents customary for financings similar to the Debt Financing and (C) customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Buyer or as necessary or customary for financings similar to the Debt Financing;
(vii)assisting Buyer in connection with the preparation of pro forma financial information and pro forma financial statements of the Group Companies and their Subsidiaries reasonably requested by Buyer or the Debt Financing Sources to be included in the offering documents for the Debt Financing as reasonably required by Buyer’s Financing sources (including the Debt Financing Sources); provided that none of the Sellers, the Company nor any of its Subsidiaries shall be required to actually prepare any such pro forma financial information or provide any information or assistance relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates, dividends (if any) and fees and expenses relating to such debt and equity capitalization or (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing;
(viii)executing and delivering as of (but not prior to) the Closing any pledge and security documents, currency or internal hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Buyer (including a certificate of the chief financial officer of the Group Companies (which shall be designated by Buyer) with respect to customary solvency matters) and otherwise reasonably facilitate the pledging of collateral required on the Closing Date under the Debt Financing, it being understood that such documents (A) will not take effect prior to the Closing and (B) will not be required to be executed by any officer of the Company or any of its Subsidiaries unless such officer will be a continuing officer of the Company or one of its Subsidiaries after giving effect to the Closing;
(ix)prior to or at, and conditioned upon, the occurrence of the Closing, arranging for the lien terminations and instruments of discharge specified in Section 2.10(a)(iv); and

(x)assisting Buyer to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and Contracts to which the Group Companies or any of their Subsidiaries is a party and, upon reasonable advance notice, to arrange discussions, during normal business hours and without undue interruption to the Company’s and its Subsidiaries’ businesses, among Buyer, the Debt Financing Sources and their Representatives with other parties to material leases, encumbrances and Contracts as of the Closing;
provided, however, that notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall (A) be required to make any representation, warranties or certifications which would cause any representation or warranty in this Agreement to be breached, (B) be required to pay any commitment or other similar fee related to the Debt Financing, (C) have any liability or obligation under any definitive agreements with respect to the Debt Financing (except, with respect to one or more Group Companies, following the Closing), (D) be required to incur any other liability to the Financing Sources in connection with the Financing (except, with respect to one or more Group Companies, following the Closing), (E) be required to cooperate to the extent it would (1) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, or (2) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (F) be required to take any action that would require any director, officer or employee of the Company or any of its Subsidiaries to execute any document, agreement, certificate or instrument that will become effective prior to the Closing, or (G) obligate the Company or any of its Subsidiaries to provide, or cause to be provided, any legal opinion by its counsel, or to provide any information or take any action to the extent it would result in a violation of Law, breach of any fiduciary duty, violate any obligation of confidentiality or jeopardize the loss of any privilege.
(b)Buyer shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective Representatives, from and against any and all liabilities suffered or incurred in connection with the Financing and any actions taken pursuant to this Section 5.19; provided, however, that the foregoing shall not apply in respect of the Company’s or its Subsidiaries’, or each of their respective Representatives’, bad faith, willful misconduct, gross negligence or material breach of this Agreement, in each case as determined by a final and non-appealable judgment of a court of competent jurisdiction. Whether or not the Closing occurs, Buyer shall promptly reimburse the Company and its Subsidiaries for all out-of-pocket costs incurred by the Company and its Subsidiaries in connection with the cooperation by the Company, its Subsidiaries or their respective representatives or employees pursuant to this Section 5.19 or in connection with its compliance with its obligations under this Section 5.19.
(c)The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos shall be used in a manner that is not intended to or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.
(d)The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to periodically update any Debt Financing Information provided to Buyer as may be necessary so that such Debt Financing Information is Compliant. Buyer may, reasonably request the cooperation of the Company and its Subsidiaries under this Section 5.19 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing. The Company agrees to file all reports on Form 10-K, Form 10-Q and Form 8-K and all other documents, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with a marketing effort in connection with the Debt Financing, Buyer reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries, which Buyer reasonably determines to include in customary marketing materials for the Debt Financing, then the Company shall file a Current Report on Form 8-K containing such material non-public information.
(e)The Company shall cause all interest rate, currency, commodity derivatives or other hedging instruments, agreements, transactions or arrangements relating to the Group Companies or the Business (other than any such agreement, transaction or arrangement entered into pursuant to Section 5.19(a)(viii)) to be terminated or otherwise eliminated by settlement or discharge as applicable, or otherwise terminated in their entirety effective on or prior to the Closing.
(f)Buyer hereby acknowledges and agrees that obtaining the Financing is not a condition to Closing.
(g)The Company shall furnish to Buyer and the Debt Financing Sources (i) the Supplemental Financial Information set forth in clause (i) of the definition thereof on or prior to the date that is 90 days after the fiscal year ended December 31, 2019, and (ii) the Supplemental Financial Information set forth in both clauses (i) and (ii) of the definition thereof on or prior to the date that is 45 days after the fiscal quarter ended March 28, 2020. Buyer and the Company expressly acknowledge and agree that the Company’s obligations set forth in this Section 5.19(g) shall terminate and be of no further force and effect upon the Closing.
Section 5.20    Non-Competition.
(a)During the period commencing on Closing Date and ending on the three (3) year anniversary thereof, the Company and its Subsidiaries (for the avoidance of doubt, other than the Group Companies) hereby agree that it shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, engage in, own or manage any Restricted Business (as defined below) anywhere in the world; provided, however, nothing herein shall prohibit, limit or restrict the Company or any of its Subsidiaries (for the avoidance of doubt, other than the Group Companies) from (i) being a passive owner of not more than five percent (5%) of the outstanding stock of any Person which stock is publicly traded, (ii)(x) the purchase or acquisition of a Person or business that directly derives from a Restricted Business less than twenty percent (20%) of its total annual gross revenues (measured for the fiscal year of such purchased or acquired Person or business ended immediately prior to the date of the definitive agreement with respect to such purchase or acquisition) and (y) thereafter engaging in, owning or managing any such Person or Business referred to in the immediately preceding clause (x). Notwithstanding anything to the contrary in this Agreement, (A) in the event that (A) all or substantially all of the businesses or operations of the Company or any of its Subsidiaries (for the avoidance of doubt, other than the Group Companies) are transferred to any third party after the date hereof, (2) control of the Company or a Subsidiary of the Company (for the avoidance of doubt, other than a Group Company) is transferred to any third party after the date hereof, or (3) the Company or its Subsidiaries (for the avoidance of doubt, other than the Group Companies) are acquired by a third party, in each case, as a result of a bona fide arms’ length transaction or series of transactions and the third party acquirer or transferee, as applicable, directly or indirectly engages in, owns or manages a Restricted Business, the prohibitions in this Section 5.20(a) shall not apply to such acquiring entity; provided, that the Company shall use its commercially reasonable efforts to comply with the provisions in this Section 5.20(a) as to the operations of the Company and its Subsidiaries following such transfer or acquisition, as applicable; provided, further, that the Company shall provide written notice to Buyer regarding the occurrence of any of the events described in clauses (1) through (3) promptly, but no more than five (5) Business Days after the consummation of such transaction, and (B) for the avoidance of doubt, neither the performance by the Company or any of its Subsidiaries of any of their respective obligations under any Transaction Document nor the activities of any distributor, agent, service provider or other third party channel partner of the Company or any of its Subsidiaries that is not itself an Affiliate of the Company (other than such activities taken at the direction of the Company or any of its Subsidiaries or authorized by the Company or any of its Subsidiaries to be taken on its behalf or for its benefit) be deemed a breach of this Section 5.20(a). For purposes hereof, the term (aa) “Competing Products” means products or services that are direct substitutes for the products or services manufactured, offered or sold by the Business as of the Closing Date and natural extensions and evolutions thereof (excluding (x) any products or services manufactured, offered or sold by the Retained Business as of the Closing Date and natural extensions and evolutions thereof, and (y) any products or services manufactured, offered or sold for use in the water, industrial water or wastewater markets), and (bb) “Restricted Business” means the business of developing, manufacturing, marketing, offering or selling Competing Products for the uses for which such products or services are offered or sold by the Business as of the Closing Date and natural extensions and evolutions thereof.
(b)If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Section 5.20 is invalid or unenforceable, the Parties agree that such term or provision shall be deemed modified to permit its enforcement to the maximum extent permitted by applicable Law or Order. The provisions of this Section 5.20 are in addition to, and not in limitation of, any other similar provisions to which a Party hereto is bound. In addition to any other remedies available to it, including its rights under Article X below, Buyer or the Company, as applicable, shall be entitled to obtain preliminary and permanent injunctive relief restraining any actual or threatened breach of this Section 5.20 without need to prove irreparable harm or post bond and to recover its reasonable attorneys’ fees and costs incurred thereby. The Parties further agree that the applicable restricted periods shall be tolled, and shall not run, during the period of any material breach of any of the provisions of this Section 5.20, and that each of Buyer’s Affiliates, or the Company’s Affiliates, as applicable, shall have the right to enforce all obligations to that Affiliate under this Section 5.20.
Section 5.21    Exclusivity. From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with the terms and conditions of Article IX, the Company shall not (and the Company shall cause its Subsidiaries, including the Sellers and the Group Companies and shall direct their respective Representatives not to), directly or indirectly, (a) solicit, initiate, facilitate or encourage the submission of any proposal or offer from any third party relating to any direct or indirect, merger, consolidation, reorganization or acquisition of any Equity Interests of the Group Companies, assets of the Group Companies, or the Cathcart Real Estate Assets, in each case, other than sales of inventory and other assets in the ordinary course of business, assets of the Business or the Group Companies (including any acquisition structured as a merger, consolidation or exchange) (any such proposal or offer, an “Acquisition Proposal”), (b) engage, continue or participate in any discussions or negotiations regarding, or furnish or cause to furnish any information with respect to, any Acquisition Proposal, (c) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal (d) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement with any third party relating to any Acquisition Proposal, or (e) otherwise resolve, propose or agree to do any of the foregoing. Without limiting the generality of the foregoing, the Company shall, and the Company shall cause its Subsidiaries and their respective Representatives to, (i) immediately cease and cause to be terminated any existing discussions or negotiations with any Person conducted prior to the date hereof with respect to any Acquisition Proposal and shall discontinue access by any Person (other than Buyer and its Representatives) to any data room (virtual or otherwise) established by the Company or any of its Representatives for such purpose, and (ii) promptly notify Buyer orally and in writing of receipt by the Company or any of its Subsidiaries or any of their respective Representatives of any proposal that constitutes an Acquisition Proposal including the terms hereof, and provide to Buyer a copy of such inquiry or proposal, if in writing.

Section 5.22    Financial Statement Cooperation. Until the 12-month anniversary of the Closing, the Company and its Subsidiaries shall use their commercially reasonable efforts, at Buyer’s sole cost and expense and as promptly as reasonably practicable upon Buyer’s reasonable request, to cooperate with and provide support to Buyer in Buyer’s preparation of any audited financial statements of the Business for any periods prior to the Closing, including using its commercially reasonable efforts to cause its independent accountants to provide reasonable assistance to Buyer; provided that Buyer hereby acknowledges and agrees that preparation of any such audited financial statements is not a condition to Closing.
Section 5.23    Further Assurances. Subject to the terms and conditions hereof, the Company and Buyer shall, and the Company shall cause its Subsidiaries to use their reasonable best efforts to, (a) take or cause to be taken all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law and to execute and deliver such agreements, documents and other papers, as may be required to carry out the provisions hereof and consummate the Transactions, and (b) refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with the terms and conditions of Article IX, without additional consideration, each of the Parties hereto shall execute and deliver such further instruments and take such other action as may be necessary or reasonably requested by another Party to effect the Transactions. Without limiting the foregoing, upon reasonable request of a Party, the other Party shall, and shall cause its Subsidiaries and Affiliates to, execute, acknowledge and deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and papers as may be required to sell, transfer, assign, convey and deliver to Buyer (or a designee thereof) all right, title and interest in and to the Transferred Company Equity Interests, Transferred JV Company Equity Interests, JV Company Loan Rights, Cathcart Real Estate Assets and the assumption of the Assumed Liabilities.
Section 5.24    Wrong Pockets. If and to the extent that it is determined after Closing (a) that legal title to or beneficial or other interest in all or part of any assets that are not primarily related to the Business is held by Buyer or any of its Subsidiaries, or (b) that legal title to or beneficial or other interest in all or part of any assets that are primarily related to the Business is held by the Company or any of its Subsidiaries, in each case, Buyer or the Company or their respective Subsidiaries, as applicable, shall, promptly upon the written request of the other Party, (i) execute all such agreements, deeds or other documents as may be necessary for the purposes of transferring such assets (or part thereof) or the relevant interests in them to the other applicable Party, (ii) complete all such further acts or things as the other party may reasonably direct in order to transfer such assets or the relevant interests in them to the other Party, and (iii) hold the relevant asset (or part thereof), or relevant interest in the asset, in trust for the other Party (to the extent permitted by applicable Law) until such time as the transfer is validly effected to vest the asset (or part thereof) or relevant interest in the asset to the other Party.
Section 5.25    Certain IP Matters.
(a)Prior to the Closing, the Company shall use its reasonable best efforts, at its own expense, to transfer all Equity Seller IP Registrations to a Group Company and reflect the recordation of such transfers with the applicable intellectual property offices and to otherwise correct any chain of title defects or other discrepancies between record ownership and beneficial ownership of the owned Business IP, including by preparing, executing, filing and recording with the applicable intellectual property offices all instruments and documents necessary to cure such title defects (such actions, collectively, the “Chain of Title Clean-up”). To the extent such Chain of Title Clean-up is not conducted prior to the Closing, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with and assist Buyer and its Subsidiaries (including the Group Companies) to correct the same following the Closing.

(b)For a period of one (1) year from and after the Closing Date (or as promptly as practicable thereafter), the Company and its Subsidiaries shall use reasonable best efforts to ensure that the website www.spxflow.com, or any successor website that serves as the Company’s primary website during such time, contains a reasonably noticeable link to a web page that contains (i) a noticeable statement substantially consistent with the press release issued by the Company regarding the Closing, to be agreed between the Parties, regarding the sale of the Business to Buyer and (ii) a noticeable link to the Group Companies’ new website(s) (the domain names for which Buyer shall provide to the Company and its Subsidiaries prior to the Closing Date or as promptly as practicable thereafter).
Section 5.26    Business Infrastructure.
(a)The Company shall, and shall cause its Affiliates to, as promptly as reasonably practicable after the date hereof, reasonably cooperate with Buyer in good faith to establish a mutually-agreeable plan to establish, obtain or provide to the Group Companies (or cause to be established, obtained or provided to the Group Companies) the business support systems, infrastructure and functions set forth in Schedule 14 (such systems, infrastructure and functions, the “Business Infrastructure”). From the date hereof to the Closing, the Company shall, or shall cause its affiliates to, incur up to $15,000,000 less the amount of such expenses incurred by the Company and its Affiliates prior to the date hereof and set forth in Schedule 14 (such net amount, as set forth in Schedule 14, the “Business Infrastructure Expense Cap”) of direct and indirect expenses with respect to the building and completion of the Business Infrastructure (such expenses of the Company and its Affiliates, “Business Infrastructure Expenses”). In furtherance of the foregoing, Buyer and the Company shall, and cause their respective Representatives and Subsidiaries to, (a) reasonably cooperate in good faith and to, as promptly as practicable after the date hereof (and in any event within thirty (30) days after the date hereof), develop a workplan for the building and completion of the Business Infrastructure, that sets forth (i) commercially reasonable milestones and timeframes for completion of the Business Infrastructure and (ii) commercially reasonable mechanics with respect to the management and implementation of the build out of the Business Infrastructure (including responsible persons, implementation structures, reasonable access provisions and dispute resolution mechanisms), and (b) use commercial reasonable efforts to make available relevant personnel to meet and discuss the implementation of such workplan and the status of the building of the Business Infrastructure (for the avoidance of doubt, any such meetings shall take place during normal business hours and in a manner as not to unreasonably interfere with the conduct of the business of the Business, the Company, Buyer or any of their respective Subsidiaries). Notwithstanding anything to the contrary set forth in this Section 5.26, (A) from the after the Closing, the Company shall have no obligations with respect to the Business Infrastructure under this Section 5.26, and (B) (other than the provision of services under the Transition Services Agreement, if applicable) in no event shall the Company and its Affiliates be obligated under this Section 5.26 to incur any expense in excess of the Business Infrastructure Expense Cap.
ARTICLE VI
TAX MATTERS

Section 6.01    Transfer Taxes. Subject to the terms and conditions of Section 6.10, all transfer, sales, gross receipts, real estate, use, stamp, registration and other similar Taxes or fees resulting from the transactions contemplated by this Agreement, plus any reasonable out-of-pocket costs associated with the preparing and filing of related Tax Returns (collectively, the “Transfer Taxes”) shall be borne 50% by Buyer and 50% by the Company; provided, however; that Transfer Taxes shall not include any Taxes imposed as a result of the Restructuring (including, for the avoidance of doubt, (i) any clawback of relief from U.K. Stamp Duty Land Taxes, where such relief was claimed on the Restructuring, or (ii) any exit or de-grouping charges relating to the Restructuring that are triggered as a result of the transfer of the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Company Loan Rights and the Cathcart Real Estate Assets to Buyer (or a designated Subsidiary of Buyer) in accordance with Section 2.02), to the extent the amounts described in (i) or (ii) exceed the clawback or charge that would have been due or imposed if the Restructuring had not occurred) or any VAT. The Person required to do so by applicable Law (or, if applicable Law does not impose a specific requirement on either party, Buyer) shall prepare and timely file (or cause to be prepared and timely filed) any Tax Return required to be filed in respect of any Transfer Tax, and shall timely pay (or cause to be timely paid) to the applicable Taxing Authorities such Transfer Tax (subject to prompt reimbursement from the other party pursuant to this Section 6.01). Except to the extent otherwise required by Law, all such Tax Returns shall be consistent with (and shall be amended and adjusted as necessary to take account of) the allocation of the Purchase Price as determined pursuant to Section 2.06.
Section 6.03    Tax Elections. Except (a) as otherwise required under applicable Law, (b) effected under a legally binding obligation of a Group Company entered into or created on or before Closing, or (c) at the written request of the Company or any of its Affiliates, Buyer covenants and agrees that it shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), cause or permit any Group Company, or any Affiliate of Buyer with respect to any Group Company, to (i)(x) make any election pursuant to Treasury Regulation Section 301.7701-3 that is effective on or before the day after the Closing Date, or (y) make an election under Section 336 or Section 338 of the Code (or any comparable applicable provision of state, local or foreign Tax Law), or (ii) make any other election with respect to Taxes for any Pre-Closing Tax Period, in each case of clause (i) and (ii), to the extent that such action would reasonably be expected to result in any increase in the Tax Liability (or a reduction in a Tax refund) of the Company or any of its Affiliates in respect of a Pre-Closing Tax Period of the Group Companies. If requested by Buyer, the Company or the applicable Group Company shall consider in good faith whether to make, or whether any of their respective Subsidiaries will make, an election under Treasury Regulation Section 1.1502-36(d)(5)(vi)(B) (or any corresponding, analogous or similar provision of state, local or non-U.S. Law).
Section 6.03    Tax Returns. The Company shall prepare and timely file, or cause to be prepared and timely filed, all Seller Group Tax Returns for all taxable periods. If a Group Company is permitted under applicable Law to treat the Closing Date as the last day of a taxable period in which the Closing occurs, the Company and Buyer shall treat (and shall cause their respective Affiliates to treat) the Closing Date as the last day of such taxable period with respect to such Group Company. Except as provided in the Transition Services Agreement, Buyer shall prepare and timely file, or cause to be prepared and timely filed, all non-Seller Group Tax Returns with respect to one or more Group Companies (a) for all Straddle Tax Periods, and (b) for taxable periods ending on or before the Closing Date and required to be filed after the Closing Date (each such non-Seller Group Tax Return, a “Pre-Closing Buyer-Filed Tax Return”). Any Pre-Closing Buyer-Filed Tax Return (i) shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Law), (ii) shall reflect a deduction for the Company’s fees and expenses incurred in connection with the transactions contemplated by this Agreement and the Restructuring (“Transaction Tax Deductions”) to the maximum extent permitted by applicable Law (to the extent Buyer’s tax advisor reasonably determines that there is at least a “more likely than not” basis to take such position; provided, however, that if the Company objects in writing to Buyer’s tax advisor’s determination to take such position, the Accountant shall be appointed to resolve the disputed item(s) in the same manner as set forth in Section 2.04(b), applied mutatis mutandis) and (iii) shall be submitted by Buyer to the Company (together with schedules, statements and, to the extent reasonably requested by the Company, supporting documentation) for its review and comment at least thirty (30) Business Days prior to the due date (including any applicable extension) for filing such Tax Return. Except for any Pre-Closing Buyer-Filed Tax Returns for which the Company does not bear responsibility for Taxes owed with respect thereto, Buyer shall not file any Pre-Closing Buyer-Filed Tax Return without the written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. Except to the extent otherwise required under applicable Law or pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or foreign Law), neither Buyer nor any Group Company shall amend any Tax Return for any Pre-Closing Tax Period without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed. No later than ten (10) Business Days prior to the date on which Taxes with respect to any Pre-Closing Buyer-Filed Tax Return are due and payable, the Company shall pay to Buyer the amount of such Taxes attributable to a Pre-Closing Tax Period, calculated in accordance with Section 6.05(c), except to the extent such Taxes were taken into account in Final Net Working Capital or Final Net Debt. Buyer shall timely remit, or cause to be remitted, the amount of all such Taxes to the appropriate Taxing Authority.
Section 6.04    Cooperation on Tax Matters. The Parties shall, and shall cause their respective Subsidiaries to, cooperate fully, as and to the extent reasonably requested by the other, in connection with the preparation, execution and filing of Tax Returns pursuant Section 6.03 and the conduct of any Tax Claim. Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return or Tax Claim and which shall be provided within fifteen (15) days of a request for such access or at a later time if mutually agreed, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney; provided, that, such cooperation shall be furnished during normal business hours and at the other Party’s sole cost and expense. The Parties shall, and shall cause their respective Subsidiaries to, (a) retain all books and records with respect to Tax matters pertinent to the Business and the operations of the Group Companies relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations, (b) abide by all record retention agreements entered into with any Taxing Authority, and (c) at the other Party’s written request within a reasonable time following the expiration of the applicable statute of limitations, allow the other Party to take possession of such books and records prior to transferring, destroying or discarding any such books and records. The Company and the Buyer Indemnified Parties shall not be required to provide to any Person, before, on or after the Closing Date, any right to access or to review any of their Tax Returns or Tax work papers; provided, however, that at Buyer’s request, the Company will provide such excerpts of its Tax work papers as the Company reasonably determines in good faith to be relevant to the tax affairs of any Group Company.
Section 6.05    Tax Indemnification.
(a)The Company hereby indemnifies the Buyer Indemnified Parties against, and agrees to hold each of them harmless from, any and all (i) Income Taxes of, or with respect to, the Group Companies with respect to any Pre-Closing Tax Period, (ii) non-Income Taxes of, or with respect to, the Group Companies (other than such Taxes described in Section 6.05(a)(v), (vii), (ix) or (x) with respect to any Pre-Closing Tax Period, (iii) Taxes for which the Company or any of its Subsidiaries (other than the Group Companies) are primarily liable (including Taxes attributable to such companies but paid by another company under any GPA), (iv) without duplication, Taxes imposed on a Buyer Indemnified Party as a result of a breach of a representation or warranty set forth in Section 3.11(k), Section 3.11(l), Section 3.11(r) and Section 3.11(x); provided, that for purposes of this clause (iv) only, any breach of such representation or warranty shall be determined without giving effect to any limitation as to materiality or similar limitations contained therein with respect to such representation or warranty; provided, further, that the Company shall not be required to indemnify the Buyer Indemnified Parties for any such Taxes to the extent the Buyer Indemnified Parties are economically entitled to the income on which such Taxes are imposed, but only to the extent such income was not expressly taken into account in calculating the Purchase Price pursuant to Sections 2.03 and 2.04 (e.g., a “windfall” profit), (v) Taxes imposed on any transaction contemplated by the Restructuring, (vi) Taxes (other than Buyer’s share of Transfer Taxes under Section 6.01) with respect to the Cathcart Real Estate Assets and the JV Company Loan Rights, in each case, attributable to a Pre-Closing Tax Period under Section 6.05(c), (vii) any Transfer Taxes for which the Company is responsible pursuant to Section 6.01, (viii) any Taxes of the Group Companies or any liability of the Group Companies to make a payment or repayment as a result of the failure, withdrawal or cancellation at any time of any surrender of Group Relief made with respect to any Pre-Closing Tax Period, (ix) Taxes (other than Buyer’s share of Transfer Taxes under Section 6.01 and other than VAT addressed in Section 6.10) of the Group Companies which arise as a result of the transfer of the Transferred Company Equity Interests, the Transferred JV Company Equity Interests, the JV Company Loan Rights and the Cathcart Real Estate Assets to Buyer (or a designated Subsidiary of Buyer) in accordance with Section 2.02, and (x) Taxes specified in Section 6.05 of the Company Disclosure Letter. Any reference to a liability for Taxes described in clauses (i)-(x) of this Section 6.05(a) shall include (a) the loss or unavailability of any Buyer’s Relief of the sort described in clause (ii)(a) of the definition of Buyer’s Relief (such Buyer’s Relief being a “Closing Statement Relief”) or (b) the set-off or use of any Buyer’s Relief, in each case, where, but for such loss or unavailability, set-off or use, a Group Company would have had an actual liability for Taxes for which the Buyer Indemnified Parties would have been able to make a claim against the Company under this Section 6.05(a). In the case of the loss or non-availability of a Closing Statement Relief, the amount of the liability shall be the amount of Taxes that would have been saved but for the loss or non-availability (or where the Closing Statement Relief is a right to repayment or a credit, the amount of the repayment or credit). In the case of the set-off or use of a Buyer’s Relief, the amount of the liability shall be the amount of Tax for which the relevant Group Company would have been liable but for such set-off or utilization. Notwithstanding the foregoing, the Company shall have no Liability for any Taxes that are imposed on any Group Company, the Company or any of their respective Affiliates as a result of any non-ordinary course transaction occurring on the Closing Date but after the Closing that is not contemplated by this Agreement, any voluntary disclosure or similar procedure initiated by Buyer or its Affiliates without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) or for Taxes of any Group Company for any Post-Closing Tax Period (other than Taxes resulting from a breach of the representations and warranties set forth in Section 3.11(k), Section 3.11(l), Section 3.11(r) and Section 3.11(x) (collectively, “Buyer Taxes”). For the avoidance of doubt, Buyer Taxes shall not include any Taxes for which the Company is liable under clauses (i)-(x) of this Section 6.05(a). In the case of any Tax described in clauses (i) or (ii) of this Section 6.05(a) imposed wholly on a Non-Wholly Owned Group Company (excluding for the avoidance of doubt, any Tax that flows through to the relevant Buyer Indemnified Party and creates a liability for such Buyer Indemnified Party), the Company shall only indemnify the Buyer Indemnified Party for the amount of such Tax imposed directly on such Non-Wholly Owned Group Company attributable to a Pre-Closing Tax Period multiplied by the Percentage Ownership of such Non-Wholly-Owned Group Company (as such Percentage Ownership is set forth opposite the name of such Group Company on Schedule 1 attached hereto).
(b)Buyer hereby indemnifies the Company Indemnified Parties against, and agrees to hold each of them harmless from, any and all Buyer Taxes.
(c)For purposes of this Agreement, in the case of any Straddle Tax Period, the portion of such Taxes from any such Straddle Tax Period that are allocated to the Pre-Closing Tax Period will be determined as follows: (i) in the case of any real property, personal property, ad valorem and similar Taxes (collectively, “Property Taxes”), the amount of such Property Taxes attributable to the Pre-Closing Tax Period of such Straddle Tax Period will be deemed to be the amount of such Property Taxes for the entire Straddle Tax Period, multiplied by a fraction, the numerator of which is the number of days in such Straddle Tax Period ending on and including the Closing Date, and the denominator of which is the number of total days in the entire Straddle Tax Period; and (ii) in the case of any Income Taxes or any other Taxes that are not Property Taxes (including any Taxes imposed on income includible pursuant to Section 951 or 951A of the Code), the amount of any such Taxes attributable to the Pre-Closing Tax Period of such Straddle Tax Period will be computed based on the interim closing of the books as of and including the Closing Date (and for such purpose, the Tax period of any applicable pass-through entity for applicable Tax purposes shall be deemed to close at such time) and the Company’s fees and expenses incurred in connection with the transactions contemplated by this Agreement and the Restructuring shall be attributable to the Pre-Closing Tax Period to the maximum extent as would be permitted by applicable Law if the Tax period had actually ended on the Closing Date.
(d)Subject to the terms and conditions of Section 6.07, the indemnification obligations set forth in Section 6.05(a) and Section 6.05(b) and the representations and warranties set forth in Section 3.11(k), Section 3.11(l), Section 3.11(r) and Section 3.11(x) shall survive the Closing until thirty (30) days after expiration of the applicable statute of limitations (including extensions).
(e)
(i)The Buyer Indemnified Parties shall satisfy any claim under Section 6.05(a) first from any representations and warranty insurance policy issued to Buyer or its Subsidiaries in connection with the Transaction (to the extent such policy covers such claim) and then, subject to the limitations set forth in this Agreement, from the Company.
(ii)The Company shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Taxes described in Section 6.05(a)(ii) or non-Income Taxes described in Section 6.05(a)(iv) (together, “Pre-Closing Non-Income Taxes”) until the aggregate amount of the Buyer Indemnified Parties’ Losses with respect to Pre-Closing Non-Income Taxes exceeds $500,000 (the “Tax Deductible”), after which the Company shall be obligated for all Buyer Indemnified Parties’ Losses with respect to Pre-Closing Non-Income Taxes in excess of the Tax Deductible, subject to the other limitations contained herein; provided, however, to the extent any Tax Refunds of Pre-Closing Non-Income Taxes are paid to the Company under Section 6.06, the remaining amount of the Tax Deductible for which the Buyer Indemnified Parties have not incurred Losses with respect thereto at the time of such payment shall be reduced on a dollar for dollar basis, and such reduced amount shall thereafter constitute the “Tax Deductible” for all purposes of this Agreement.
(iii)The Company shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Taxes to the extent such Taxes were included as a liability in Final Net Working Capital or Final Net Debt.
Section 6.06    Tax Refunds. The Company shall be entitled to any refunds or credits of Taxes of any Group Company relating to Taxes with respect to any Pre-Closing Tax Period (including, for the avoidance of doubt, refunds or credits of Taxes that were taken into account as liabilities in Final Net Working Capital or Final Net Debt), plus any interest actually received with respect thereto from an applicable Taxing Authority (collectively, “Tax Refunds”), except to the extent such Tax Refunds (i) were taken into account as assets in Final Net Working Capital or Final Net Debt, (ii) result from the carryback of losses, credits or similar items from taxable periods (or portions thereof) beginning after the Closing Date or (iii) are refunds of Pre-

Closing Non-Income Taxes in an amount equal to (x) the amount of Pre-Closing Non-Income Taxes that were paid by Buyer or its Affiliates after Closing and for which the Buyer Indemnified Parties were not indemnified as a result of the Tax Deductible in Section 6.05(e)(ii), less (y) refunds described in this clause (iii) that were previously retained by Buyer or its Affiliates. Buyer shall pay, or cause to be paid, such amount to the Company, no later than fifteen (15) Business Days following receipt of such Tax Refund, net of any reasonable out-of-pocket expenses incurred in connection with obtaining such Tax Refund (including any Taxes imposed thereon). With respect to any Pre-Closing Tax Period, upon the Company’s reasonable request and at the Company’s sole expense, Buyer shall, or shall cause the relevant Group Company to, initiate a claim for a Tax Refund or amend any Tax Return, in each case, to the extent permitted under applicable Law.
Section 6.07    Tax Claims.
(a)If a claim for Taxes, including notice of a pending audit, shall be made by any Taxing Authority, which, if successful, might result in a claim for indemnity pursuant to Section 6.05(a) or Section 6.05(b) (any such claim, a “Tax Claim”), the Party which receives such claim shall notify the other Party in writing within fifteen (15) days of receipt of such Tax Claim; provided, that the failure of a Party to give such notice to the other Party shall not affect the indemnification provided under Section 6.05(a) and Section 6.05(b) except to the extent that the indemnifying party has actually been prejudiced by such failure.
(b)The Company shall control any Tax Claim with respect to any Seller Group Tax Return, and Buyer shall not participate in or control any such Tax Claim; provided, however, that the Company shall keep Buyer reasonably informed as to the status of such Tax Claim to the extent such Tax Claim relates to any of the Group Companies and could reasonably be expected to materially affect Buyer or any of its Affiliates (including the Group Companies) in a Post-Closing Tax Period.
(c)With respect to any Tax Claim relating to a taxable period ending on or prior to the Closing Date not described in Section 6.07(b), and for which the Company bears responsibility for Taxes owed with respect thereto, the Company shall have the right to control the conduct of such Tax Claim unless the Company fails to provide Buyer with written notice of its election to control such Tax Claim within ten (10) days of the Company’s receipt of notice of such Tax Claim in accordance with Section 6.07(a); provided, however, that (i) the Company shall keep Buyer reasonably informed as to the status of such Tax Claim, (ii) if the resolution of such Tax Claim would reasonably be expected to have a material effect on the Tax Liability of Buyer or any of its Affiliates (including the Group Companies) for any Post-Closing Tax Period, then Buyer shall be entitled to participate in any such Tax Claim, and (iii) the Company shall not settle or otherwise compromise such Tax Claim without Buyer’s written consent, which shall not be unreasonably withheld, conditioned or delayed. If the Company does not elect to control a Tax Claim pursuant to this Section 6.07(c) within the time period set forth above, then Buyer shall control such Tax Claim; provided, however, that (A) Buyer shall keep the Company reasonably informed as to the status of such Tax Claim and (B) Buyer shall not settle or otherwise compromise such Tax Claim without the Company’s written consent, which shall not be unreasonably withheld, conditioned or delayed. With respect to any Tax Claim that relates to a Pre-Closing Tax Period for a Group Company that is treated as a partnership for U.S. federal income tax purposes, the Company shall cause the “partnership representative” (or designee thereof) of such Group Company within the meaning of Section 6223(a) of the Code (or any similar provision of state, local or non-U.S. Tax Law) that is the subject of such Tax Claim to make a “push-out” election under Section 6226 of the Code (or any similar provision of state, local or non-U.S. Tax Law) with respect to any partnership adjustments as a result of such Tax Claim, to the extent permitted by applicable Law.
(d)With respect to any Tax Claim relating to a Straddle Tax Period, Buyer shall have the right to control the conduct of such Tax Claim; provided, however, that (i) Buyer shall keep the Company reasonably informed as to the status of such Tax Claim, and (ii) if the resolution of such Tax Claim would reasonably be expected to have a material effect on the Tax Liability of the Company or any of its Affiliates (other than any Group Company), then the Company shall be entitled to participate in any such Tax Claim and Buyer shall not settle or otherwise compromise such Tax Claim without the Company’s written consent, which shall not be unreasonably withheld, conditioned or delayed.
Section 6.08    Tax Sharing Agreements. Any and all existing Tax Sharing Agreements between any Group Company, on the one hand, and the Company and any of its Affiliates (other than any Group Company), on the other hand, shall be terminated as of the Closing Date.
Section 6.09    UK Group Relief. Buyer shall procure that the UK Targets accept or make (so far as legally possible) such surrenders of Group Relief (other than any Buyer’s Relief) as the Company shall require with respect to periods or part periods ending at the Closing, in each case for no consideration, except to the extent that such action would give rise to any Liability to which Section 6.05(a) would apply.
Section 6.10    VAT.
(a)All sums payable, or consideration given, by Buyer under, or in connection with, this Agreement are exclusive of VAT, and Buyer shall in addition pay (or shall cause that there is paid) an amount equal to any VAT chargeable on those sums or consideration.
(b)The Parties intend that section 49 of the United Kingdom’s Value Added Tax Act 1994 (“VATA”) and Article 5 of the United Kingdom’s Value Added Tax (Special Provisions) Order 1995 (“Article 5”) shall apply to the sale of the Cathcart Real Estate Assets by the Real Estate Seller, so that the sale is treated as neither a supply of goods nor a supply of services for the purposes of VAT. Buyer shall (and shall cause that Buyer Real Estate Sub shall) co-operate with the Company and the Real Estate Seller and do all such acts and things as may be reasonably necessary to ensure that the sale of the Cathcart Real Estate Assets pursuant to this Agreement is treated as neither a supply of goods nor a supply of services for the purposes of VAT.
(c)Buyer warrants to the Company and the Real Estate Seller (on its own account and on behalf of Buyer Real Estate Sub) that:
(i)Buyer Real Estate Sub is registered or liable to be registered for VAT purposes under Schedule 1 to VATA and (where not already registered) shall evidence that it has applied for VAT registration not later than the Closing Date;
(ii) Buyer Real Estate Sub is purchasing the Cathcart Real Estate Assets as beneficial owner in order that it may carry on the business of leasing the Cathcart Real Estate Asset to Clyde Union Limited (the “Cathcart Real Estate Business”) as a going concern in succession to the Real Estate Seller, and that it has no present intention of transferring the Cathcart Real Estate Assets to any third party; and
(iii)Article 5(2B) of the Value Added Tax (Special Provisions) Order 1995 does not apply to Buyer Real Estate Sub.
(d)Buyer undertakes to the Company and the Real Estate Seller and hereby covenants and agrees that it shall cause Buyer Real Estate Sub:
(i)to, immediately after Closing, carry on the Cathcart Real Estate Business as a going concern and cause the Cathcart Real Estate Assets to be used by Buyer Real Estate Sub in carrying on the same kind of business as that carried on by the Real Estate Seller;

(ii) by not later than the "relevant date" within the meaning of Article V (or a relevant associate for the purposes of paragraph 2 of Schedule 10 to the VATA or a relevant group member for the purposes of paragraph 21 of Schedule 10 to the VATA ), to:
(1)make an option to tax in respect of the Cathcart Real Estate Assets, to take effect not later than such relevant date;
(2)notify HMRC of such option to tax; and
(3)supply the Real Estate Seller with a copy of such option to tax and evidence of the receipt by HMRC of the same;
(iii)not to revoke such option to tax in relation to the Cathcart Real Estate Assets (either before or after Closing) or do, cause to be done or omit to do anything which could lead to the option to tax being revoked by HMRC; and
(iv)not to form a group for VAT purposes of which Buyer Real Estate Sub and Clyde Union Limited are both members.
(e)the Company warrants to Buyer and for the benefit of Buyer Real Estate Sub that:
(i) the Real Estate Seller has exercised an option to tax under Schedule 10 VATA in respect of the Cathcart Real Estate Assets and such option to tax has not, and will not on or before Closing, be revoked or disapplied;
(ii)Clyde Union Limited and the Real Estate Seller are not members of the same group for VAT purposes; and
(iii)the Cathcart Real Estate Assets have only ever been used by the Real Estate Seller for the purpose of carrying on the Cathcart Real Estate Business.
(f)If, notwithstanding the above, HMRC determines that VAT is chargeable in respect of the transfer of the Cathcart Real Estate Assets pursuant to this Agreement (or otherwise requires the Company, any Seller, or any Affiliate of any of them to account for VAT on the whole or any part of any sum payable under this Agreement), the Company shall procure delivery to Buyer Real Estate Sub of an appropriate VAT invoice in respect of the VAT payable. Within five (5) Business Days of such delivery, Buyer shall cause Buyer Real Estate Sub to pay to the Real Estate Seller the full amount of the VAT included in the invoice. Buyer will indemnify the Real Estate Seller against any interest or penalties assessed by HMRC on the Real Estate Seller (or the representative member of the VAT group of which the Real Estate Seller is a member) as a result of any failure on the part of Buyer or Buyer Real Estate Sub to comply with any of the provisions of, or breach by Buyer or Buyer Real Estate Sub of any warranties contained in, this Section 6.10.
(g)None of the Company or the Real Estate Seller shall be required by virtue of this Section 6.10, to make any appeal to any court or tribunal against any determination of HMRC that any sale does not fall to be treated as neither a supply of goods nor a supply of services for the purposes of VAT.
(h)The Parties acknowledge that they do not intend to make an application to HMRC for Buyer to be registered for VAT under the VAT registration number of the Real Estate Seller pursuant to regulation 6(1)(d) of the VAT Regulations 1995. The Real Estate Seller shall, on the Closing, retain all VAT records, accounts, invoices or other documents (whether written, electronic or otherwise) relating to the Cathcart Real Estate Business (the “VAT Records”). The Company and the Real Estate Seller shall procure that there is given to Buyer or Buyer Real Estate Sub such reasonable access to the VAT Records as are in the possession of the Real Estate Seller (or its Affiliates) as Buyer may reasonably require, and to the extent reasonably possible within the period of six (6) years from the date of this Agreement.
(i)Any reference in this Section 6.10 to the Real Estate Seller shall include reference to any group for VAT purposes, or the representative member of such group, as applicable, of which the Real Estate Seller is a member at Closing.
Section 6.11    Group Payment Arrangements.
(a)To the extent that any Group Company makes a payment, whether before or after the Closing, to a Seller Party or any Affiliate of a Seller Party as may be necessary to settle any Liabilities that the relevant Seller Party or any Affiliate of a Seller Party may have in respect of the Tax of such Group Company pursuant to any group payment arrangement made pursuant to Section 59F of the United Kingdom Taxes Management Act 1970 (the “GPA”), the Company shall:
(i)procure that there shall be promptly paid to HMRC an amount equal to such payment except to the extent that a payment to HMRC has already been made in respect of the relevant liability (a “UK Tax Payment”);
(ii)procure that there shall be (subject to Section 6.11(c) below and except to the extent that an apportionment has already been made in respect of the relevant Liability) promptly apportioned to the relevant Group Company an amount equal to each UK Tax Payment, such apportionment to be made by reference to the payment of U.K. Corporation Tax in respect of which the UK Tax Payment was paid;
(iii)not, without Buyer’s prior written consent (not to be unreasonably withheld or delayed), and unless required by applicable Law, reapportion any amount previously apportioned to any Group Company pursuant to the GPA;
(iv)promptly (and in any case within five (5) Business Days of receipt thereof from HMRC) pay, or procure that there is paid, to the relevant Group Company an amount equal to any excess by which the amount or the aggregate amount of any UK Tax Payments exceeds the amount of Tax for which the relevant Group Company is actually liable for the taxable period in respect of which the UK Tax Payments are made.
(b)To the extent that the amount apportioned to any member of the GPA proves to be lower or higher than the amount of Tax for which the relevant member is actually liable in respect of the relevant period, the Parties shall procure that, where just and reasonable, adjusting payments shall be made in respect of interest on under or over paid corporation tax installment payments so that no member of the GPA shall be in a worse position that such member would have been in had the GPA not been in place.
(c)To the extent that any Seller Party or Affiliate of a Seller Party is required to make a payment to HMRC under the GPA in respect of a Tax liability of any Group Company that is included as a liability of the relevant Group Company in Final Net Working Capital or Final Net Debt, Buyer shall pay on behalf of such Group Company (or shall procure that the relevant Group Company shall pay) an amount equal to such payment to the relevant Seller Party or Affiliate of a Seller Party promptly (and in any case within five (5) Business Days of notice thereof from Buyer).
(d)The parties shall use reasonable endeavors to procure that any Group Company that is a member of the GPA shall be removed from the GPA with effect from Closing.
ARTICLE VII

EMPLOYEE MATTERS
Section 7.01    Business Employees. The Company shall update the Census every two weeks following the date hereof to the extent necessary to reflect any departures or changes permitted in accordance with this Agreement and shall provide such updates to Buyer. Not later than fifteen (15) Business Days prior to the Closing, or if earlier, a sufficient period prior to the Closing Date to enable Buyer to comply with applicable Law with respect to offers of employment under Section 7.03 hereof, the Company shall deliver to Buyer a final version of the Census listing all Business Employees by name, title, work location, and employer, and indicate which such Business Employees are intended to be Offered Employees (and denoting any such Offered Employees who will be Leave Offered Employees (as defined below)). With respect to the Offered Employees, the Company shall also provide sufficient compensation- and benefits-related data to enable Buyer to make offers of employment that are compliant with the terms of Section 7.03 hereof and applicable law within the timeframe describe in the preceding sentence. The Company shall also comply with its obligation to provide employee liability information to Buyer or its relevant Affiliate pursuant to the Acquired Rights, in particular Regulation 11 of the UK’s Transfer of Undertakings (Protection of Employment) Regulations 2006.
Section 7.02    Benefit Plans. Neither Buyer nor any of its Subsidiaries (including, following the Closing, the Group Companies) will contribute to or assume sponsorship of, or have any other Liability with respect to, any Employee Plan that is sponsored, maintained or contributed to by the Company or its Subsidiaries (including, following the Closing, the Group Companies), other than the P&E Employee Plans and those arrangements and obligations expressly transferred to and assumed by Buyer and its Subsidiaries as set forth in this Article VII and the Seller Parties shall retain sole responsibility and will indemnify Buyer for any ERISA Affiliate Liabilities, other than ERISA Affiliate Liabilities associated with the IAM National Pension Fund (“Pension Fund”). Buyer shall retain sole responsibility and will indemnify the Seller Parties for any withdrawal liability assessed upon Seller Parties by the Pension Fund related to the Business, other than any withdrawal liability assessed by the Pension Fund upon the Seller Parties prior to the Closing, provided that (i) the Seller Parties shall notify the Buyer in writing as soon as practicable and within five days after receipt of any correspondence from the Pension Fund and (ii) if requested by the Buyer, the Seller Parties shall cooperate in good faith in connection with requesting any information for the Pension Fund and providing Buyer with any records in its possession relating to any potential withdrawal liability.
Section 7.03    Transfer of Offered Employees and Transferred Employees.
(a)No less than ten (10) Business Days prior to, and effective as of, the Closing Date, Buyer shall, or shall cause one of its Subsidiaries to, offer employment to each Offered Employee who (i) is actively employed on such date or is absent from employment due to vacation or temporary illness not reasonably expected to exceed fifteen (15) days (the “Current Offered Employees”), or (ii) (A) is absent from work due to an authorized or protected leave of absence (including but not limited to a leave of absence due to a short-term or long-term disability), and (B) has the right to return to employment following expiration of such absence under applicable Law, effective as of the expiration of the leave (the “Leave Offered Employees” and any Leave Offered Employees located in the United States who are absent from work due to short-term or long-term disability, the “Disability Leave Offered Employees”); provided, however, Buyer’s offer to the Leave Offered Employees may be conditioned upon such Leave Offered Employee’s return to active employment immediately following such absence and within (x) six (6) months of the Closing or such later date as required under applicable Law with respect to any Leave Offered Employees who are not Disability Leave Offered Employees, and (y) the earlier of (1) the date on which such short-term disability or long-term disability ends and (2) the eighteen (18) month anniversary of the Closing with respect to any

Disability Leave Offered Employees. All such offers of employment to (1) Current Offered Employees shall provide for employment with Buyer or a Subsidiary of Buyer to commence effective as of 12:00 a.m., local time, on the day immediately following the Closing Date, and (2) Leave Offered Employees shall provide for employment with Buyer or a Subsidiary of Buyer to commence no later than the expiration of the applicable time periods set forth in the preceding sentence. With respect to each Offered Employee, each such offer of employment will be for a position that is comparable to the type of position held by such Offered Employee, and at the same or reasonably similar geographic location as in effect as of ten (10) Business Days prior to the Closing Date and shall be made on terms and conditions sufficient to avoid statutory, contractual, common law or other severance obligations, other than where such severance is required pursuant to applicable Law or the terms of any applicable Bargaining Agreement, and shall otherwise comply in all respects with applicable Law and the terms of this Section 7.03. For the avoidance of doubt, Buyer shall not be required to make individual offers of employment to any Group Company Employee and the Company and Buyer acknowledge that applicable Law provides that upon purchase of the Transferred Company Equity Interests, the Group Company Employees shall be automatically employed by Buyer or its Affiliates including a Group Company post -Closing); provided, that if any Group Company Employee is a Disability Leave Offered Employee, such individual shall be an Offered Employee, and not an Automatic Transfer Employee, for the purposes of this Agreement. Additionally, Buyer and the Seller Parties acknowledge and agree that, with respect to any Automatic Transfer Employees, no offer of employment will be required for such Automatic Transfer Employees as applicable Law provides for the automatic transfer of the Automatic Transfer Employees at Closing. In the case of Business Employees primarily employed outside the U.S., the Seller Parties, Buyer and its Subsidiaries (including the Group Companies, as applicable following the Closing Date), shall comply with the requirements of this Section 7.03 and any obligations or standards arising under applicable Laws governing the terms and conditions of their employment or severance or termination of employment in connection with the transfer of the Business. No Disability Leave Offered Employee is a Non-U.S. Business Employee.
(b)Each Offered Employee who accepts an offer of employment from Buyer or one of its Subsidiaries and commences employment with Buyer or a Subsidiary of Buyer, together with each Group Company Employee who is employed on the Closing Date, whether such Group Company Employee is actively employed on such date, absent from employment due to vacation or temporary illness not reasonably expected to exceed fifteen (15) days or absent from work due to an authorized or protected leave of absence (including, but not limited to, a leave of absence due to a short-term or long-term disability) with the right to return to employment following expiration of such absence under applicable Law, along with each Automatic Transfer Employee, shall be referred to herein as a “Transferred Employee”. The date an Offered Employee commences employment with Buyer or a Subsidiary of Buyer (including, following the Closing, the Group Companies) shall be referred to herein as the Offered Employee’s “Transfer Date” (and the Transfer Date for a Transferred Employee who is employed on the Closing Date shall be the Closing Date, unless the Closing occurs following the conclusion of the Business Day on the Closing Date, in which case, the Transfer Date for such Transferred Employees shall be the day immediately following the Closing Date; provided, that the Transfer Date for any Leave Offered Employee shall be the date such individual returns to employment as an active employee).
(c)If any Offered Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer or any of its Subsidiaries, each of Buyer and the Company shall, and shall cause their Subsidiaries to, use their reasonable efforts to cause, or cooperate in connection with causing, any such permit, pass or other approval to be obtained and in effect prior to the Closing Date. In the event any such permit, pass or other approval is not obtained and in effect prior to the Closing Date, for a period of twelve (12) months following the Closing Date, each of Buyer and the Company shall, and shall cause its Subsidiaries to, use their reasonable efforts to cause, or cooperate in connection with causing, any such permit, pass or other approval to be obtained.

(d)Until the earlier of (i) the conclusion of the eighteen (18) month period following the Closing Date, and (ii) the date upon which all Disability Leave Offered Employees have become Transferred Employees or are otherwise no longer employed by the Company or any of its non-Group Company Subsidiaries (the “Disability Reimbursement Period”), Buyer and its Affiliates shall be responsible for all DR Costs incurred by the Company and its Subsidiaries following the Closing Date with respect to the Disability Leave Offered Employees. At the conclusion of every calendar month that elapses during the Disability Reimbursement Period (and, in the event that the Disability Reimbursement Period ends prior to the end of a calendar month, at the conclusion of the Disability Reimbursement Period), the Company shall promptly provide to the Buyer and its Affiliates an invoice setting forth all DR Costs incurred by the Company or its Subsidiaries in respect of the Disability Leave Offered Employees during such calendar month, for which Buyer or one of its Affiliates will reimburse the Company or its Subsidiaries, as applicable, in full, in a manner to be mutually agreed upon the Company and Buyer. For purposes of this Section 7.03(d), “DR Costs” shall mean the cost of 401(k) matching contributions, workers’ compensation premiums, short term disability payments, the employer portion of health and welfare premiums and the employer portion of any payroll, social security, unemployment or similar Taxes with respect to any such Disability Leave Offered Employee.
(e)For a period beginning on the Transfer Date and ending on the first anniversary of the Closing Date, each Transferred Employee shall be entitled to receive (while he or she is employed with Buyer or any of its Subsidiaries) (i) at least the same salary and wages that were provided to such Transferred Employee immediately prior to the Closing, and (ii) employee benefits (including, but not limited to, short-term incentive bonus opportunities, retirement and welfare benefits) that are substantially comparable in the aggregate to those employee benefits (including, but not limited to, short-term incentive bonus opportunities, retirement and welfare benefits) provided to such Transferred Employee by the Company or any of its Subsidiaries immediately prior to the Closing; provided; however; for purposes of this Section 7.03(e), severance, retention, equity and equity based awards, retiree medical and change of control bonus plans shall not be taken into account; provided, further, to the extent that the Transferred Employee is a Non-U.S. Business Employee or a Business Employee who primarily provides services outside of the U.S., in no event shall such Transferred Employee be entitled to compensation and benefits under this Section 7.03(e) that are insufficient to satisfy that which is required by applicable Law. Notwithstanding the foregoing, Buyer shall not be obligated to continue to employ any Transferred Employee for any specific period of time following the Closing Date. Except as otherwise specifically provided in this Article VII or to the extent required by applicable Law, effective as of the Transfer Date, the Transferred Employees shall cease all active participation in and accrual of benefits under the Employee Plans, other than the P&E Employee Plans.
(f)The Company and Buyer intend that the transactions contemplated by this Agreement shall not constitute a separation, termination or severance of employment of any Business Employee prior to or upon the consummation of the transactions contemplated herein and that the Business Employees who become Transferred Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date. The Company and Buyer shall use their commercially reasonable efforts to minimize the likelihood of incurring or triggering any severance payment, similar statutory severance or termination payment due to any Business Employees resulting solely from the consummation of the Transaction. Notwithstanding the foregoing, Seller Parties shall bear any costs related to, and shall indemnify and hold harmless Buyer from and against, any claims made by any Offered Employee for any statutory, contractual, civil or common law notice of termination (or pay in lieu), severance or separation benefits and other legally mandated payment obligations (including the employer portion of any employment Taxes, together with any compensation payable during any mandatory termination notice period related thereto), in connection with their transfer of employment(each such claim, a “Severance Claim”), other than any Severance Claims for which Buyer has agreed to indemnify the Seller Parties pursuant to Section 7.03(g). With respect to each Transferred Employee, during the period beginning on the Transfer Date and ending on the first anniversary of the Closing Date, Buyer or its Subsidiaries shall provide severance and termination benefits to each Transferred Employee that are no less favorable than those severance and termination benefits made available to such Transferred Employee by the Company and/or any of its Subsidiaries on the date hereof or as otherwise required by an applicable Bargaining Agreement, in each case, based on such Transferred Employee’s compensation as of such employment termination date after taking into account any service that such Transferred Employee has with Buyer or its Subsidiaries as of the date of such termination of employment, including, for the avoidance of doubt, service credited under Section 7.03(g); provided, however, to the extent that the Transferred Employee is a Non-U.S. Business Employee or a Business Employee who primarily provides services outside of the United States, in no event shall such Transferred Employee be entitled to severance benefits under this Section 7.03(f) that are insufficient to satisfy that which is required by applicable Law; provided, further, any severance or termination benefits may be conditioned upon a release of claims in favor of Buyer and its affiliates in such from as provided by Buyer, to the extent permitted by applicable Law.
(g)Buyer and the Company and their respective Affiliates shall fully comply with and not violate their respective obligations pursuant to the Acquired Rights or other applicable Laws and, subject to the remaining provisions of this Section 7.03(g), shall pay and discharge all respective Losses and Liabilities directly or indirectly related to any non-compliance or violation thereof.  Buyer agrees that it shall assume, and shall indemnify and hold the Seller Parties harmless from and against, all Liabilities and Losses arising out of any Severance Claims by any Offered Employee arising due or related to Buyer’s failure to make offers to any Offered Employee in compliance with the terms of this Agreement or applicable Law; provided, however, that if a Comparable Employment Offer is made, then Buyer and its Affiliates shall not indemnify or hold the Seller Parties harmless with respect to any such Severance Claims and the Seller Parties shall instead indemnify and hold harmless Buyer and its Affiliates with respect to such Severance Claims. “Comparable Employment Offer” means an offer of employment which is made to an Offered Employee in compliance with Section 7.03 of this Agreement.  Buyer, in its discretion, shall be permitted to provide a form of proposed Comparable Employment Offer to the Seller Parties for Seller Parties’ review in good faith in order to confirm compliance with this Agreement, and any such proposed Comparable Employment Offer which has been provided to the Seller Parties shall automatically be deemed to be a Comparable Employment Offer unless the Seller Parties in good faith notify Buyer and its Affiliates in writing within ten (10) days following the date upon which such proposed Comparable Employment Offer has been provided to Seller Parties, specifying the provision or reason why such proposed offer should not be deemed a Comparable Employment Offer.  The Seller Parties agree that they shall assume, and shall indemnify and hold the Buyer harmless against, all Losses and Liabilities directly or indirectly related to the Company, its Affiliates or any of the Restructuring Transferred Companies’ failure to comply with its obligations pursuant to the Acquired Rights (including any failure to inform and consult with affected employees) and any Losses or Liabilities (including severance payments, legal and other professional fees and expenses) which Buyer may suffer, sustain, incur, pay or be put to arising from or in connection with either, the transfer to a Transferred Restructuring Company of any person who is not a Business Employee working wholly or mainly for the Business, or the transfer by virtue of the Acquired Rights to Buyer of the employment of any employee of the Company or any of its Affiliates other than the Business Employees.
(h)For purposes of participation of a Transferred Employee in a Buyer Benefit Plan, Buyer shall, or shall cause its Subsidiaries to, use reasonable best efforts to credit each Transferred Employee with all years of service for which such Transferred Employee was credited before the Closing Date with the Company or any of its Subsidiaries for purposes of eligibility to participate and vesting of benefits under any comparable Employee Plans, except to the extent such credit would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, Buyer shall, or shall cause its Affiliates to, use reasonable best efforts such that, for purposes of each Buyer Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, all pre-

existing condition exclusions and actively-at-work requirements of such Buyer Benefit Plan shall be waived for such Transferred Employee and his or her covered dependents, and any eligible expenses incurred by such Transferred Employee and his or her covered dependents during the portion of the plan year of the Employee Plan ending on the date such Transferred Employee’s participation in the corresponding Buyer Benefit Plan begins shall be taken into account under such Buyer Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Buyer Benefit Plan, to the extent permitted under the terms of such Buyer Benefit Plan and to the extent it would have been credited under the analogous Employee Plan in which the Transferred Employee was eligible to participate as of immediately prior to the Closing.
(i)Buyer shall, or shall cause its Subsidiaries (including, following the Closing, the Group Companies) to, credit each of the Transferred Employees with an amount of paid vacation time and sick leave days following the Closing Date equal to the amount of vacation time and sick leave days each such Transferred Employee has accrued but not yet used or cashed out as of the Closing Date under the Company’s or its Subsidiaries’ vacation and sick leave policies as in effect immediately prior to the Closing Date; provided, that such paid vacation time and sick leave days shall be treated as current Liabilities in the Closing Statement and the Purchase Price on a dollar-for-dollar basis, other than Liabilities that are scheduled to be paid out by the Closing Date in accordance with the following sentence. In the event that any Transferred Employee is entitled under applicable Law to be paid for any vacation days and paid time off days accrued but not yet taken by the Transferred Employee as of the Closing Date with respect to the calendar year in which the Closing Date occurs or with respect to any prior calendar year, the Company will be solely responsible for such Liability and shall pay all such amount to such Transferred Employee by the Closing Date.
Section 7.04    401(k) Plan. Buyer shall maintain or establish a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”). As of the Closing, to the extent that no 401(k) plan exists that is a Group Company Employee Plan, Buyer shall provide the Transferred Employees who are participants in the Company’s qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Company’s 401(k) Plan”), with the opportunity to elect a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of their account balance (including earnings thereon through the date of transfer and promissory notes evidencing all outstanding loans) in accordance with applicable Law. The Company shall make the match for any Transferred Employees for all periods prior to and including the Closing Date and shall fully vest such amounts. Buyer and the Company shall reasonably cooperate to work together in good faith in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for the Transferred Employees who timely elect to roll over their account balances, including notes, directly into a Company 401(k) Plan. Buyer shall provide that each Transferred Employee shall be immediately eligible to participate in the Buyer 401(k) Plan.
Section 7.05    Pension Plan Benefits.
(a)No assets or liabilities with respect to the Transferred Employees shall be transferred as a result of this Agreement from the defined benefit pension plan maintained by the Company or any of its Subsidiaries for Business Employees and identified as such in Section 7.05(a) of the Company Disclosure Letter (each, a “Company DB Plan”) to any plan or arrangement established by Buyer or any Subsidiary of Buyer, and, as of the Closing, no Transferred Employees shall accrue additional benefits under the applicable Company DB Plan (to the extent such accruals have not already ceased). Benefits accrued by the Transferred Employees under the applicable Company DB Plan through the Closing shall be fully vested as of the Closing and shall be payable to such Transferred Employees pursuant to the terms of, and at the time and in the amounts provided under, the applicable Company DB Plan, as may be amended from time to time.
(b)For the avoidance of doubt, any Liability associated with any defined benefit or post-employment payment or benefit made available to or provided to any Transferred Employee pursuant to any statutory or governmental mandate that would qualify as an Employee Plan (notwithstanding that such benefits are excluded from the definition of “Employee Plans” for purposes of this Agreement) under any Company DB Plan set forth on Section 7.05(b) of the Company Disclosure Letter shall become a Liability of Buyer following the Closing and Buyer shall provide or make available such benefits to Transferred Employees following the Closing in accordance with applicable Law.
(c)From and after the Closing, the Company shall indemnify and hold harmless each Buyer Indemnified Party from any and all Liabilities or Losses imposed on or incurred by any Buyer Indemnified Party (whether by court order, an order of the UK Pensions Regulator or otherwise) to or in respect of any one or both of the UK defined benefit occupational pension plans known as the SPX UK Pension Plan (including any such Liabilities or Losses which arise in the SPX UK Pension Scheme as a result of the bulk transfer from the SPX UK Pension Plan to the SPX UK Pension Scheme) or the Dezurik International - Stanplan F.
Section 7.06    Equity-Based Awards. To the extent that any Business Employee who is intended to be a Transferred Employee holds any equity-based incentive awards in the Company (the “Company Equity Awards”) under the SPX FLOW, Inc. Stock Compensation Plan (the “Company Equity Plan”) that are subject to time-based vesting conditions (the “Time-Vesting Company Equity Awards”) as of immediately prior to the Closing, notwithstanding any language in the Company Equity Plan or any award agreements thereunder to the contrary, the Company shall take, or cause to be taken, all action necessary to (i) accelerate the vesting of the portion of each such Time-Vesting Company Equity Award that would have vested pursuant to its terms as of the later of (A) the first anniversary of the Closing Date, and (B) March 31, 2021, and (ii) provide for the cancellation and forfeiture for no consideration of any Time-Vesting Company Equity Awards that remain unvested after the application of the foregoing clause (i). To the extent that any Business Employee who is intended to become a Transferred Employee holds Company Equity Awards that are subject to performance-based vesting conditions (the “Performance-Vesting Company Equity Awards”) as of immediately prior to the Closing, notwithstanding any language in the Company Equity Plan or any award agreements thereunder to the contrary, the Company shall take, or cause to be taken, all action necessary to (x) cause all Performance-Vesting Company Equity Awards granted during 2017 that are subject to “Total Shareholder Return” performance thresholds to vest based on actual performance relative to such thresholds, determined as of the conclusion of the applicable performance period (which determination is expected to occur in January 2020 for the awards granted during 2017), (y) cause all Performance-Vesting Company Equity Awards granted during 2017 that are subject to “Return on Invested Capital” performance thresholds to vest based on actual performance relative to such thresholds, determined as of the conclusion of the applicable performance period (which determination is expected to occur in March 2020 for the awards granted during 2017), and (z) provide for the cancellation and forfeiture for no consideration of any Performance-Vesting Company Equity Awards that remain unvested after the application of the foregoing clauses (x) and (y) (and, in the case of the treatment prescribed in clauses (x) and (y), notwithstanding any language in the Company Equity Plan or any award agreements thereunder that requires the holder to remain employed by the Company or one of its Subsidiaries as of the conclusion of such performance period in order for such Performance-Vesting Company Equity Awards to be eligible to vest). The Seller Parties shall be solely responsible for all obligations and payments to any Transferred Employees who hold vested Company Equity Awards (including, for the sake of clarity, the Special Company Equity Awards and the Time-Vesting Company Equity Awards and Performance-Vesting Company Equity Awards whose vesting is described in this Section 7.06) immediately prior to the Closing and any obligations and payments in respect of the employer portion of any payroll, social security unemployment or similar taxes associated therewith (including, if applicable, the net cost to the relevant Group Company of the Apprenticeship Levy in the U.K).
Section 7.07    Nonqualified Deferred Compensation. Prior to the Closing Date, the Company shall take, or cause to be taken, all action necessary to terminate and liquidate the portion of the SPX FLOW Supplemental Retirement Savings Plan that related to any Transferred Employee, in the manner required by Treas. Reg. § 1.409A-3(j)(4)(ix)(B).
Section 7.08    Allocation of Employment Liabilities.
(a)Except with respect to any Liabilities that transfer to Buyer or any of its Subsidiaries pursuant to applicable Law (including any Liabilities relating to any current or former Business Employee of a Group Company or any P&E Employee Plan which is being assumed by Buyer or one of its Subsidiaries in connection with the Transaction) or as otherwise specifically provided in this Agreement (including, for the sake of clarity, Section 7.03(f) and Section 7.08(c)), the Seller Parties shall assume or retain, as applicable, Liability and responsibility for all employment and employee-benefit related Liabilities, obligations, claims or losses that arise as a result of an event or events that occurred prior to the Closing Date (including any Liabilities arising out of the Restructuring) that relate to any current or former Business Employees (or any dependent or beneficiary of any Business Employee) who do not become Transferred Employees. The Company shall bear any costs related to, and shall indemnify and hold harmless Buyer and its Subsidiaries from and against any claims related to, the Liabilities assumed or retained by the Seller Parties pursuant to the immediately preceding sentence.
(b)Except as otherwise specifically provided in this Agreement (including, for the sake of clarity Section 7.03(g), Section 7.08(a) or Section 7.08(c)), effective as of the Closing Date, Buyer or its Subsidiaries (including the Group Companies) shall assume or retain, as applicable, and be solely responsible for all employment and employee-benefits related Liabilities, obligations, claims or losses that relate to any Transferred Employee (or any dependent or beneficiary of any Transferred Employee regardless of when such Liabilities, obligations, claims, or losses arise.
(c)The Seller Parties shall retain all Liabilities and obligations for all short- and long-term disability, medical, U.S. retiree medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims incurred by Business Employees on or prior to the Closing Date that are covered under the terms of the applicable Plans, except that Buyer and its Subsidiaries shall be responsible for such claims to the extent such claims relate to a P&E Employee Plan. Buyer and its Subsidiaries shall be solely responsible, and shall bear all liability for all claims incurred after the Closing Date by the Transferred Employees and their eligible dependents for short- and long-term disability, medical, U.S. retiree medical with respect to any Transferred Employees who retire following the Closing Date (solely to the extent such individual is eligible for retiree medical), prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims. For these purposes, a claim shall be deemed to be incurred: (i) in the case of short- or long-term disability benefits (including related health benefits), at the time of the injury, sickness or other event giving rise to the claim for such benefits, (ii) in the case of medical, prescription drug, dental or vision benefits, at the time professional services, equipment or prescription drugs covered by the applicable plan are obtained, (iii) in the case of life insurance benefits, upon death, and (iv) in the case of accidental death and dismemberment benefits, at the time of the accident. Buyer shall assume or retain all Liabilities and obligations for all workers’ compensation claims incurred by Transferred Employees, regardless of when incurred.

(d)Notwithstanding Section 7.08(c), solely to the extent that the Closing occurs after December 31, 2019, and as of immediately prior to the Closing, the Transferred Employees continue to participate in a flexible spending account sponsored by the Company or one of its Subsidiaries that is not a Group Company Employee Plan, Seller Parties and Buyer shall take all actions reasonably necessary to, effective as of the Closing Date, (i) create one or more flexible spending accounts of Buyer or one of its Affiliates (each, a “Buyer FSA Plan”) that will be substantially similar to the flexible spending account or accounts of the Company or any of its Subsidiaries in which the Transferred Employees participate immediately prior to Closing solely with respect to employees located in the U.S. (each, a “Seller FSA Plan”) and (ii) cause an FSA Transfer (as defined below) of each Transferred Employee’s account (if any) under the Seller FSA Plans to the Buyer FSA Plans. An “FSA Transfer” involves Buyer or any of its Affiliates (x) effectuating the election of the Transferred Employee in effect under the Seller FSA Plan immediately prior to the Closing Date, and (y) assuming responsibility for administering and paying under the Buyer FSA Plans all eligible reimbursement claims of the Transferred Employee incurred in the calendar year in which the Closing Date occurs that are submitted for payment on or after the Closing Date, whether such claims arose before, on or after the Closing Date. In connection with the FSA Transfer, Sellers shall transfer or cause to be transferred to Buyer or any of its designated Affiliates an amount in cash equal to (A) the sum of all contributions to the Seller FSA Plans made with respect to the calendar year in which the Closing Date occurs by or on behalf of each Transferred Employee prior to the Closing Date, reduced by (B) the sum of all claims incurred by the Transferred Employees under the Seller FSA Plans during the calendar year in which the Closing Date occurs; provided, that in no event shall such amount in cash be less than $0.
(e)The Company covenants that the transfer of the Transferred Employees to the India NewCo pursuant to the Restructuring shall be effected in a manner such that each of the Transferred Employees are (i) transferred with continuity of service and (ii) entitled to wages and benefits and terms of employment no less favorable than what such Transferred Employee is entitled to prior to the date of completion of the India Restructuring.
Section 7.09    WARN Act. Each Party shall, and shall cause its respective Subsidiaries to, cooperate and use their respective reasonable best efforts to minimize any Obligation resulting from the WARN, or under any similar federal, state or local Law or regulation, in each case, with respect to any “plant closing” or “mass layoff” (as defined in WARN) or group termination or similar event affecting Employees or penalty to the Company for any employment terminations under applicable Law in connection with the Transaction. Buyer agrees to provide, or cause its Affiliates to provide, any required notice under the WARN Act and to otherwise comply with WARN Act (including as a result of the transactions contemplated by this Agreement) with respect to the Transferred Employees and the Business after the Closing Date.
Section 7.10    Bargaining Agreements. Buyer and the Company shall, and shall cause their respective Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group, or Governmental Entity where so required under applicable Law; provided, that in no case shall this result in a material increase in cost to Buyer without Buyer’s consent. The Company shall regularly review with Buyer the progress of the notifications, consultations and negotiations with each works council, union, labor board, employee group and Governmental Entity regarding the effect, impact or timing of the transactions contemplated by this Agreement. Buyer and the Company shall, and shall cause their respective Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees. Buyer or its applicable Affiliate shall become a party to any Bargaining Agreement with respect to any Transferred Employee (to the extent required by applicable Law or the terms of such Bargaining Agreement or other labor Contracts) and shall, or shall cause its Affiliates to, be responsible for all Liabilities related to periods after the Closing arising under any Bargaining Agreement with respect to any Transferred Employee; provided, however, the incurrence of any unusual or non-ordinary course material Liabilities and the creation or assumption of any unusual or non-ordinary course material Obligations, in each case, in connection with the Transaction shall be subject to Buyer’s consent. Buyer shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the currently applicable Bargaining Agreement to continue to apply.
Section 7.11    Bonuses.
(a) Buyer or one of its Affiliates shall pay, or cause to be paid, to each Transferred Employee who is eligible to receive an annual bonus in respect of the Company’s fiscal year 2019 pursuant to the Company’s Enterprise Incentive Plan, an amount equal to his or her annual bonus under the Company’s Enterprise Incentive Plan earned through the Closing, as accrued and reflected in Final Net Working Capital (the “Earned EIP Bonuses”). The Earned EIP Bonuses shall be paid, or be caused to be paid, by Buyer or one of its Affiliates no later than March 15, 2020 (the “EIP Payment Date”) to such individuals and in such amounts as directed by the Company on a schedule to be delivered by the Company to Buyer as soon as practicable prior to the EIP Payment Date (the “EIP Schedule”), provided that the aggregate amounts set forth on the EIP Schedule shall not exceed the amounts accrued and reflected in Final Net Working Capital in respect thereof.
(b)In addition, Buyer or one of its Affiliates shall pay, or cause to be paid, to each Transferred Employee who is eligible to receive a bonus, commission, or other cash-based incentive award pursuant to a Company Bonus Plan (a “Potential Bonus Recipient”) such bonus, commission, or other cash-based incentive award, to the extent earned pursuant to the terms of the applicable Company Bonus Plan (the “Earned Bonus”), at the time, and in the manner, prescribed by the applicable Company Bonus Plan (or, if applicable, pursuant to the past practices of the Company related to payment of awards under the Company Bonus Plan) under which the Potential Bonus Recipient has earned his or her Earned Bonus, with such Earned Bonuses to be paid based on the amounts accrued and reflected in Final Net Working Capital in respect thereof. For this purpose, the term “Company Bonus Plan” includes each Employee Plan that is a bonus, commission, or other cash-based incentive plan or program in effect as of immediately prior to the Closing in which any Transferred Employee participates (other than the Company’s Enterprise Incentive Plan), which Company Bonus Plans are set forth on Section 7.11(b) of the Company Disclosure Letter. Notwithstanding the foregoing, to the extent that a Potential Bonus Recipient’s Earned Bonus pursuant to a Company Bonus Plan is calculated in part based on achievement under the Company’s Enterprise Incentive Plan, such portion of any such Earned Bonus shall be paid, or be caused to be paid, by Buyer or one of its Affiliates on or before the EIP Payment Date to such Potential Bonus Recipients and in such amounts as directed by the Company to Buyer on the EIP Schedule.
Section 7.12    COBRA. Following the Closing Date, Buyer and its Affiliates shall be solely and entirely responsible for providing continuation coverage to the extent required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar U.S. state group health plan continuation Law (collectively, “COBRA”), to all Transferred Employees (including any beneficiaries or dependents thereof) who become entitled to COBRA coverage with respect to qualifying events that occur after the Closing Date. The Company and its Affiliates shall be solely and entirely responsible for providing continuation coverage to the extent required under COBRA to all Business Employees (including any beneficiaries or dependents thereof) who become entitled to COBRA coverage with respect to qualifying events that occur on or prior to the Closing Date.

Section 7.13    Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from Buyer or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and comment of the Company and their Affiliates prior to such materials being distributed to any Business Employees, and Buyer shall cooperate in good faith in revising such communication in a mutually agreeable manner.
Section 7.14    Restrictive Agreements. To the extent permitted by applicable Law, the Company shall, and shall cause its Affiliates to, assign to Buyer and its applicable Affiliates the right to enforce any provisions in any agreement that relates exclusively to the Business and to which any former Business Employee or Business Employee who does not become a Transferred Employee is bound and for any Transferred Employee, to the extent such provision relates primarily or exclusively to the Business, including any assignment of inventions, work made for hire, confidentiality, non-competition or non-solicitation provisions contained in any such agreements and the Company and its Affiliates shall not enforce any such restriction against such Transferred Employees absent Buyer’s consent.
Section 7.15    Foreign Benefits Plans. With respect to any Transferred Employees who are based outside of the United States or covered by the Bargaining Agreements, Buyer’s obligations under this Article VII shall be modified to the extent necessary to comply with the Bargaining Agreements and the applicable Laws of the foreign countries and political subdivisions thereof in which such Transferred Employees are based.
Section 7.16    Third Party Beneficiaries. Nothing in this Agreement shall (a) create any third-party beneficiary rights in a Business Employee (or any of beneficiary or dependents thereof) with respect to compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Employee by Buyer or any of its Subsidiaries (including, following the Closing, the Group Companies) or under any Buyer Benefit Plan, (b) prevent Buyer or a Subsidiary of Buyer (including, following the Closing, the Group Companies), after the Closing, from terminating the employment of any Transferred Employee, or (c) otherwise be construed in any way as a modification or amendment of the provisions of any Employee Plan.
ARTICLE VIII
CONDITIONS TO CLOSING
Section 8.01    Conditions to Each Party’s Obligations. The obligation of the Company on the one hand, and Buyer on the other hand, to consummate the Transactions shall be subject to the satisfaction, at or before the Closing, of each of the following conditions:
(a)there shall not be in effect any Law, temporary restraining order, executive order, decree, ruling, judgment or injunction or other Order of a court or other Governmental Entity of competent jurisdiction enjoining, prohibiting or preventing the consummation of the transactions contemplated by this Agreement; and
(b)all (i) applicable waiting periods under the HSR Act relating to the transactions contemplated hereunder shall have expired or been terminated, and (ii) applicable waiting periods or clearances, approvals and consents required pursuant to or under the Other Regulatory Approval Laws listed on Schedule 9 attached hereto shall have expired or been terminated or obtained, as applicable (the foregoing, collectively, the “Mandatory Regulatory Approvals”).
Section 8.02    Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions shall be subject to the satisfaction or the Company’s waiver in its sole discretion, at or before the Closing, of each of the following conditions:
(a)the representations and warranties of Buyer in Section 4.01 (Organization and Good Standing), Section 4.02 (Authorization) and Section 4.12 (Brokers and Finders) (collectively, the “Fundamental Buyer Representations”) shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent that any such representation or warranty is expressly made as of a specified date, in which case such representation or warranty shall be so true and correct in all material respects as of such specified date);
(b)the representations and warranties of Buyer (other than the Fundamental Buyer Representations) contained in this Agreement (without giving effect to any “material” or similar materiality qualifications contained in such representations and warranties) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent that any such representation or warranty is expressly made as of a specified date, in which case such representation or warranty shall be so true and correct as of such specified date), except for where the failure to be true and correct would not reasonably be expected to prevent or materially impair or delay the consummation of the Transactions;
(c)the covenants contained in this Agreement required to be complied with by Buyer at or before the Closing shall have been complied with in all material respects; and
(d)the Company shall have received a certificate signed by an authorized officer of Buyer, dated the Closing Date, with respect to Buyer’s satisfaction of the conditions set forth in Section 8.02(a) - Section 8.02(c).
Section 8.03    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Transactions shall be subject to the satisfaction or Buyer’s waiver in its sole discretion, at or before the Closing, of each of the following conditions:
(a)(i) the representations and warranties of the Company in Section 3.01(a) and Section 3.01(b) (Organization and Good Standing), Section 3.02 (Authorization), and Section 3.26 (Brokers and Finders) (collectively, the “Fundamental Company Representations”) shall be true and correct in all material respects (except to the extent that any such representation or warranty is expressly made as of a specified date, in which case such representation or warranty shall be so true and correct in all material respects as of such specified date) and (ii) the representations and warranties of the Company in Section 3.03(a) and Section 3.03(b) (Capitalization), Section 3.04(a) (Ownership of the Transferred Company Equity Interests and the Transferred JV Company Equity Interests), (collectively, the “Company Capitalization Representations”) shall be true and correct in all respects except with respect to de minimis inaccuracies as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of a specified date, in which case such representation or warranty shall be so true and correct in all material respects as of such specified date);
(b)the representations and warranties of the Company (other than the Company Capitalization Representations and the Fundamental Company Representations) contained in this Agreement (without giving effect to any “material”, “Material Adverse Effect”, or similar materiality qualifications contained in such representations and warranties) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent that any such representation or warranty is expressly made as of a specified date, in which case such representation or warranty shall be so true and correct as of such specified date), except for such failures to be true and correct would not reasonably be expected to have an Material Adverse Effect;
(c)the covenants contained in this Agreement required to be complied with by the Company at or before the Closing shall have been complied with in all material respects;
(d)since the date of this Agreement, there shall have been no effect or change that has had, individually or in the aggregate, a Material Adverse Effect; and
(e)Buyer shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, with respect to the Company’s satisfaction of the conditions set forth in Section 8.03(a) - Section 8.03(d).
Section 8.04    Frustration of Closing Conditions. Neither the Company nor Buyer may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated by this Agreement, on the failure of any condition set forth in this Article VIII to be satisfied if such failure has been caused by such Party’s failure to act in good faith or perform any covenant or obligation required by this Agreement to be performed or complied with by it at or prior to the Closing.
Section 8.05    Waiver of Closing Conditions. The conditions to each of the Parties’ obligations to consummate the Transaction are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. Upon the occurrence of the Closing, any condition set forth in this Article VIII that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.
ARTICLE IX
TERMINATION
Section 9.01    Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated before the Closing:
(a)by the mutual written consent of the Company and Buyer;
(b)by the Company, if Buyer shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Buyer that would cause any condition set forth in Section 8.02 not to be satisfied, such condition is incapable of being satisfied by the Termination Date and such breach or failure shall not have been cured by Buyer on or before the earlier of (x) the Termination Date, and (y) the date that is thirty (30) days following written notice from the Company to Buyer regarding such breach or failure; provided, however, that the Company may only terminate this Agreement pursuant to this Section 9.01(b) if, at the time of termination, the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; or
(c)by Buyer, if the Company shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to the Company that would cause any condition set forth in Section 8.03 not to be satisfied, such condition is incapable of being satisfied by the Termination Date and such breach or failure shall not have been cured on or before the earlier of (x) the Termination Date, and (y) the date that is thirty (30) days following written notice from Buyer to the Company regarding such breach or failure; provided, however, that Buyer may only terminate this Agreement pursuant to this Section 9.01(c) if, at the time of termination, Buyer is not then in material breach of its representations, warranties, covenants or agreements in this Agreement;
(d)by either the Company or Buyer if:
(i)the Closing shall not have occurred by July 24, 2020, subject to extension by the mutual written agreement of the Company and Buyer (the “Termination Date”); provided, that no Party may terminate this Agreement pursuant to this Section 9.01(d)(i) if such Party’s breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by the Termination Date; or
(ii)any Law shall have been adopted or promulgated, or any final, non-appealable Order shall have been issued by a Governmental Entity having the effect of enjoining, prohibiting or preventing the consummation of the transactions contemplated by this Agreement.
Section 9.02    Notice of Termination. In the event that either Buyer or the Company desire to terminate this Agreement pursuant to Section 9.01, such Party shall give written notice of such termination to the other Party.
Section 9.03    Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any Party hereto (or any of its Representatives or Affiliates), except that the obligations in Section 5.15 (Confidentiality), this Section 9.03 and Article X will survive any such termination of this Agreement; provided, however, that nothing herein shall relieve any Party hereto from any liability or damages resulting from a Willful Breach of any covenant contained in this Agreement, in which case the non-breaching Party shall be entitled to all rights and remedies available at Law or in equity.
ARTICLE X
MISCELLANEOUS
Section 10.01    Survival. The representations, warranties, covenants and agreements of the Parties in this Agreement and in any instrument delivered by the Parties pursuant to this Agreement shall terminate at the Closing or, except as provided in Section 9.03, upon the termination of this Agreement pursuant to Article IX; provided, that this Section 10.01 shall not limit any covenant or agreement of the Parties that by its express terms contemplates performance as of or after the Closing or after the termination of this Agreement; provided, further, that notwithstanding anything in this Section 10.01 to the contrary, the indemnification obligations set forth in Section 6.05(a) and the representations and warranties set forth in Section 3.11(k), Section 3.11(l), Section 3.11(r) and Section 3.11(x) shall survive the Closing until thirty (30) days after the expiration of the applicable statute of limitations (including extensions) in accordance with Section 6.05(d) and the indemnification obligations set forth in Section 7.05(c) shall surviving the Closing until thirty (30) days after the expiration of the applicable statute of limitations. Following the Closing, no Party shall have any liability for the inaccuracy or breach of any representation or warranty contained in this Agreement or in any instrument delivered by the Parties pursuant to this Agreement.
Section 10.02    Expenses. Except as otherwise specified herein (including Section 5.02(a), Section 5.03, Section 5.06 and Section 5.07) or any other Transaction Document or Restructuring Document, each

Party will pay its own costs and expenses, including legal, consulting, financial advisor and accounting fees and expenses, incurred in connection with the Transactions, irrespective of when incurred or whether or not the Closing occurs.
Section 10.03    Modifications and Amendments. This Agreement (or the Schedules or Exhibits hereto) shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by each of the Parties; provided, that, to the extent applicable, the provisions set forth in this Section 10.03, Section 10.06, Section 10.07, Section 10.11 and Section 10.17 (and any related definitions insofar as they affect such Sections) may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Debt Financing Sources, in each case, without the prior written consent of the Debt Financing Sources.
Section 10.04    Waiver. At any time before the Closing, either the Company or Buyer may (a) extend the time for the performance of any obligation or other acts of the another Party hereto, (b) waive in writing any breaches or inaccuracies in the representations and warranties of another Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive in writing compliance with any covenant, agreement or condition contained in this Agreement but such waiver of compliance with any such covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under any Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
Section 10.05    Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
Section 10.06    Governing Law. This Agreement shall be governed by the law of the State of New York without reference to the choice of law doctrine of such state. Each of the parties hereto agree (on behalf of itself, its Subsidiaries and each of its and their respective stockholders, partners, members, Affiliates, directors, offices, employees, agents and representatives) that any Actions that may arise out of or relate to the Debt Financing or involve the Debt Financing Sources whether in law or in equity, whether in contract or in tort or otherwise, shall be exclusively governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.
Section 10.07    Jurisdiction; Waivers.
(a)All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the United States District Court for the Southern District of New York. The Parties hereby (i) submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the transactions may not be enforced in or by the above-named court. Each of the parties hereto agrees (on behalf of itself, its Subsidiaries and each of its and their respective stockholders, partners, members, Affiliates, directors, officers, employees, agents and representatives) that it will not bring or support any Action, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any other related transactions in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).
(b)IN CONNECTION WITH ANY DISPUTE HEREUNDER OR ANY OF THE TRANSACTIONS RELATED HERETO, EACH PARTY WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY (INCLUDING, BUT NOT LIMITED TO, ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR IN ANY WAY RELATING TO ANY DEBT FINANCING OR DEBT FINANCING SOURCE).
(c)IN CONNECTION WITH ANY DISPUTE HEREUNDER, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, EACH PARTY HERETO WAIVES ANY CLAIM FOR ATTORNEYS’ FEES AND COSTS AND PREJUDGMENT INTEREST FROM THE OTHER.
Section 10.08    Performance.
(a)The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not fully performed in accordance with their specific terms or were otherwise breached, and that monetary damages or legal remedies, even if available, would not be an adequate remedy therefor. Therefore, it is accordingly agreed that, in addition to any other remedies, each Party shall be entitled to equitable relief, including an injunction or injunctions to prevent or restrain any breach of threatened breach of this Agreement by the other Party and to enforce specifically the terms and conditions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any Party hereto, in the courts specified in Section 10.07(a), and appropriate injunctive relive may be applied for and granted in connection therewith. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity, and each Party hereby waives any such defenses. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction, and each Party hereby waives any requirement that such other Party post a bond or other security as a prerequisite to obtaining equitable relief. Except as otherwise provided by Law, any delay or omission by either Party in exercising any right or remedy accruing upon any breach of this Agreement shall not impair any right or remedy of such Party or constitute a waiver of or acquiescence in any such breach.
(b)Notwithstanding anything to the contrary set forth in this Agreement, it is explicitly agreed that the right of the Company to obtain an injunction, or other appropriate form of equitable relief, to cause, or to cause Buyer to cause, the Equity Financing to be funded to complete the Closing (but not the right of the Company to obtain an injunction, or other appropriate form of equitable relief, for any other reason) at any time shall be subject to the requirement that (i) Buyer is required to complete the Closing pursuant to Section 2.01, (ii) Buyer has failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.01, and (iii) the Company has confirmed in writing to Buyer that if specific performance is granted and the Equity Financing is funded, then the Sellers will take such actions as are required of them in this Agreement to cause the Closing to occur.

(c)Each Party further agrees that (i) by seeking the remedies provided for in this Section 10.08, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement, including under the terms and conditions of the Equity Commitment Letter, and (ii) nothing set forth in this Section 10.08 shall require any Party to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this Section 10.08 prior or as a condition to exercising any termination right under Article IX, nor shall the commencement of any Action pursuant to this Section 10.08 or anything set forth in this Section 10.08 restrict or limit any party’s right to terminate this Agreement, in accordance with the terms of Section 9.03 or pursue any other remedies under this Agreement or the Equity Commitment Letter that may be available then or thereafter.
Section 10.09    Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by prepaid overnight courier (providing written proof of delivery), or by confirmed electronic mail, addressed as follows:
If to the Company, to:
SPX FLOW, Inc.
13320 Ballantyne Corporate Place
Charlotte, NC, 28277
Attn: Peter Ryan, Vice President, Secretary and General Counsel
Email: Peter.Ryan@spxflow.com
with a copy (which shall not constitute notice) to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn: Philip Richter
Maxwell Yim
Email: Philip.Richter@friedfrank.com
Maxwell.Yim@friedfrank.com
If to Buyer, to:

Boardwalk Parent, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019
Attn: Laurie D. Medley
Email: lmedley@apollo.com
with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attn: Brian P. Finnegan
Email: bfinnegan@paulweiss.com
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 10.10    Entire Agreement. This Agreement (including any Exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement, dated June 28, 2019, between the Company and Apollo ANRP Management III, LLC, an Affiliate of Buyer (the “Confidentiality Agreement”), and the other Transaction Documents constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.
Section 10.11    No Third-Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder. Notwithstanding anything herein to the contrary, the Debt Financing Sources shall be express third party beneficiaries of this Section 10.11, Section 10.03, Section 10.06, Section 10.07 and Section 10.17 and each of such Sections shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.
Section 10.12    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
Section 10.13    Interpretation; Construction.
(a)The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule, Annex or Exhibit, such reference shall be to a Section of, Schedule to, Annex of or Exhibit to this Agreement unless otherwise indicated. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the word “or” is used in this Agreement, such term shall not be deemed to be exclusive. The words “herein”, “hereof” or “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean “if”. The word “or” shall be disjunctive but not exclusive. All references herein to “$” or “dollars” refer to U.S. dollars and cents. References to “ordinary course” or “ordinary course of business” means ordinary course of business consistent with past practice. Any contract, instrument, Law or other regulation defined or referred to herein means such contract, instrument, law or regulation as from time to time amended, modified or supplemented or otherwise in effect, whether or not so specified, together with any rules or regulations promulgated under any such laws.
(b)The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties , and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
Section 10.14    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, including by way of operation of law or otherwise, by any of the Parties without the prior written consent of the other Party; provided, that Buyer may assign all or any portion of its right to purchase any of the Transferred Company Equity Interests, Transferred JV Company Equity Interests, Cathcart Real Estate Assets or JV Company Loan Rights to any Subsidiary or Affiliate of Buyer (so long as such assignment will not delay or impede Closing); provided, further, that no such assignment shall relieve Buyer of any of its obligations under this Agreement or delay or impede the Closing.
Section 10.15    Company Disclosure Letter. The Parties acknowledge and agree that (a) the inclusion of any items or information in the Company Disclosure Letter that are not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by the Company of any matter in the Company Disclosure Letter shall not be deemed to constitute an indication, admission or acknowledgement by the Company that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant (nor shall it establish a standard of care of materiality for any purpose whatsoever), (c) if any item or information set forth in one Section of the Company Disclosure Letter lists any item or information in such a way as to make its relevance to the disclosure required by or provided in another Section of the Company Disclosure Letter or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other Section or the omission of a reference in the particular representation and warranty to such Section of the Company Disclosure Letter, (d) headings have been inserted in the Company Disclosure Letter for convenience of reference only, (e) the Company Disclosure Letter is qualified in its entirety by reference to specific provisions of this Agreement, (f) the Company Disclosure Letter and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, or create any covenant and shall not expand or enlarge any of the representations or warranties set forth in Article III of this Agreement, and (g) any additional matters set forth for informational purposes do not necessarily include other matters of a similar matters. Neither the specification of any dollar amount in any representation or warranty nor the mere inclusion of any item in any Disclosure Letter as an exception to a representation or warranty shall be deemed an admission by a Party that such item represents an exception or material fact, event or circumstance, or that such item is reasonably likely to result in a Material Adverse Effect.
Section 10.16    Bulk Transfer Laws. Buyer hereby waives, to the fullest extent permitted by applicable Law, compliance by the Company and its Affiliates with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Cathcart Real Estate Assets.
Section 10.17    Waiver of Claims Against Debt Financing Sources. Notwithstanding anything herein to the contrary, the Company (on behalf of itself, its Subsidiaries and each of its and their respective stockholders, partners, members, Affiliates, directors, officers, employees, agents and representatives) hereby irrevocably and unconditionally waives any rights or claims against any Debt Financing Source in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself, its Subsidiaries and each of its and their respective stockholders, partners, members, Affiliates, directors, offices, employees, agents and representatives) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any Action or proceeding against any Debt Financing Source in connection with this Agreement or the transactions contemplated hereby (including any Action or proceeding relating to the Debt Financing). In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company (or any of its stockholders, partners, members, Affiliates, directors, officers, employees, agents and representatives) in connection with this Agreement or the transactions contemplated hereby. Nothing in this Section 10.17 shall in any way (i) expand the circumstances in which Buyer may be liable under this Agreement or as a result of the transactions contemplated hereby (including as a result of the Debt Financing), or (ii) limit or qualify the obligations and liabilities of the parties to any debt commitment letter entered into in connection with the Debt Financing to each other thereunder or in connection therewith.
Section 10.18    Translation of Currencies. In the event that the Parties need to convert non-U.S. currencies to U.S. currency under this Agreement, the relevant U.S. dollar exchange rate shall be determined based on the rate as published on Bloomberg as of the close of business (New York time) as of the Business Day immediately preceding the applicable calculation date.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Company and Buyer have caused this Purchase and Sale Agreement to be executed on the date first written above by their respective duly authorized officers.

THE COMPANY:

SPX FLOW, Inc.

By:	/s/ Peter J. Ryan
Peter J. Ryan
Vice President, Secretary and General Counsel

BUYER:

Boardwalk Parent, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Term	Section
Accountant	2.04(b)
Acquisition Proposal	5.21
Agreement	Preamble
Allocation Component	2.06(a)
Allocation Schedule	2.06(b)
Article 5	6.10(b)
Asset Allocation Schedule	2.06(b)
Balance Sheet Date	3.07(a)
Bankruptcy and Equity Exception	3.02
Base Purchase Price	2.03(a)
Business Guarantee	5.07(f)
Business Infrastructure	5.26
Business Infrastructure Expense Cap	5.26
Business Infrastructure Expenses	5.26
Business Insurance Policies	3.20(a)
Business Insurance Policy	3.20(a)
Business IP	3.14(b)
Business Permit	3.10(a)
Business Permits	3.10(a)
Buyer	Preamble
Buyer 401(k) Plan	7.04
Buyer FSA Plan	7.08(d)
Buyer Releasee	5.11(c)
Buyer Releasor	5.11(a)
Buyer Replacement Contracts	5.06(a)
Buyer Taxes	6.05(a)
Calculation Principles	2.03(b)
Cathcart Real Estate Business	6.10(c)(ii)
Census	3.13(g)
Chain of Title Clean-up	5.25(a)
Claims Based Policies	5.10
Closing	2.01
Closing Date	2.01
Closing Statement	2.04(a)
Closing Statement Relief	6.05(a)
COBRA	7.12
Company	Preamble
Company Bonus Plan	7.11(b)
Company Capitalization Representations	8.03(a)
Company Controlled Privileges	5.13(d)
Company DB Plan	7.05(a)
Company Disclosure Letter	Article III
Company Equity Awards	7.06
Company Equity Plan	7.06
Company Indemnitors	5.16(c)
Company Marks	5.12(a)
Company Releasee	5.11(a)
Company Releasor	5.11(c)
Company’s 401(k) Plan	7.04

Company-Held Insurance Policies	3.20(a)
Company-Held Insurance Policy	3.20(a)
Competing Products	5.20(a)
Confidentiality Agreement	10.10
Consideration Allocation Schedule	2.06(a)
Consultation Period	2.04(b)
Copyrights	1.01
Corporate Name	5.12(b)
Current Offered Employees	7.03(a)
D&O Agreements	5.16(a)
D&O Indemnified Parties	5.16(a)
D&O Insurance Policies	5.16(a)
Debt Financing	5.19(a)
Debt Financing Information	5.19(a)(v)
Disability Leave Offered Employees	7.03(a)
Disability Reimbursement Period	7.03(d)
DOJ	5.02(a)
Draft Consideration Allocation Schedule	2.06(a)
Earned Bonus	7.11(b)
Earned EIP Bonuses	7.11(a)
EIP Payment Date	7.11(a)
EIP Schedule	7.11(a)
Equity Financing	1.01
Equity Seller	Recitals
Equity Seller IP Registrations	3.14(a)
Equity Sellers	Recitals
Estimated Closing Statement	2.03(c)
Estimated Net Debt	2.03(c)
Estimated Net Working Capital	2.03(c)
Estimated Transaction Expenses	2.03(c)
Existing Inventory	5.12(c)(ii)
Existing Stock	5.12(c)(i)
Final Net Debt	2.04(a)
Final Net Working Capital	2.04(a)
Final Transaction Expenses	2.04(a)
Financial Information	3.07(a)
FLSA	3.13(c)
Foreign Benefit Plan	3.12(i)
Foreign Benefit Plans	3.12(i)
France Acceptance Notice	2.09(b)
France Purchase Price	2.09(b)
French Investment Approval	2.09(b)
French Offer	2.09(b)
French Offer Letter	2.09(b)
French Transferred Company	2.09(a)
FSA Transfer	7.08(d)
FTC	5.02(a)
Fundamental Buyer Representations	8.02(a)
Fundamental Company Representations	8.03(a)
Governmental Entity	3.06

GPA	6.11(a)
Group Companies	Recitals
Group Company	Recitals
Group Company Books and Records	5.14(a)
Group Company Employee Plan	3.12(a)
Group Company Insurance Policies	3.20(a)
Group Company Insurance Policy	3.20(a)
HSR Act	3.06
India Closing Date	2.03(d)
Indian Consideration	2.08(b)
Indian Transfer Agreement	2.08(b)
Information	5.13(d)
Inventory Transition Period	5.12(c)(ii)
IT Systems	3.14(f)
JV Company Seller	Recitals
Key Executive Employment Agreements	Recitals
Leave Offered Employees	7.03(a)
Mandatory Regulatory Approvals	8.01(b)
Material Contract	3.15
Material Contracts	3.15
Material Customers	3.21
Material Suppliers	3.21
Net Debt Difference	2.04(c)
Net Working Capital Deficiency Adjustment Amount	2.04(c)
Net Working Capital Surplus Adjustment Amount	2.04(c)
New Inventory	5.12(c)(ii)
Objection Notice	2.04(b)
Occurrence Based Policies	5.10
Other Insurance Policies	3.20(a)
Other Insurance Policy	3.20(a)
P&E Employee Plan	3.12(a)
Parties	Preamble
Party	Preamble
Patents	1.01
Performance-Vesting Company Equity Awards	7.06
Potential Bonus Recipient	7.11(b)
Pre-Closing Buyer-Filed Tax Return	6.03
Pre-Closing Non-Income Taxes	6.05(a)
Privileged Information	5.13(d)
Privileges	5.13(d)
Property Taxes	6.05(c)
Purchase Price	2.03(a)
Real Estate Seller	Recitals
Reference Date	2.03(b)
Reference Date Balance Sheet	2.03(b)
Reference Date Net Debt	2.03(b)
Reference Date Net Working Capital	2.03(b)
Regulatory Filings	5.02(a)
Relevant Period	5.16(a)
Restricted Business	5.20(a)

Restructured Businesses	Recitals
Restructuring Equity Seller	Recitals
Restructuring Equity Sellers	Recitals
Restructuring Transferred Companies	Recitals
Restructuring Transferred Company	Recitals
Retained Books and Records	5.14(f)
Review Documents	3.28
Seller	Recitals
Seller FSA Plan	7.08(d)
Sellers	Recitals
Severance Claim	7.03(f)
Shared Corporate Contract	5.06(c)
Shared Services	3.18(a)
Signage	5.12(c)(iii)
Solvent	4.06
Specified Assets	2.11(b)
Stock Transition Period	5.12(c)(i)
Supply Agreement	2.10(a)(iii)
Tax Claim	6.07(a)
Tax Deductible	6.05(e)(ii)
Tax Purchase Price	2.06(a)
Tax Refunds	6.06
Termination Date	9.01(d)(i)
Time-Vesting Company Equity Awards	7.06
Trademarks	1.01
Transaction Expenses Adjustment Amount	2.04(c)
Transaction Tax Deductions	6.03
Transfer Date	7.03(b)
Transfer Document	2.08(a)
Transfer Documents	2.08(a)
Transfer Taxes	6.01
Transferred Companies	Recitals
Transferred Company	Recitals
Transferred Company Equity Interests	Recitals
Transferred Employee	7.03(b)
Transferred JV Companies	Recitals
Transferred JV Company	Recitals
Transferred JV Company Equity Interests	Recitals
Transition Period	5.12(c)
Transition Services Agreement	2.10(a)(ii)
UK Tax Payment	6.11(a)(i)
Unresolved Items	2.04(b)
VAT Records	6.10(h)
VATA	6.10(b)

SCHEDULE 1
Equity Sellers; Transferred Companies

Equity Seller	Transferred Company	Direct or Indirect Subsidiaries of Transferred Company
Corporate Place LLC	Clyde Union (Holdings) S.à r.l.	Clyde Union S.à r.l. Clyde Union (US), Inc. Clyde Union Inc. Clyde Union Canada Limited S & N Pump Company S & N International, L.L.C.
SPX Clyde UK Limited	SPX France Holdings SAS
Clyde Union (France) S.A.S. to be merged with and into SPX France Holdings SAS pursuant to the French Mergers.

Clyde Union S.A.S. to be merged with and into Clyde Union (France) S.A.S. pursuant to the French Mergers.

SPX Flow US, LLC	Flow America, LLC	--
SPX Flow EMEA Holdings Limited	SPX Flow Technology Kerry Limited	--
SPX Clyde UK Limited	Clyde Union (Holdings) Limited

Clyde Union DB Limited

S & N Pump Middle East, LLC

Clyde Union Pumps Middle East FZE

Clyde Union (Indonesia) Holdings Limited

Clyde Union Limited

Mather & Platt Machinery Limited

Girdlestone Pumps Limited

Clyde Union China Holdings Limited

Clyde Union Pumps Technology (Beijing) Co. Ltd.

SPX Flow Middle East L.L.C.

SPX Flow Saudi Arabia LLC (50% Equity Interest held by Clyde Union DB Limited; 50% Equity Interest held by SPX International Limited)

PT. Clyde Union Pumps Indonesia (60% Equity Interest held by Clyde Union (Indonesia) Holdings Limited)

PT Barata David Brown Gear Industries (51% Equity Interest held by Clyde Union DB Limited)

Clyde Pumps India Private Limited (60% Equity Interest held by Clyde Union Limited)

Equity Sellers: Restructuring Equity Sellers	Transferred Companies: Restructuring Transferred Companies
SPX Flow Technology Singapore Pte. Ltd.	Flow Power & Energy Singapore Pte. Ltd.
Corporate Place LLC	Flow Power & Energy Middle East DMCC
SPX Flow Technology (India) Private Limited	Flow P&E India Private Limited
SPX International Limited	Power & Energy International Limited

Non-Wholly Owned Group Company	Percentage Ownership
Clyde Pumps India Private Limited	60%
PT. Clyde Union Pumps Indonesia	60%
PT Barata David Brown Gear Industries	51%
SPX Flow Oil & Gas Equipments Trading Services LLC	49%, but solely for purposes of calculating “Net Debt” and “Net Working Capital”, 100%
SPX Flow and WTE Energy FZCO	65%

SSCHEDULE 2
JV Company Seller; Transferred JV Companies

Equity Seller: JV Company Seller	Transferred JV Companies
SPX Middle East FZE	SPX Flow Oil & Gas Equipments Trading Services LLC (49% Equity Interests held by SPX Middle East FZE) SPX Flow and WTE Energy FZCO (65% Equity Interests held by SPX Middle East FZE)

SCHEDULE 3
Real Estate Seller

Real Estate Seller
SPX Clyde UK Limited

128